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09045530

## 82- SUBMISSIONS FACING SHEET

**Follow-Up Materials**

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Kasikornbank Public Co. Ltd

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

PROCESSED
MAR 10 2009
THOMSON REUTERS

**NEW ADDRESS ____________________

FILE NO. 82- 04922 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DATE: 3/9/09

082-04922



12-31-08
AR/S

# KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

## Annual Financial Statements

## and

## Audit Report of Certified Public Accountant

## For the Years Ended

## 31 December 2008 and 2007

# AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of **KASIKORNBANK PUBLIC COMPANY LIMITED**

I have audited the accompanying consolidated and the Bank-only balance sheets as at 31 December 2008 and 2007, and the related statements of income, changes in equity and cash flows for the years then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an audit opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 31 December 2008 and 2007 and the results of operations and cash flows for the years then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted accounting principles.

I draw your attention to Note 4 to the financial statements regarding the change in accounting policy for goodwill and negative goodwill arising from business combination.



(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
25 February 2009

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

| | Note | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | | 31 December 2008 | 31 December 2007 | 31 December 2008 | 31 December 2007 |
| ASSETS | | | | | |
| Cash | | 27,751,132,799 | 18,050,910,229 | 27,749,839,530 | 18,050,394,496 |
| Interbank and money market items | 6 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 187,804,506,628 | 23,955,521,230 | 188,235,960,376 | 23,839,948,330 |
| Non-interest bearing | | 2,394,508,907 | 2,068,509,349 | 2,370,658,700 | 2,141,352,645 |
| Foreign items | | | | | |
| Interest bearing | | 6,911,249,953 | 31,758,252,444 | 6,911,249,953 | 31,758,252,444 |
| Non-interest bearing | | 1,624,097,788 | 941,653,023 | 1,624,097,788 | 941,653,023 |
| Total Interbank and Money Market Items - net | | 198,734,363,276 | 58,723,936,046 | 199,141,966,817 | 58,681,206,442 |
| Securities purchased under resale agreements | 7 | - | 10,700,000,000 | - | 10,700,000,000 |
| Investments | 8,28 | | | | |
| Current investments - net | | 68,497,787,570 | 55,074,215,621 | 68,259,574,086 | 54,873,146,691 |
| Long-term investments - net | | 34,233,331,066 | 39,862,883,907 | 34,084,314,271 | 39,569,807,339 |
| Investments in subsidiaries and associated companies - net | | 213,919,871 | 588,881,492 | 9,474,176,919 | 9,357,459,219 |
| Total Investments - net | | 102,945,038,507 | 95,525,981,020 | 111,818,065,276 | 103,800,413,249 |
| Loans and accrued interest receivables | 9,10 | | | | |
| Loans | | 904,008,482,345 | 762,504,956,478 | 900,587,488,788 | 761,304,679,205 |
| Accrued interest receivables | | 1,485,402,209 | 1,263,006,905 | 1,454,349,205 | 1,246,446,594 |
| Total Loans and Accrued Interest Receivables | | 905,493,884,554 | 763,767,963,383 | 902,041,837,993 | 762,551,125,799 |
| Less Allowance for doubtful accounts | 11 | (26,394,024,260) | (24,217,164,752) | (25,124,927,562) | (22,616,459,945) |
| Less Revaluation allowance for debt restructuring | 12 | (3,377,677,854) | (1,634,565,710) | (3,377,539,186) | (1,630,308,817) |
| Total Loans and Accrued Interest Receivables - net | | 875,722,182,440 | 737,916,232,921 | 873,539,371,245 | 738,304,357,037 |
| Properties foreclosed - net | 13 | 14,391,986,376 | 15,365,479,015 | 11,228,783,969 | 11,252,507,216 |
| Customers' liability under acceptances | | 491,591,856 | 1,461,617,321 | 491,591,856 | 1,461,617,321 |
| Premises and equipment - net | 15 | 29,657,262,495 | 24,533,966,976 | 28,833,796,929 | 23,982,109,592 |
| Intangible assets - net | 16 | 9,223,691,205 | 6,899,677,565 | 7,912,230,042 | 5,610,638,942 |
| Derivative revaluation | | 36,451,821,209 | 10,639,678,300 | 36,451,821,209 | 10,639,678,300 |
| Other assets - net | | 8,185,419,963 | 14,700,298,756 | 6,384,756,100 | 11,666,418,362 |
| Total Assets | | 1,303,554,490,126 | 994,517,778,149 | 1,303,552,222,973 | 994,149,340,957 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

| | Note | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | | 31 December 2008 | 31 December 2007 | 31 December 2008 | 31 December 2007 |
| LIABILITIES AND EQUITY | | | | | |
| Deposits | 17 | | | | |
| Deposits in baht | | 952,855,541,282 | 774,692,309,728 | 953,693,804,451 | 775,278,056,653 |
| Deposits in foreign currencies | | 15,094,230,401 | 9,129,597,621 | 15,094,230,401 | 9,129,597,621 |
| Total Deposits | | 967,949,771,683 | 783,821,907,349 | 968,788,034,852 | 784,407,654,274 |
| Interbank and money market items | 18 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 11,738,122,859 | 11,383,205,288 | 12,271,554,753 | 11,516,209,208 |
| Non-interest bearing | | 3,218,958,724 | 2,611,442,211 | 3,237,940,863 | 2,614,103,480 |
| Foreign items | | | | | |
| Interest bearing | | 3,619,132,586 | 131,673 | 3,619,132,586 | 131,673 |
| Non-interest bearing | | 334,378,816 | 190,267,593 | 334,378,816 | 190,267,593 |
| Total Interbank and Money Market Items | | 18,910,592,985 | 14,185,046,765 | 19,463,007,018 | 14,320,711,954 |
| Liabilities payable on demand | | 10,882,926,540 | 11,116,765,544 | 10,882,805,054 | 11,116,765,544 |
| Borrowings | | | | | |
| Short-term borrowings | 19 | 97,635,654,976 | 39,074,886,887 | 97,453,984,460 | 38,678,337,602 |
| Long-term borrowings | 20 | 40,523,226,790 | 19,024,904,223 | 40,523,226,790 | 19,024,904,223 |
| Total Borrowings | | 138,158,881,766 | 58,099,791,110 | 137,977,211,250 | 57,703,241,825 |
| Bank's liability under acceptances | | 491,591,856 | 1,461,617,321 | 491,591,856 | 1,461,617,321 |
| Derivative revaluation | | 31,899,969,720 | 6,593,620,276 | 31,899,969,720 | 6,593,620,276 |
| Other liabilities | | 21,598,161,213 | 19,243,695,278 | 20,743,653,820 | 18,410,592,161 |
| Total Liabilities | | 1,189,891,895,763 | 894,522,443,643 | 1,190,246,273,570 | 894,014,203,355 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

| | Note | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | | 31 December 2008 | 31 December 2007 | 31 December 2008 | 31 December 2007 |
| Equity | | | | | |
| Share capital | 22 | | | | |
| Authorized share capital | | | | | |
| 3,048,614,697 ordinary shares, Baht 10 par value | | 30,486,146,970 | 30,486,146,970 | 30,486,146,970 | 30,486,146,970 |
| Issued and paid-up share capital | | | | | |
| 2,393,260,193 ordinary shares, Baht 10 par value | | 23,932,601,930 | | 23,932,601,930 | |
| 2,388,202,317 ordinary shares, Baht 10 par value | | | 23,882,023,170 | | 23,882,023,170 |
| Premium on ordinary shares | | 18,103,109,977 | 18,012,978,628 | 18,103,109,977 | 18,012,978,628 |
| Appraisal surplus on asset revaluation | 15 | 10,941,912,694 | 9,741,700,884 | 10,941,912,694 | 9,741,700,884 |
| Revaluation surplus on investments | 8 | 2,207,073,191 | 568,261,240 | 2,207,793,632 | 567,324,250 |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | 24 | 3,050,000,000 | 2,920,000,000 | 3,050,000,000 | 2,920,000,000 |
| Unappropriated | | 55,427,843,126 | 44,870,320,954 | 55,070,531,170 | 45,011,110,670 |
| Total equity attributable to equity holders of the Bank | | 113,662,540,918 | 99,995,284,876 | 113,305,949,403 | 100,135,137,602 |
| Minority interests | | 53,445 | 49,630 | - | - |
| Total Equity | | 113,662,594,363 | 99,995,334,506 | 113,305,949,403 | 100,135,137,602 |
| Total Liabilities and Equity | | 1,303,554,490,126 | 994,517,778,149 | 1,303,552,222,973 | 994,149,340,957 |
| Off-balance sheet items - contingencies | 29 | | | | |
| Aval to bills and guarantees of loans | | 1,563,959,968 | 1,142,268,369 | 1,563,959,968 | 1,142,268,369 |
| Liability under unmatured import bills | | 5,643,988,027 | 5,674,257,724 | 5,643,988,027 | 5,674,257,724 |
| Letters of credit | | 17,165,132,860 | 20,496,880,543 | 17,165,132,860 | 20,496,880,543 |
| Other contingencies | | 2,250,537,454,088 | 1,703,175,812,080 | 2,250,262,913,827 | 1,702,844,824,803 |



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | Note | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | | 2008 | 2007 | 2008 | 2007 |
| Interest and dividend income | | | | | |
| Loans | | 52,050,182,376 | 45,842,526,406 | 53,055,815,112 | 46,494,896,375 |
| Interbank and money market items | | 2,100,605,881 | 3,840,564,048 | 2,099,150,462 | 3,839,126,538 |
| Finance leases | | 1,863,885,174 | 1,183,121,874 | - | - |
| Investments | | 4,115,286,384 | 4,650,150,821 | 4,552,955,980 | 5,509,587,924 |
| Total Interest and Dividend Income | | 60,129,959,815 | 55,516,363,149 | 59,707,921,554 | 55,843,610,837 |
| Interest expense | | | | | |
| Deposits | | 14,368,772,601 | 15,946,420,441 | 14,372,319,474 | 15,956,732,825 |
| Interbank and money market items | | 290,181,636 | 207,608,572 | 293,625,738 | 219,291,720 |
| Short-term borrowings | | 1,901,699,436 | 902,425,544 | 1,922,916,526 | 917,700,987 |
| Long-term borrowings | | 1,133,071,568 | 1,028,808,707 | 1,115,987,564 | 1,028,749,233 |
| Total Interest Expense | | 17,693,725,241 | 18,085,263,264 | 17,704,849,302 | 18,122,474,765 |
| Net income from interest and dividends | | 42,436,234,574 | 37,431,099,885 | 42,003,072,252 | 37,721,136,072 |
| Bad debt and doubtful accounts | 26 | 4,592,476,280 | 4,289,972,963 | 4,464,604,424 | 4,279,506,141 |
| Loss on debt restructuring | 27 | 3,241,522,612 | 1,596,768,338 | 3,231,966,770 | 1,379,938,751 |
| Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring | | 34,602,235,682 | 31,544,358,584 | 34,306,501,058 | 32,061,691,180 |
| Non-interest income | | | | | |
| Gain on investments | 8 | 1,570,872,008 | 1,176,103,020 | 1,546,846,977 | 1,080,251,125 |
| Share of profit from investments on equity method | 8 | 36,008,888 | 120,034,778 | - | - |
| Fees and service income | | | | | |
| Acceptances, aval and guarantees | | 1,209,618,626 | 1,008,829,453 | 1,209,618,626 | 1,008,829,453 |
| Others | | 15,760,724,870 | 12,333,753,499 | 13,810,978,284 | 10,966,820,582 |
| Gain on exchanges | | 3,279,451,166 | 2,717,533,649 | 3,278,475,942 | 2,717,533,649 |
| Other income | | 790,271,312 | 1,540,927,633 | 745,499,897 | 958,051,119 |
| Total Non-interest Income | | 22,646,946,870 | 18,897,182,032 | 20,591,419,726 | 16,731,485,928 |
| Non-interest expenses | | | | | |
| Personnel expenses | | 12,341,345,995 | 9,344,190,639 | 10,219,082,177 | 8,636,041,267 |
| Premises and equipment expenses | 15 | 6,797,034,950 | 6,169,664,771 | 7,364,618,732 | 5,993,167,001 |
| Taxes and duties | | 2,217,313,807 | 2,420,454,466 | 2,166,068,758 | 2,367,296,326 |
| Fees and service expenses | | 4,152,824,076 | 3,333,155,767 | 3,963,521,250 | 3,150,559,731 |
| Directors' remuneration | | 97,075,045 | 86,666,078 | 91,075,045 | 80,666,078 |
| Contributions to Financial Institutions Development Fund and Deposit Protection Agency | | 3,256,905,553 | 3,042,403,837 | 3,256,905,553 | 3,042,403,837 |
| Other expenses | | 6,208,935,106 | 4,632,588,752 | 6,505,756,118 | 4,265,420,650 |
| Total Non-interest Expenses | | 35,071,434,532 | 29,029,124,310 | 33,567,027,633 | 27,535,554,890 |
| Income before income tax | | 22,177,748,020 | 21,412,416,306 | 21,330,893,151 | 21,257,622,218 |
| Income tax expense | | 6,844,479,399 | 6,407,529,880 | 6,523,595,109 | 6,254,104,387 |
| Net income | | 15,333,268,621 | 15,004,886,426 | 14,807,298,042 | 15,003,517,831 |
| Net income attributable to: | | | | | |
| Equity holders of the Bank | | 15,333,265,312 | 15,004,879,358 | 14,807,298,042 | 15,003,517,831 |
| Minority interest | | 3,309 | 7,068 | - | - |
| Net income | | 15,333,268,621 | 15,004,886,426 | 14,807,298,042 | 15,003,517,831 |
| Basic earnings per share | 22 | 6.41 | 6.28 | 6.19 | 6.28 |
| Weighted average number of ordinary shares (shares) | 22 | 2,393,122,000 | 2,387,438,198 | 2,393,122,000 | 2,387,438,198 |



(Pol.Gen. Puw Sarasin)

Vice Chairman



(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | Note | Baht Consolidated | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings Appropriated Legal Reserve | Retained Earnings Unappropriated | Total equity attributable to equity holders of the Bank | Minority Interests | Total |
| **Beginning balance as of 1 January 2007** | | 23,821,477,330 | 17,903,743,235 | 9,883,084,524 | ( 156,538,488) | 2,160,000,000 | 34,626,532,765 | 88,238,299,366 | 19,158 | 88,238,318,524 |
| Appraisal surplus on asset revaluation | | - | - | ( 136,685,596) | - | - | 136,685,596 | - | - | - |
| Others | | - | - | ( 4,698,044) | - | - | 40,723,468 | 36,025,424 | - | 36,025,424 |
| Revaluation surplus on investments | | - | - | - | 724,799,728 | - | - | 724,799,728 | 23,404 | 724,823,132 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | ( 141,383,640) | 724,799,728 | - | 177,409,064 | 760,825,152 | 23,404 | 760,848,556 |
| Ordinary shares | | 60,545,840 | - | - | - | - | - | 60,545,840 | - | 60,545,840 |
| Premium on ordinary shares | | - | 109,235,393 | - | - | - | - | 109,235,393 | - | 109,235,393 |
| Legal reserve | | - | - | - | - | 760,000,000 | ( 760,000,000) | - | - | - |
| Net income | | - | - | - | - | - | 15,004,879,358 | 15,004,879,358 | 7,068 | 15,004,886,426 |
| Dividend paid | 25 | - | - | - | - | - | ( 4,178,500,233) | ( 4,178,500,233) | - | ( 4,178,500,233) |
| **Ending balance as of 31 December 2007** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 568,261,240 | 2,920,000,000 | 44,870,320,954 | 99,995,284,876 | 49,630 | 99,995,334,506 |
| **Beginning balance as of 1 January 2008** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 568,261,240 | 2,920,000,000 | 44,870,320,954 | 99,995,284,876 | 49,630 | 99,995,334,506 |
| Appraisal surplus on asset revaluation | | - | - | 1,205,256,334 | - | - | 168,642,844 | 1,373,899,178 | - | 1,373,899,178 |
| Others | | - | - | ( 5,044,524) | - | - | ( 27,865,598) | ( 32,910,122) | - | ( 32,910,122) |
| Revaluation surplus on investments | | - | - | - | 1,638,811,951 | - | - | 1,638,811,951 | 506 | 1,638,812,457 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | 1,200,211,810 | 1,638,811,951 | - | 140,777,246 | 2,979,801,007 | 506 | 2,979,801,513 |
| Ordinary shares | | 50,578,760 | - | - | - | - | - | 50,578,760 | - | 50,578,760 |
| Premium on ordinary shares | | - | 90,131,349 | - | - | - | - | 90,131,349 | - | 90,131,349 |
| Legal reserve | | - | - | - | - | 130,000,000 | ( 130,000,000) | - | - | - |
| Net income | | - | - | - | - | - | 15,333,265,312 | 15,333,265,312 | 3,309 | 15,333,268,621 |
| Others | | - | - | - | - | - | - | - | - | - |
| Dividend paid | 25 | - | - | - | - | - | ( 4,786,520,386) | ( 4,786,520,386) | - | ( 4,786,520,386) |
| **Ending balance as of 31 December 2008** | | 23,932,601,930 | 18,103,109,977 | 10,941,912,694 | 2,207,073,191 | 3,050,000,000 | 55,427,843,126 | 113,662,540,918 | 53,445 | 113,662,594,363 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF CHANGES IN EQUITY**

**FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007**

| | | Baht | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | The Bank | | | | | | |
| | Note | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings Appropriated Legal Reserve | Retained Earnings Unappropriated | Total equity attributable to equity holders of the Bank |
| **Beginning balance as of 1 January 2007** | | 23,821,477,330 | 17,903,743,235 | 9,883,084,524 | ( 159,689,649) | 2,160,000,000 | 34,809,407,476 | 88,418,022,916 |
| Appraisal surplus on asset revaluation | | - | - | ( 136,685,596) | - | - | 136,685,596 | - |
| Others | | - | - | ( 4,698,044) | - | - | - | ( 4,698,044) |
| Revaluation surplus on investments | | - | - | - | 727,013,899 | - | - | 727,013,899 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | ( 141,383,640) | 727,013,899 | - | 136,685,596 | 722,315,855 |
| Ordinary shares | | 60,545,840 | - | - | - | - | - | 60,545,840 |
| Premium on ordinary shares | | - | 109,235,393 | - | - | - | - | 109,235,393 |
| Legal reserve | | - | - | - | - | 760,000,000 | ( 760,000,000) | - |
| Net income | | - | - | - | - | - | 15,003,517,831 | 15,003,517,831 |
| Dividend paid | 25 | - | - | - | - | - | ( 4,178,500,233) | ( 4,178,500,233) |
| **Ending balance as of 31 December 2007** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 567,324,250 | 2,920,000,000 | 45,011,110,670 | 100,135,137,602 |
| **Beginning balance as of 1 January 2008** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 567,324,250 | 2,920,000,000 | 45,011,110,670 | 100,135,137,602 |
| Appraisal surplus on asset revaluation | | - | - | 1,205,256,334 | - | - | 168,642,844 | 1,373,899,178 |
| Others | | - | - | ( 5,044,524) | - | - | - | ( 5,044,524) |
| Revaluation surplus on investments | | - | - | - | 1,640,469,382 | - | - | 1,640,469,382 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | 1,200,211,810 | 1,640,469,382 | - | 168,642,844 | 3,009,324,036 |
| Ordinary shares | | 50,578,760 | - | - | - | - | - | 50,578,760 |
| Premium on ordinary shares | | - | 90,131,349 | - | - | - | - | 90,131,349 |
| Legal reserve | | - | - | - | - | 130,000,000 | ( 130,000,000) | - |
| Net income | | - | - | - | - | - | 14,807,298,042 | 14,807,298,042 |
| Dividend paid | 25 | - | - | - | - | - | ( 4,786,520,386) | ( 4,786,520,386) |
| **Ending balance as of 31 December 2008** | | 23,932,601,930 | 18,103,109,977 | 10,941,912,694 | 2,207,793,632 | 3,050,000,000 | 55,070,531,170 | 113,305,949,403 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 2008 | 2007 | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net income | | 15,333,268,621 | 15,004,886,426 | 14,807,298,042 | 15,003,517,831 |
| Add(Less) Adjustments to reconcile net income to net cash from operating activities | | | | | |
| Depreciation and amortization | | 2,889,766,527 | 1,967,529,914 | 2,482,772,889 | 1,847,547,104 |
| Bad debts and doubtful accounts | | 4,592,476,280 | 4,289,972,963 | 4,464,604,424 | 4,279,506,141 |
| Loss on debt restructuring | | 3,241,522,612 | 1,596,768,338 | 3,231,966,770 | 1,379,938,751 |
| Interest income from amortization of revaluation allowance for debt restructuring | | ( 167,623,985) | ( 168,114,408) | ( 165,502,386) | ( 136,663,966) |
| Gain (loss) on foreign exchange translation of long-term borrowings | | 235,300,000 | ( 453,214,487) | 235,300,000 | ( 453,214,487) |
| Gain on revaluation of investments | | ( 70,032,302) | ( 50,351,988) | ( 70,032,302) | ( 50,351,988) |
| Reversal of loss on impairment of investments in securities | | ( 414,398,386) | ( 102,243,344) | ( 428,622,640) | ( 94,056,921) |
| Amortization of goodwill | 4 | - | 143,609,091 | - | - |
| Gain on disposal of securities for investment | | ( 669,455,000) | ( 690,348,664) | ( 637,444,021) | ( 687,832,854) |
| Discount amortization on debt instruments | | ( 1,507,713,248) | ( 323,493,423) | ( 1,507,447,541) | ( 318,624,024) |
| Loss on impairment of investments in receivables | | 71,405,840 | 106,756,662 | 52,314,181 | 79,072,931 |
| Loss on impairment of foreclosed properties | | 430,399,855 | 545,080,638 | 385,814,601 | 428,010,197 |
| Reversal of loss on impairment of other assets | | ( 58,508,152) | ( 44,985,334) | ( 58,339,517) | ( 41,317,214) |
| Loss from a capital reduction in a subsidiary | | - | - | - | 43,140,000 |
| Loss from sale of loans | | 299,579,718 | - | 299,579,718 | - |
| (Gain) loss on disposal of premises and equipment | | ( 470,373) | ( 800,669) | ( 2,081,545) | 5,909,587 |
| Reversal of loss on impairment of premises and equipment | | ( 102,522,057) | - | ( 102,522,057) | - |
| Gain on transfer of financial assets | | ( 950,750) | ( 9,834,159) | - | ( 5,055,426) |
| Share of profit from investments on equity method | | ( 36,008,888) | ( 120,034,778) | - | - |
| Dividend income from associated companies | | 22,785,000 | 48,785,000 | - | - |
| Effect from full consolidation | 1, 8 | 426,701,786 | - | - | - |
| Amortization of discount on promissory note receivables | | ( 26,759,695) | ( 14,439,717) | ( 9,195,941) | ( 5,056,154) |
| Amortization of discount on debentures | | 3,353,925 | 3,462,416 | 3,353,925 | 3,462,416 |
| (Decrease) increase in other accrued expenses | | ( 157,388,560) | 833,134,616 | 52,105,111 | 635,957,069 |
| Increase in other reserves | | 1,113,744,113 | 429,549,899 | 1,113,744,113 | 429,549,899 |
| | | 25,448,472,881 | 22,991,674,992 | 24,147,665,824 | 22,343,438,892 |
| Net income from interest and dividends | | ( 42,436,234,574) | ( 37,431,099,885) | ( 42,003,072,252) | ( 37,721,136,072) |
| Income tax expense | | 6,844,479,399 | 6,407,529,880 | 6,523,595,109 | 6,254,104,387 |
| Proceeds from interest and dividends | | 60,266,264,019 | 56,993,989,135 | 59,690,074,729 | 57,206,769,772 |
| Interest paid | | ( 16,492,308,284) | ( 18,820,309,641) | ( 16,506,065,124) | ( 18,864,310,724) |
| Income tax paid | | ( 6,837,647,687) | ( 4,322,775,781) | ( 6,540,198,324) | ( 4,163,131,238) |
| Net income from operations before changes in operating assets and liabilities | | 26,793,025,754 | 25,819,008,700 | 25,311,999,962 | 25,055,735,017 |
| (Increase) decrease in operating assets | | | | | |
| Interbank and money market items (assets) | | ( 140,324,422,002) | 24,128,138,229 | ( 140,717,485,325) | 24,207,884,298 |
| Securities purchased under resale agreements | | 10,700,000,000 | 11,500,000,000 | 10,700,000,000 | 11,500,000,000 |
| Investment for trading | | ( 4,526,342,001) | 3,592,670,599 | ( 4,526,342,001) | 3,592,670,596 |
| Loans | | ( 148,364,390,336) | ( 102,288,154,187) | ( 145,669,652,875) | ( 100,638,984,929) |
| Properties foreclosed | | 3,672,037,775 | 4,902,786,458 | 2,763,288,327 | 3,615,897,603 |
| Other assets | | ( 19,258,749,669) | ( 6,894,827,107) | ( 20,408,884,823) | ( 5,055,718,068) |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 2008 | 2007 | 2008 | 2007 |
| Increase (decrease) in operating liabilities | | | | | |
| Deposits | | 184,127,864,334 | 32,891,066,648 | 184,380,380,578 | 32,408,698,678 |
| Interbank and money market items (liabilities) | | 4,725,546,220 | (3,504,447,443) | 5,142,295,064 | (3,765,620,383) |
| Liabilities payable on demand | | (233,839,004) | 4,359,499,292 | (233,960,490) | 4,359,499,292 |
| Short-term borrowings | | 58,560,768,089 | 12,455,355,893 | 58,775,646,858 | 11,870,437,602 |
| Other liabilities | | 25,488,990,341 | (2,055,735,933) | 25,337,499,986 | (2,239,295,705) |
| Net Cash Provided by Operating Activities | | 1,360,489,501 | 4,905,361,149 | 854,785,261 | 4,911,204,001 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Proceeds from disposal of available-for-sale investments | | 90,105,118,197 | 96,824,599,623 | 89,933,134,194 | 96,802,608,033 |
| Proceeds from redemption of held-to-maturity debt instruments | | 2,107,043,954 | 4,641,580,573 | 1,927,029,434 | 4,152,580,573 |
| Proceeds from disposal of general investments | | 656,268,495 | 603,422,935 | 650,724,045 | 592,854,454 |
| Proceeds from a capital reduction in a subsidiary | | - | - | - | 440,000,000 |
| Purchase of available-for-sale investments | | (91,960,143,391) | (97,452,897,004) | (91,570,914,666) | (97,437,897,004) |
| Proceeds from collection of investments in receivables | | 266,468,763 | 226,079,048 | 37,506,063 | 33,627,649 |
| Purchase of held-to-maturity debt instruments | | (419,325,600) | (253,183,413) | (419,325,600) | (253,183,413) |
| Purchase of general investments | | (119,654,317) | (29,197,850) | (118,654,317) | (129,197,850) |
| Proceeds from disposal of premises and equipment | | 4,848,048 | 14,687,689 | 6,089,469 | 6,891,975 |
| Purchase of premises and equipment | | (5,753,503,315) | (3,552,353,644) | (5,133,677,454) | (3,208,135,924) |
| Proceeds from disposal of intangible assets | | 5,863,213 | - | - | - |
| Purchase of intangible assets | | (3,167,109,343) | (2,580,002,837) | (3,081,109,760) | (2,563,248,349) |
| Net Cash Used in by Investing Activities | | (8,274,125,296) | (1,557,264,880) | (7,769,198,592) | (1,563,099,856) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Increase in long-term borrowings | | 21,259,668,642 | 300,702,947 | 21,259,668,642 | 300,702,947 |
| Increase in share capital | | 50,578,760 | 60,545,840 | 50,578,760 | 60,545,840 |
| Increase in premium on share capital | | 90,131,349 | 109,235,393 | 90,131,349 | 109,235,393 |
| Payment of dividends | 25 | (4,786,520,386) | (4,178,500,233) | (4,786,520,386) | (4,178,500,233) |
| Net Cash Provided by (Used in) Financing Activities | | 16,613,858,365 | (3,708,016,053) | 16,613,858,365 | (3,708,016,053) |
| Net increase (decrease) in cash and cash equivalents | | 9,700,222,570 | (359,919,784) | 9,699,445,034 | (359,911,908) |
| Cash and cash equivalents at the beginning of the year | 5 | 18,050,910,229 | 18,410,830,013 | 18,050,394,496 | 18,410,306,404 |
| Cash and cash equivalents at the end of the year | 5 | 27,751,132,799 | 18,050,910,229 | 27,749,839,530 | 18,050,394,496 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| Note | Contents | Page |
|---|---|---|

| **Note** | **Contents** | **Page** |
|---|---|---|

These notes form an integral part of the financial statements.

## 1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 31 December 2008 and 2007, the Bank had a total staff of 13,560 and 12,320 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

| | % Shareholding of the Bank Directly and Indirectly | |
|---|---|---|
| | 31 December 2008 | 31 December 2007 |
| Phethai Asset Management Co., Ltd. ("Phethai-AMC") | 100.00 | 100.00 |
| Kasikorn Research Center Co., Ltd. ("KResearch") | 100.00 | 100.00 |
| Kasikorn Asset Management Co., Ltd. ("KAsset")* | 100.00 | 100.00 |
| Kasikorn Securities Public Co., Ltd. ("KSecurities") | 99.99 | 99.99 |
| Kasikorn Factoring Co., Ltd. ("KFactoring") | 100.00 | 100.00 |
| Kasikorn Leasing Co., Ltd. ("KLeasing") | 100.00 | 100.00 |
| Progress Land and Buildings Co., Ltd. ("PLB") | 100.00 | 100.00 |
| KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") * | 100.00 | 100.00 |
| K-SME Venture Capital Co., Ltd. ("K-SME") | 100.00 | 100.00 |
| Progress Gunpai Co., Ltd. | 100.00 | 100.00 |
| Progress Plus Co., Ltd. | 100.00 | 100.00 |
| Progress Facilities Management Co., Ltd. | 100.00 | 100.00 |
| Progress Management Co., Ltd. | 100.00 | 100.00 |
| Progress Software Co., Ltd. | 100.00 | 100.00 |
| Progress Storage Co., Ltd. | 100.00 | 100.00 |
| Progress Service Support Co., Ltd. | 100.00 | 100.00 |
| Progress Service Co., Ltd. | 100.00 | 100.00 |
| Progress HR Co., Ltd. | 100.00 | 100.00 |
| Progress Appraisal Co., Ltd. | 100.00 | 100.00 |
| Progress Collection Co., Ltd. | 100.00 | - |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses, including factoring, finance leases, operating leases and hire purchase.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchase.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which was registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are to provide transportation service of cash and valuable assets to the Bank, including cash count service, packing and change of cash to Automatic Teller Machines.

Progress Plus Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing computer program, and training in the use of hardware and software.

Progress Storage Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loans.

Progress Service Support Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Service Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsourced employee services to the Bank and related parties.

Progress Appraisal Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise assets.

Progress Collection Company Limited is a company which was registered in the Kingdom of Thailand on 20 March 2008, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

The consolidated financial statements for the year ended 31 December 2007 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the year ended 31 December 2008 include all financial statements of the Bank's subsidiaries. (See impact of full consolidation in note 8).

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

## 2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR 70/2551, dated 3 August 2008, titled "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services" and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

## 3 USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgements, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Bank and subsidiaries' operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant impact is as of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described in note 4 significant accounting policies and in the following notes:

| Note | | |
|---|---|---|
| Note | 8 | Investments |
| | 10 | Troubled debt restructuring |
| | 11 | Allowance for doubtful accounts |
| | 12 | Revaluation allowance for debt restructuring |
| | 13 | Properties foreclosed |
| | 15 | Premises and equipment |
| | 16 | Intangible assets |
| | 19 | Short-term borrowings |
| | 20 | Long-term borrowings |
| | 26 | Bad debt and doubtful accounts (reversal) |
| | 27 | Loss on debt restructuring |
| | 29 | Contingencies |
| | 32 | Commitments |
| | 35 | Financial instruments |

## 4 SIGNIFICANT ACCOUNTING POLICIES

### 4.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

*Subsidiaries*

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*Associates*

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

*Business combinations*

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

### 4.2 New and revised Thai Accounting Standards

In 2008, the Bank and its subsidiaries adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to their operations:

| | |
|---|---|
| TAS 25 (revised 2007) | *Cash Flow Statements* |
| TAS 29 (revised 2007) | *Leases* |
| TAS 35 (revised 2007) | *Presentation of Financial Statements* |
| TAS 39 (revised 2007) | *Accounting Policies, Changes in Accounting Estimates and Errors* |
| TAS 41 (revised 2007) | *Interim Financial Reporting* |
| TAS 43 (revised 2007) | *Business Combinations* |
| TAS 51 | *Intangible Assets* |

The adoption of these new and revised TAS does not have any material impact on the consolidated and the Bank–only financial statements, except for the change in accounting policy discussed in Note 4.3 to the financial statements in respect of goodwill and negative goodwill arising from business combination.

**4.3 Change in accounting policy**

The following change of accounting policy by the Bank and subsidiaries has no effect on the Bank only financial statements.

Until 31 December 2007, the Bank and subsidiaries accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortization was charged to the statement of income over the estimated useful life of 10 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortizing such goodwill; eliminate the carrying amount of the related accumulated amortization with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "Impairment of Assets".

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognized immediately in profit or loss. Transitional provisions shall be applied to any negative goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to derecognize such negative goodwill at the beginning of the year, with a corresponding adjustment to the opening balance of retained earnings.

The Bank and subsidiaries has, accordingly, changed its accounting policy for goodwill and negative goodwill as discussed above. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the consolidated financial statements for the year ended 31 December 2008 is to reduce the charge to the statement of income resulting from the amortization of goodwill that would have been recognized under the previous accounting policy by approximately Baht 144 million, with a corresponding increase in reported profit for the year. In addition, based on impairment testing performed, management has determined that there is no impairment in the carrying value of goodwill as at 31 December 2008.

### 4.4 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

### 4.5 Investments

*Investments in subsidiaries and associates*

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

*Investments in other debt and equity securities*

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as of the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the year. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

*Disposal of investments*

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

**4.6 Loans**

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

**4.7 Allowance for doubtful accounts**

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

**4.8 Troubled debt restructuring**

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

**4.9 Properties foreclosed**

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

**4.10 Premises and equipment and depreciation**

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- **Revalued assets** (See note 15 for revaluations performed during the current year.)

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. The remainder is recognized as an expense for that period.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

**- Leased assets**

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

**- Subsequent expenditure**

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the year in which it is incurred.

**- Depreciation**

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 50 years |
| Equipment | 5-15 years |

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

### 4.11 Intangible assets

- **Goodwill** (See change in accounting policy disclosure in Note 4.3)

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

For the financial statements whose period begins before 1 January 2008, goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

For the financial statements whose period begins on or after 1 January 2008:

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arose from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill and negative goodwill presented in the financial statements whose periods begin before 1 January 2008 and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

| | |
|---|---|
| Goodwill presented in the financial statements whose period begins before 1 January 2008 | 10 years |
| Leasehold rights | Over the lease periods |
| Software licenses | 5-15 years |
| Deferred underwriting license fee and deferred stock exchange membership fee | 5 years |

### 4.12 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

**4.13 Interest-bearing liabilities**

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

**4.14 Provisions**

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

**4.15 Derivatives**

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives

The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 (IAS 39) and the BoT notification number SOR NOR SOR 13/2551, dated 3 August 2008, titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives", which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

**4.16 Employee benefits**

**- Staff retirement benefits**

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each year.

**- Provident fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

**4.17 Recognition of interest income**

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

**4.18 Recognition of interest expense**

Interest expense is recognized on an accrual basis.

**4.19 Income tax**

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

**4.20 Earnings per share**

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

### 4.21 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the year are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the year.

## 5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in equity for the years ended 31 December 2008 and 2007 as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| Revaluation surplus on investments | 1,639 | 725 |

| | The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Revaluation surplus on investments | 1,640 | 727 |

For the years ended 31 December 2008 and 2007, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 169 million and Baht 137 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation. See note 15 for revaluations performed during the current year.

For the years ended 31 December 2008 and 2007, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,422 million and Baht 1,591 million, respectively, on a consolidated basis, and Baht 1,356 million and Baht 1,364 million, respectively, for the Bank only.

## 6 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of 31 December 2008 and 2007 consisted of :

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 2,006 | 179,700 | 181,706 | 1,925 | 23,000 | 24,925 |
| Commercial banks | 1,758 | 5,235 | 6,993 | 859 | 40 | 899 |
| Finance, securities and credit foncier companies | 873 | - | 873 | 200 | - | 200 |
| Other financial institutions | - | 606 | 606 | - | - | - |
| Total Domestic | 4,637 | 185,541 | 190,178 | 2,984 | 23,040 | 26,024 |
| Add Accrued interest receivables | 3 | 69 | 72 | - | 8 | 8 |
| Less Allowance for doubtful accounts | (1) | (50) | (51) | (8) | - | (8) |
| Total | 4,639 | 185,560 | 190,199 | 2,976 | 23,048 | 26,024 |
| 2. Foreign | | | | | | |
| US Dollar | 6,106 | 803 | 6,909 | 4,483 | 26,678 | 31,161 |
| Japanese Yen | 123 | - | 123 | 6 | - | 6 |
| Other currencies | 1,347 | 153 | 1,500 | 741 | 476 | 1,217 |
| Total Foreign | 7,576 | 956 | 8,532 | 5,230 | 27,154 | 32,384 |
| Add Accrued interest receivables | - | 7 | 7 | 6 | 314 | 320 |
| Less Allowance for doubtful accounts | (4) | - | (4) | (4) | - | (4) |
| Total | 7,572 | 963 | 8,535 | 5,232 | 27,468 | 32,700 |
| Total Domestic and Foreign | 12,211 | 186,523 | 198,734 | 8,208 | 50,516 | 58,724 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 2,006 | 179,700 | 181,706 | 1,925 | 23,000 | 24,925 |
| Commercial banks | 2,166 | 5,200 | 7,366 | 816 | 40 | 856 |
| Finance, securities and credit foncier companies | 873 | - | 873 | 200 | - | 200 |
| Other financial institutions | - | 606 | 606 | - | - | - |
| Total Domestic | 5,045 | 185,506 | 190,551 | 2,941 | 23,040 | 25,981 |
| Add Accrued interest receivables | 3 | 69 | 72 | - | 8 | 8 |
| Less Allowance for doubtful accounts | (1) | (15) | (16) | (8) | - | (8) |
| Total | 5,047 | 185,560 | 190,607 | 2,933 | 23,048 | 25,981 |
| 2. Foreign | | | | | | |
| US Dollar | 6,106 | 803 | 6,909 | 4,483 | 26,678 | 31,161 |
| Japanese Yen | 123 | - | 123 | 6 | - | 6 |
| Other currencies | 1,347 | 153 | 1,500 | 741 | 476 | 1,217 |
| Total Foreign | 7,576 | 956 | 8,532 | 5,230 | 27,154 | 32,384 |
| Add Accrued interest receivables | - | 7 | 7 | 6 | 314 | 320 |
| Less Allowance for doubtful accounts | (4) | - | (4) | (4) | - | (4) |
| Total | 7,572 | 963 | 8,535 | 5,232 | 27,468 | 32,700 |
| Total Domestic and Foreign | 12,619 | 186,523 | 199,142 | 8,165 | 50,516 | 58,681 |

## 7 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements at of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Government Bonds and BoT Bonds | - | 10,700 |

## 8 INVESTMENTS

Investments as of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 6,116 | 53 | (12) | 6,157 |
| 1.1.2 Private enterprise debt instruments | 1,642 | 8 | - | 1,650 |
| 1.1.3 Marketable equity securities - domestic | 326 | 42 | - | 368 |
| Total | 8,084 | 103 | (12) | 8,175 |
| Add Allowance for revaluation | 91 | | | - |
| Total | 8,175 | | | 8,175 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 52,668 | 1,408 | - | 54,076 |
| 1.2.2 Private enterprise debt instruments | 46 | - | (46) | - |
| 1.2.3 Foreign debt instruments | 1,398 | - | - | 1,398 |
| 1.2.4 Marketable equity securities - domestic | 377 | 233 | (222) | 388 |
| 1.2.5 Others | 237 | 1 | - | 238 |
| Total | 54,726 | 1,642 | (268) | 56,100 |
| Add Allowance for revaluation | 1,566 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 56,100 | | | 56,100 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,400 | 6 | - | 2,406 |
| 1.3.2 Private enterprise debt instruments | 841 | 5 | - | 846 |
| 1.3.3 Foreign debt instruments | 982 | - | - | 982 |
| Total | 4,223 | 11 | - | 4,234 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 248 | - | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 68,498 | | | 68,509 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 24,222 | 608 | - | 24,830 |
| 2.1.2 Private enterprise debt instruments | 1,193 | 19 | - | 1,212 |
| 2.1.3 Foreign debt instruments | 1,538 | 3 | (33) | 1,508 |
| 2.1.4 Marketable equity securities - domestic | 88 | 46 | (2) | 132 |
| Total | 27,041 | 676 | (35) | 27,682 |
| Add Allowance for revaluation | 641 | | | - |
| Total | 27,682 | | | 27,682 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,435 | 149 | - | 4,584 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 5,019 | 149 | (584) | 4,584 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,435 | | | 4,584 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,786 | - | (134) | 1,652 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 740 | - | (318) | 422 |
| Total | 2,832 | - | (716) | 2,116 |
| Less Allowance for impairment | (716) | | | - |
| Total | 2,116 | | | 2,116 |
| Total Long-term Investments - net | 34,233 | | | 34,382 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprise debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprise debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| 1.2.5 Others | 20 | 1 | - | 21 |
| Total | 50,910 | 607 | (805) | 50,712 |
| Add Allowance for revaluation | 395 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,712 | | | 50,712 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 561 | - | (1) | 560 |
| 1.3.2 Private enterprise debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 860 | - | (1) | 859 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 55,074 | | | 55,073 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprise debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,730 | - | (102) | 1,628 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 1,009 | - | (274) | 735 |
| Total | 3,045 | - | (640) | 2,405 |
| Less Allowance for impairment | (640) | | | - |
| Total | 2,405 | | | 2,405 |
| Total Long-term Investments - net | 39,863 | | | 39,895 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 6,116 | 53 | (12) | 6,157 |
| 1.1.2 Private enterprises debt instruments | 1,642 | 8 | - | 1,650 |
| 1.1.3 Marketable equity securities - domestic | 326 | 43 | - | 369 |
| Total | 8,084 | 104 | (12) | 8,176 |
| Add Allowance for revaluation | 92 | | | - |
| Total | 8,176 | | | 8,176 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 52,668 | 1,408 | - | 54,076 |
| 1.2.2 Private enterprises debt instruments | 46 | - | (46) | - |
| 1.2.3 Foreign debt instruments | 1,398 | - | - | 1,398 |
| 1.2.4 Marketable equity securities - domestic | 377 | 232 | (222) | 387 |
| Total | 54,489 | 1,640 | (268) | 55,861 |
| Add Allowance for revaluation | 1,564 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 55,861 | | | 55,861 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,400 | 6 | - | 2,406 |
| 1.3.2 Private enterprises debt instruments | 841 | 5 | - | 846 |
| 1.3.3 Foreign debt instruments | 982 | - | - | 982 |
| Total | 4,223 | 11 | - | 4,234 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 248 | | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 68,260 | | | 68,271 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 24,221 | 608 | - | 24,829 |
| 2.1.2 Private enterprises debt instruments | 1,193 | 19 | - | 1,212 |
| 2.1.3 Foreign debt instruments | 1,538 | 3 | (33) | 1,508 |
| 2.1.4 Marketable equity securities - domestic | 85 | 46 | - | 131 |
| Total | 27,037 | 676 | (33) | 27,680 |
| Add Allowance for revaluation | 643 | | | - |
| Total | 27,680 | | | 27,680 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,435 | 150 | - | 4,585 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 5,019 | 150 | (584) | 4,585 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,435 | | | 4,585 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,639 | - | (103) | 1,536 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 695 | - | (304) | 391 |
| Total | 2,640 | - | (671) | 1,969 |
| Less Allowance for impairment | (671) | | | - |
| Total | 1,969 | | | 1,969 |
| Total Long-term Investments - net | 34,084 | | | 34,234 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprises debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprises debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| Total | 50,890 | 606 | (805) | 50,691 |
| Add Allowance for revaluation | 394 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,691 | | | 50,691 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 381 | - | (1) | 380 |
| 1.3.2 Private enterprises debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 680 | - | (1) | 679 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 54,873 | | | 54,872 |

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprises debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,673 | - | (84) | 1,589 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (265) | 41 |
| 2.3.3 Investments in receivables | 733 | - | (251) | 482 |
| Total | 2,712 | - | (600) | 2,112 |
| Less Allowance for impairment | (600) | | | - |
| Total | 2,112 | | | 2,112 |
| Total Long-term Investments - net | 39,570 | | | 39,602 |

As of 31 December 2008 and 2007, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 3,435 million and Baht 3,981 million, respectively.

Gain on investments presented in the statements of income for the years ended 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Gain on disposal of investments | | | | |
| Held for trading investments | 679 | 565 | 654 | 565 |
| Available-for-sale investments | 564 | 878 | 562 | 871 |
| General investments | 611 | 228 | 609 | 226 |
| Investments in receivables | 28 | 68 | - | - |
| Total | 1,882 | 1,739 | 1,825 | 1,662 |
| Loss on disposal of investments | | | | |
| Held for trading investments | (192) | (159) | (191) | (158) |
| Available-for-sale investments | (533) | (363) | (533) | (363) |
| General investments | - | (96) | - | (88) |
| Total | (725) | (618) | (724) | (609) |
| Gain on transfer of financial assets | 1 | 10 | - | 5 |
| Loss from a capital reduction in a subsidiary | - | - | - | (43) |
| Gain from revaluation of investments | 70 | 50 | 70 | 50 |
| Reversal (loss) on impairment | | | | |
| Investments in securities | 414 | 102 | 428 | 94 |
| Investments in receivables | (71) | (107) | (52) | (79) |
| Total | 343 | (5) | 376 | 15 |
| Total Gain on investments | 1,571 | 1,176 | 1,547 | 1,080 |

Revaluation surplus on investments as of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Revaluation surplus on investments | | | | |
| Debt instruments | 2,005 | 170 | 2,005 | 170 |
| Equity securities | 201 | 397 | 203 | 397 |
| Share of revaluation surplus in subsidiaries and associated companies using the equity method | 1 | 1 | - | - |
| Total | 2,207 | 568 | 2,208 | 567 |

As of 31 December 2008 and 2007 a maturity analysis for debt instruments resulted in the following:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 46,233 | 25,222 | 5,435 | 76,890 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt Instruments | 46 | 1,193 | - | 1,239 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 1,398 | 1,538 | - | 2,936 | 17,217 | 1,496 | - | 18,713 |
| Total | 47,677 | 27,953 | 5,435 | 81,065 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | 358 | 734 | 867 | 1,959 | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | - | - | - | - | (46) | - | (46) |
| Total | 48,035 | 28,687 | 6,302 | 83,024 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt Instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,400 | 3,377 | 1,058 | 6,835 | 561 | 6,355 | 1,082 | 7,998 |
| 2.2 Private enterprise debt instruments | 841 | - | 584 | 1,425 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 982 | - | - | 982 | 270 | 1,521 | - | 1,791 |
| Total | 4,223 | 3,377 | 1,642 | 9,242 | 859 | 8,758 | 1,667 | 11,284 |
| Less Allowance for impairment | - | - | (584) | (584) | - | - | (585) | (585) |
| Total | 4,223 | 3,377 | 1,058 | 8,658 | 859 | 8,758 | 1,082 | 10,699 |
| Total Debt Instruments | 52,258 | 32,064 | 7,360 | 91,682 | 34,881 | 36,240 | 17,051 | 88,172 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 46,233 | 25,222 | 5,435 | 76,890 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt instruments | 46 | 1,193 | - | 1,239 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 1,398 | 1,538 | - | 2,936 | 17,217 | 1,496 | - | 18,713 |
| Total | 47,677 | 27,953 | 5,435 | 81,065 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | 358 | 734 | 867 | 1,959 | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | - | - | - | - | (46) | - | (46) |
| Total | 48,035 | 28,687 | 6,302 | 83,024 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,400 | 3,377 | 1,058 | 6,835 | 381 | 6,355 | 1,082 | 7,818 |
| 2.2 Private enterprise debt instruments | 841 | - | 584 | 1,425 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 982 | - | - | 982 | 270 | 1,521 | - | 1,791 |
| Total | 4,223 | 3,377 | 1,642 | 9,242 | 679 | 8,758 | 1,667 | 11,104 |
| Less Allowance for impairment | - | - | (584) | (584) | - | - | (585) | (585) |
| Total | 4,223 | 3,377 | 1,058 | 8,658 | 679 | 8,758 | 1,082 | 10,519 |
| Total Debt Instruments | 52,258 | 32,064 | 7,360 | 91,682 | 34,701 | 36,240 | 17,051 | 87,992 |

As of 31 December 2008 and 2007, investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 722 | - | - | 419 | - | - | (303) |
| Total | 722 | 646 | 629 | 419 | - | - | (1,578) |

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2007 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 979 | - | - | 705 | - | - | (274) |
| Total | 979 | 896 | 629 | 705 | 1 | - | (1,798) |

(Million Baht)

| | The Bank | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 677 | - | - | 374 | - | - | (303) |
| Total | 677 | 646 | 629 | 374 | - | - | (1,578) |

(Million Baht)

| | The Bank 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 702 | - | - | 451 | - | - | (251) |
| Total | 702 | 896 | 629 | 451 | 1 | - | (1,775) |

For the years ended 31 December 2008 and 2007, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

| | Note | Consolidated | | The Bank | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| Net book value at 1 January | | 589 | 483 | 9,357 | 9,740 |
| Share of profit from investments on equity method | | 36 | 120 | - | - |
| Establishment of a new company | 1 | - | - | 5 | - |
| Effect from full consolidation | 1 | (427) | - | - | - |
| Buy | | - | - | - | 100 |
| Sale | | - | (2) | - | (14) |
| Dividend income | | (23) | (49) | - | - |
| Reversal of allowance for impairment | | 6 | 16 | - | 14 |
| Capital increase | | - | - | 112 | - |
| Capital decrease | | - | - | - | (483) |
| Others | | 33 | 21 | - | - |
| Net book value at 31 December | | 214 | 589 | 9,474 | 9,357 |

As of 31 December 2008 and 2007, investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

| | | % Shareholding | | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Investments | | | | Investments | | | |
| | Type of Business | Directly and indirectly | | Cost method | | Equity method | | Cost method | | Dividend income | |
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Phethai Asset Management Co., Ltd. | Asset Management | 100.00% | 100.00% | - | - | - | - | 5,998 | 5,998 | - | - |
| Kasikorn Research Center Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 6 | 6 | - | - |
| Kasikorn Asset Management Co., Ltd. | Mutual Fund Management | 100.00% | 100.00% | - | - | - | - | 2,003 | 2,003 | 394 | 825 |
| Kasikorn Securities Public Co., Ltd. | Securities Business | 99.99% | 99.99% | - | - | - | - | 1,312 | 1,312 | - | - |
| Kasikorn Factoring Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 237 | 237 | - | - |
| Kasikorn Leasing Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 900 | 900 | - | - |
| Progress Land and Buildings Co., Ltd. | Property Development | 100.00% | 100.00% | - | - | - | - | 639 | 639 | - | - |
| KHAO KLA Venture Capital Management Co., Ltd.* | Venture Capital Management | 100.00% | 100.00% | - | - | - | - | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | Venture Capital | 100.00% | 100.00% | - | - | - | - | 200 | 100 | - | - |
| Progress Gunpai Co., Ltd. | Service | 100.00% | 100.00% | - | 21 | - | 144 | 21 | 21 | - | - |
| Progress Plus Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 31 | 4 | 4 | 1 | 5 |
| Progress Facilities Management Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 15 | 5 | 5 | 5 | 5 |
| Progress Management Co., Ltd. | Service | 100.00% | 100.00% | - | 6 | - | 27 | 6 | 6 | 1 | 1 |
| Progress Software Co., Ltd. | Service | 100.00% | 100.00% | - | 18 | - | 107 | 19 | 18 | 2 | 20 |
| Progress Storage Co., Ltd. | Service | 100.00% | 100.00% | - | 3 | - | 18 | 3 | 3 | 3 | 3 |
| Progress Services Support Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 8 | 4 | 4 | - | - |
| Progress Services Co., Ltd. | Service | 100.00% | 100.00% | - | 2 | - | 21 | 2 | 2 | 10 | 10 |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht)

| | Type of Business | % Shareholding Directly and indirectly | | Consolidated Investments Cost method | | Consolidated Investments Equity method | | The Bank Investments Cost method | | The Bank Dividend income | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Progress HR Co., Ltd. | Service | 100.00% | 100.00% | - | 1 | - | 11 | 1 | 1 | - | - |
| Progress Appraisal Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 45 | 5 | 5 | - | - |
| Progress Collection Co., Ltd. | Service | 100.00% | - | - | - | - | - | 5 | - | - | - |
| Goco Co., Ltd ** | Information and communication | | | | | | | | | | |
| | System Development | 32.35% | - | - | - | 6 | - | - | - | - | - |
| Processing Center Co., Ltd. | Service | 30.00% | 30.00% | 15 | 3 | 174 | 160 | 15 | 3 | 23 | 5 |
| N.C. Associate Co., Ltd. | Trading | - | 28.23% | - | 1 | - | - | - | 1 | - | - |
| Rural Capital Partners Co., Ltd. | Venture Capital | 27.50% | 27.50% | 2 | 2 | 2 | 2 | 2 | 2 | - | - |
| Lawson-Marsh Events Co., Ltd.** | Venture Capital | 35.71% | - | - | - | 5 | - | - | - | - | - |
| Sukhothai Land Co., Ltd.** | Venture Capital | 20.00% | - | - | - | 10 | - | - | - | - | - |
| Humanica Co., Ltd.** | Software design and | | | | | | | | | | |
| | development | 21.60% | - | - | - | 13 | - | - | - | - | - |
| 2Spot Communications Co., Ltd.** | Information and communication | | | | | | | | | | |
| | System Development | 20.17% | - | - | - | 5 | - | - | - | - | - |
| M. Grand Hotel Co., Ltd. | Hotel | 20.00% | 20.00% | 355 | 355 | 6 | 12 | 355 | 355 | - | - |
| Total | | | | 372 | 430 | 221 | 601 | 11,742 | 11,625 | 439 | 874 |
| Less Allowance for impairment | | | | (356) | (356) | (7) | (12) | (2,268) | (2,268) | - | - |
| Investments in Subsidiaries and Associated Companies – Net | | | | 16 | 74 | 214 | 589 | 9,474 | 9,357 | 439 | 874 |

**The Bank holds shares indirectly through K – SME Venture Capital Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 31 December 2008 and 2007, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Agricultural and mining | - | 49 | - | - |
| Manufacturing and commerce | 20 | 20 | 20 | 20 |
| Property development and construction | 550 | 568 | 550 | 568 |
| Infrastructure and services | 276 | 276 | 271 | 271 |
| Others | 330 | 336 | 330 | 336 |
| Total | 1,176 | 1,249 | 1,171 | 1,195 |

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements are as follows:

(Million Baht)

| | Balance Sheets | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Total Assets | Total Liabilities | Total Equity | Total Assets | Total Liabilities | Total Equity |
| Phethai Asset Management Co., Ltd. | 4,937 | 570 | 4,367 | 8,123 | 3,855 | 4,268 |
| Kasikorn Research Center Co., Ltd. | 47 | 15 | 32 | 44 | 16 | 28 |
| Kasikorn Asset Management Co., Ltd. | 1,151 | 264 | 887 | 1,032 | 238 | 794 |
| Kasikorn Securities Public Co., Ltd. | 1,641 | 931 | 710 | 1,587 | 940 | 647 |
| Kasikorn Factoring Co., Ltd. | 4,582 | 4,085 | 497 | 4,335 | 3,927 | 408 |
| Kasikorn Leasing Co., Ltd. | 34,801 | 34,006 | 795 | 22,944 | 22,153 | 791 |
| Progress Land and Buildings Co., Ltd. | 486 | 2 | 484 | 488 | 4 | 484 |
| KHAO KLA Venture Capital Management Co., Ltd.* | 5 | - | 5 | 5 | 1 | 4 |
| K-SME Venture Capital Co., Ltd. | 197 | - | 197 | 100 | 1 | 99 |
| Progress Gunpai Co., Ltd. | 344 | 166 | 178 | 293 | 149 | 144 |
| Progress Plus Co., Ltd. | 121 | 86 | 35 | 115 | 84 | 31 |
| Progress Facilities Management Co., Ltd. | 34 | 20 | 14 | 31 | 16 | 15 |
| Progress Management Co., Ltd. | 38 | 7 | 31 | 35 | 8 | 27 |
| Progress Software Co., Ltd. | 280 | 123 | 157 | 165 | 58 | 107 |
| Progress Storage Co., Ltd. | 31 | 6 | 25 | 22 | 4 | 18 |
| Progress Services Support Co., Ltd. | 51 | 27 | 24 | 30 | 23 | 7 |
| Progress Services Co., Ltd. | 35 | 13 | 22 | 29 | 10 | 19 |
| Progress HR Co., Ltd. | 63 | 44 | 19 | 50 | 41 | 9 |
| Progress Appraisal Co., Ltd. | 101 | 35 | 66 | 63 | 24 | 39 |
| Progress Collection Co., Ltd. | 13 | 7 | 6 | - | - | - |
| | 48,958 | 40,407 | 8,551 | 39,491 | 31,552 | 7,939 |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

| | 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) |
| Phethai Asset Management Co., Ltd. | 200 | 99 | 101 | 0.17 | 863 | 678 | 185 | 0.31 |
| Kasikorn Research Center Co., Ltd. | 75 | 71 | 4 | 39.39 | 68 | 58 | 10 | 94.61 |
| Kasikorn Asset Management Co., Ltd. | 1,528 | 1,042 | 486 | 17.91 | 1,179 | 823 | 356 | 13.12 |
| Kasikorn Securities Public Co., Ltd. | 378 | 331 | 47 | 0.79 | 350 | 314 | 36 | 0.60 |
| Kasikorn Factoring Co., Ltd. | 407 | 318 | 89 | 55.45 | 392 | 269 | 123 | 76.69 |
| Kasikorn Leasing Co., Ltd. | 2,117 | 2,113 | 4 | 0.05 | 1,337 | 1,312 | 25 | 0.28 |
| Progress Land and Buildings Co., Ltd. | 7 | 7 | - | 0.05 | 23 | 30 | (7) | (0.64) |
| KHAO KLA Venture Capital Management Co., Ltd.* | 3 | 7 | (4) | (5.93) | - | 1 | (1) | (2.06) |
| K-SME Venture Capital Co., Ltd. | - | 3 | (3) | (0.15) | - | 1 | (1) | (0.03) |
| Progress Gunpai Co., Ltd. | 449 | 415 | 34 | 171.51 | 365 | 329 | 36 | 179.64 |
| Progress Plus Co., Ltd. | 402 | 396 | 6 | 25.21 | 319 | 316 | 3 | 13.72 |
| Progress Facilities Management Co., Ltd. | 81 | 76 | 5 | 91.69 | 77 | 72 | 5 | 100.89 |
| Progress Management Co., Ltd. | 68 | 63 | 5 | 86.90 | 62 | 57 | 5 | 78.06 |
| Progress Software Co., Ltd. | 503 | 451 | 52 | 519.12 | 241 | 218 | 23 | 226.83 |
| Progress Storage Co., Ltd. | 51 | 41 | 10 | 344.38 | 36 | 30 | 6 | 192.60 |
| Progress Services Support Co., Ltd. | 137 | 121 | 16 | 406.39 | 102 | 100 | 2 | 56.35 |
| Progress Services Co., Ltd. | 196 | 183 | 13 | 634.54 | 167 | 157 | 10 | 520.10 |
| Progress HR Co., Ltd. | 460 | 450 | 10 | 958.46 | 415 | 417 | (2) | (155.00) |
| Progress Appraisal Co., Ltd. | 274 | 247 | 27 | 5,463.74 | 205 | 195 | 10 | 1,982.05 |
| Progress Collection Co.,Ltd. | 28 | 27 | 1 | 13.49 | - | - | - | - |
| | 7,364 | 6,461 | 903 | | 6,201 | 5,377 | 824 | |

Statements of Income — For the Years Ended 31 December

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited
Statements of Cash Flows
For the Years Ended 31 December 2008 and 2007

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net profit | 101 | 185 |
| Adjustments to reconcile net profit from operating activities | | |
| Loss on impairment of investments in receivables | 1 | 99 |
| Reversal of bad debt and doubtful accounts | (55) | (81) |
| Loss on debt restructuring | 10 | 217 |
| Interest income from amortization of revaluation allowance for debt restructuring | (2) | (32) |
| Depreciation and amortization | 2 | 8 |
| Loss on impairment of properties foreclosed | 45 | 103 |
| Loss (gain) on investment in securities | 18 | (7) |
| Amortization of discount on promissory note receivables | (13) | (9) |
| Net (income) loss from interest and dividends | (43) | 2 |
| Gain on transfer of financial assets | (25) | (36) |
| Reversal of loss on impairment of other assets | - | (4) |
| (Decrease) increase in accrued expenses | (30) | 7 |
| | 9 | 452 |
| Interest and dividends received | 78 | 176 |
| Interest paid | (44) | (193) |
| Income tax (paid) received | (3) | 1 |
| Net profit from operations before changes in operating assets and liabilities | 40 | 436 |

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Years Ended 31 December 2008 and 2007

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| Decrease in operating assets | | |
| Investments in receivables | 218 | 151 |
| Loans and receivables | 484 | 1,044 |
| Properties foreclosed | 948 | 659 |
| Other assets | 1,546 | 453 |
| (Decrease) increase in operating liabilities | | |
| Other liabilities | (31) | 28 |
| Net Cash Provided by Operating Activities | 3,205 | 2,771 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Cash paid for purchases of long – term investments | (4) | - |
| Proceeds from disposal of long-term investments | 7 | 16 |
| Net Cash Provided by Investing Activities | 3 | 16 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Cash paid for repayment of borrowings from financial institutions | (3,215) | (2,805) |
| Net Cash Used in Financing Activities | (3,215) | (2,805) |
| Net decrease in cash and cash equivalents | (7) | (18) |
| Cash and cash equivalents at the beginning of the year | 32 | 50 |
| Cash and cash equivalents at the end of the year | 25 | 32 |

## 9 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of 31 December 2008 and 2007 consisted of:

1. Classified by Type of Loans

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Overdrafts | 158,187 | 143,053 | 157,389 | 141,737 |
| Loans | 368,050 | 305,247 | 398,038 | 325,268 |
| Bills | 309,199 | 262,254 | 314,556 | 268,992 |
| Others | 68,572 | 51,951 | 30,604 | 25,308 |
| Total | 904,008 | 762,505 | 900,587 | 761,305 |
| Add Accrued interest receivable | 1,486 | 1,263 | 1,455 | 1,246 |
| Total | 905,494 | 763,768 | 902,042 | 762,551 |
| Less Allowance for doubtful accounts | (26,394) | (24,217) | (25,125) | (22,617) |
| Less Revaluation allowance for debt restructuring | (3,378) | (1,635) | (3,378) | (1,630) |
| Total | 875,722 | 737,916 | 873,539 | 738,304 |

2. Classified by Maturity of Contracts

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Within 1 year | 539,911 | 453,108 | 539,289 | 454,264 |
| Over 1 year | 365,583 | 310,660 | 362,753 | 308,287 |
| Total | 905,494 | 763,768 | 902,042 | 762,551 |

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 870,077 | - | 870,077 | 737,926 | - | 737,926 |
| US Dollars | 31,534 | 288 | 31,822 | 22,504 | 459 | 22,963 |
| Other currencies | 3,207 | 50 | 3,257 | 2,874 | 5 | 2,879 |
| Total | 904,818 | 338 | 905,156 | 763,304 | 464 | 763,768 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 866,625 | - | 866,625 | 736,708 | - | 736,708 |
| US Dollars | 31,534 | 288 | 31,822 | 22,504 | 459 | 22,963 |
| Other currencies | 3,207 | 50 | 3,257 | 2,875 | 5 | 2,880 |
| Total | 901,366 | 338 | 901,704 | 762,087 | 464 | 762,551 |

4. Classified by Type of Business and Account Status

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 22,262 | 2,118 | 262 | 57 | 552 | 25,251 |
| Manufacturing and commerce | 477,338 | 24,797 | 4,113 | 3,207 | 12,307 | 521,762 |
| Property development and Construction | 54,086 | 3,261 | 274 | 1,394 | 1,930 | 60,945 |
| Infrastructure and services | 74,731 | 4,019 | 194 | 500 | 4,834 | 84,278 |
| Housing loans | 109,534 | 4,221 | 438 | 291 | 1,621 | 116,105 |
| Others | 91,269 | 2,815 | 610 | 341 | 933 | 95,968 |
| Total | 829,220 | 41,231 | 5,891 | 5,790 | 22,177 | 904,309 |
| Kasikorn Securities Public Co., Ltd. | | | | | | 1,185 |
| Total | | | | | | 905,494 |

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 21,828 | 506 | 225 | 176 | 723 | 23,458 |
| Manufacturing and commerce | 434,363 | 6,015 | 3,458 | 6,014 | 10,982 | 460,832 |
| Property development and Construction | 40,938 | 1,041 | 365 | 1,366 | 2,220 | 45,930 |
| Infrastructure and services | 61,234 | 1,042 | 260 | 2,633 | 1,459 | 66,628 |
| Housing loans | 91,093 | 1,177 | 455 | 649 | 2,277 | 95,651 |
| Others | 67,048 | 1,244 | 656 | 444 | 816 | 70,208 |
| Total | 716,504 | 11,025 | 5,419 | 11,282 | 18,477 | 762,707 |
| Kasikorn Securities Public Co., Ltd. | | | | | | 1,061 |
| Total | | | | | | 763,768 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 19,738 | 1,782 | 183 | 20 | 537 | 22,260 |
| Manufacturing and commerce | 463,851 | 23,997 | 3,973 | 3,093 | 11,432 | 506,346 |
| Property development and Construction | 52,791 | 3,122 | 249 | 1,378 | 1,354 | 58,894 |
| Infrastructure and services | 72,133 | 3,838 | 163 | 488 | 4,290 | 80,912 |
| Housing loans | 109,502 | 4,203 | 438 | 291 | 1,396 | 115,830 |
| Others | 114,435 | 1,879 | 458 | 252 | 776 | 117,800 |
| Total | 832,450 | 38,821 | 5,464 | 5,522 | 19,785 | 902,042 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 20,694 | 381 | 210 | 172 | 688 | 22,145 |
| Manufacturing and commerce | 424,487 | 5,526 | 3,380 | 6,000 | 9,863 | 449,256 |
| Property development and Construction | 39,967 | 964 | 356 | 1,364 | 1,508 | 44,159 |
| Infrastructure and services | 59,183 | 695 | 239 | 2,619 | 944 | 63,680 |
| Housing loans | 91,021 | 1,142 | 455 | 649 | 2,010 | 95,277 |
| Others | 85,707 | 709 | 547 | 416 | 655 | 88,034 |
| Total | 721,059 | 9,417 | 5,187 | 11,220 | 15,668 | 762,551 |

5. Loans and accrued interest receivables classified by account status

(Million Baht)

Consolidated

2008

| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
|---|---|---|---|---|
| Pass | 829,220 | 303,112 | 1 | 3,031 |
| Special Mention | 41,231 | 10,974 | 2 | 219 |
| Sub-Standard | 5,891 | 2,350 | 100 | 2,350 |
| Doubtful | 5,790 | 2,437 | 100 | 2,437 |
| Doubtful of Loss | 22,177 | 11,954 | 100 | 11,954 |
| Allowance established in Excess of BoT regulations | - | - | | 6,403 |
| Kasikorn Securities Public Co.,Ltd. | 1,185 | - | | - |
| Total | 905,494 | 330,827 | | 26,394 |

(Million Baht)

Consolidated

2007

| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
|---|---|---|---|---|
| Pass | 716,504 | 330,160 | 1 | 3,302 |
| Special Mention | 11,025 | 3,802 | 2 | 85* |
| Sub-Standard | 5,419 | 2,505 | 100 | 2,505 |
| Doubtful | 11,282 | 5,863 | 100 | 5,863 |
| Doubtful of Loss | 18,477 | 8,906 | 100 | 8,906 |
| Allowance established in Excess of BoT regulations | - | - | | 3,556 |
| Kasikorn Securities Public Co.,Ltd. | 1,061 | - | | - |
| Total | 763,768 | 351,236 | | 24,217 |

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

The Bank

2008

| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
|---|---|---|---|---|
| Pass | 832,450 | 337,059 | 1 | 3,371 |
| Special Mention | 38,821 | 10,782 | 2 | 216 |
| Sub-Standard | 5,464 | 2,332 | 100 | 2,332 |
| Doubtful | 5,523 | 2,384 | 100 | 2,384 |
| Doubtful of Loss | 19,784 | 11,089 | 100 | 11,089 |
| Allowance established in Excess of BoT regulations | - | - | | 5,733 |
| Total | 902,042 | 363,646 | | 25,125 |

(Million Baht)

The Bank

2007

| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
|---|---|---|---|---|
| Pass | 721,059 | 355,265 | 1 | 3,553 |
| Special Mention | 9,417 | 3,708 | 2 | 74 |
| Sub-Standard | 5,187 | 2,477 | 100 | 2,477 |
| Doubtful | 11,221 | 5,847 | 100 | 5,847 |
| Doubtful of Loss | 15,667 | 7,813 | 100 | 7,813 |
| Allowance established in Excess of BoT regulations | - | - | | 2,853 |
| Total | 762,551 | 375,110 | | 22,617 |

Unearned interest are as follows:

(Million Baht)

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | The Bank | The Bank and Subsidiaries | The Bank | The Bank and Subsidiaries |
| Unearned interest | 322 | 4,439 | 347 | 3,228 |

**Non-performing loans (NPL)**

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL) are defined as sub quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net to total loans after deduction of allowances for doubtful accounts.

As of 31 December 2008 and 2007, non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 30,630 | 33,686 |
| Total loans used for NPL gross ratio calculation [1] | 1,088,109 | 1,090,345[2] |
| Ratio of total loans | 2.81 | 3.09 |

(Million Baht)

| | 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 31,915 | 34,980 |
| Total loans used for NPL gross ratio calculation [1] | 785,557 | 787,222[2] |
| Ratio of total loans | 4.06 | 4.44 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 December 2008 and 2007 amounting to Baht 38,366 million and Baht 29,406 million, respectively.

As of 31 December 2008 and 2007, non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 13,591 | 15,712 |
| Total loans used for NPL net ratio calculation [1] | 1,071,070 | 1,072,371[2] |
| Ratio of total loans | 1.27 | 1.47 |

(Million Baht)

| | 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 15,776 | 17,600 |
| Total loans used for NPL net ratio calculation [1] | 769,419 | 769,842[2] |
| Ratio of total loans | 2.05 | 2.29 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items, net of allowance for doubtful accounts.

[2] Excluding loans to subsidiaries, as of 31 December 2008 and 2007 amounting to Baht 38,366 million and Baht 29,406 million, respectively.

As of 31 December 2008 and 2007, non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

(Million Baht)

| | 2008 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 58,059 | 2,065 | 292 | 843 | 61,259 |
| Total loans used for ratio Calculation* | 1,088,109 | 2,065 | 4,663 | 33,874 | 1,090,345** |
| Percentage of total loans | 5.34 | 100.00 | 6.26 | 2.49 | 5.62 |

(Million Baht)

| | 2007 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 48,357 | 7,118 | 241 | 204 | 55,920 |
| Total loans used for ratio Calculation* | 785,557 | 7,118 | 3,718 | 20,234 | 787,221** |
| Percentage of total loans | 6.16 | 100.00 | 6.48 | 1.01 | 7.10 |

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 31 December 2008 and 2007 amounting to Baht 38,366 million and Baht 29,406 million, respectively.

As of 31 December 2008 and 2007, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 348 | 65 | 219 | 37 | 31 | 2 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 348 | 65 | 219 | 37 | 31 | 2 |

As of 31 December 2008 and 2007 the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

| | 2008 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| *Phethai Asset Management Co., Ltd.* | *Bills* | *3 Months* | *3-Month Fixed Deposit* | *530* |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 1,435 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 1,000 |
| | Loans | 1-4 Years | Fixed Rate | 1,550 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 900 |
| | Loans | 1-6 Years | Fixed Rate | 32,809 |

(Million Baht)

| | 2007 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 3,745 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 2,305 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 560 |
| | Loans | 1-4 Years | Fixed Rate | 960 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 240 |
| | Loans | 1-5 Years | Fixed Rate | 21,596 |

**Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)**

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 December 2008 and 2007, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million and Baht 782 million, respectively.

For the year ended 31 December 2008, the Bank did not transfer any sub-standard quality assets to TAMC.The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 December 2008 was Baht 14,557 million and the estimated total transfer price up to 31 December 2008 was Baht 10,072 million. As of 31 December 2008, the Bank received promissory notes from TAMC of Baht 10,072 million.

As at 31 December 2008, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

## 10 TROUBLED DEBT RESTRUCTURING

During the years ended 31 December 2008 and 2007, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

| | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2008 | | 2007 | |
| | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring |
| Debt restructuring contracts that incurred losses | 778 | 13,912 | 738 | 7,469 | 751 | 13,844 | 630 | 6,674 |
| Debt restructuring contracts that incurred no losses | 31,444 | 34,216 | 23,457 | 22,491 | 31,398 | 33,852 | 23,403 | 22,270 |
| Total | 32,222 | 48,128 | 24,195 | 29,960 | 32,149 | 47,696 | 24,033 | 28,944 |

Losses on debt restructuring for the three-month periods ended 31 December 2008 and 2007 were as follows:

(Million Baht)

| | | Consolidated 2008 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on Debt |
| Types of Restructuring | Cases | Before Restructuring | After Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 38 | 297 | - | Cash, land, premises and investments | 204 | 93 |
| Changes of repayment conditions | 702 | 12,311 | 12,311 | - | - | 2,654 |
| Debt restructuring in various forms | 38 | 1,304 | 847 | Cash, land, premises and investments | 458 | 246 |
| Total | 778 | 13,912 | 13,158 | | 662 | 2,993 |

(Million Baht)

| | | Consolidated 2007 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on Debt |
| Types of Restructuring | Cases | Before Restructuring | After Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 135 | 1,029 | - | Cash, land, premises and investments | 631 | 398 |
| Changes of repayment conditions | 586 | 6,084 | 5,956 | - | - | 967 |
| Debt restructuring in various forms | 17 | 356 | 302 | Cash, land, premises and investments | 51 | 59 |
| Total | 738 | 7,469 | 6,258 | | 682 | 1,424 |

(Million Baht)

The Bank

2008

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 19 | 242 | - | Cash, land, premises and investments | 157 | 85 |
| Changes of repayment conditions | 694 | 12,298 | 12,298 | - | - | 2,653 |
| Debt restructuring in various forms | 38 | 1,304 | 847 | Cash, land, premises and investments | 458 | 245 |
| Total | 751 | 13,844 | 13,145 | | 615 | 2,983 |

(Million Baht)

The Bank

2007

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 78 | 697 | - | Cash, land, premises and investments | 374 | 323 |
| Changes of repayment conditions | 536 | 5,628 | 5,629 | - | - | 828 |
| Debt restructuring in various forms | 16 | 349 | 298 | Cash, land, premises and investments | 51 | 56 |
| Total | 630 | 6,674 | 5,927 | | 425 | 1,207 |

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the years ended 31 December 2008 and 2007 are as follows:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Year | Cases | Before Restructuring | After Restructuring | End of Year |
| Less than 5 years | 527 | 6,322 | 5,876 | 5,866 | 468 | 4,326 | 4,223 | 3,749 |
| 5 to 10 years | 98 | 3,955 | 3,944 | 3,938 | 54 | 1,511 | 1,461 | 1,406 |
| Over 10 years | 115 | 3,338 | 3,338 | 3,289 | 81 | 603 | 574 | 528 |
| Total | 740 | 13,615 | 13,158 | 13,093 | 603 | 6,440 | 6,258 | 5,683 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Year | Cases | Before Restructuring | After Restructuring | End of Year |
| Less than 5 years | 522 | 6,314 | 5,868 | 5,865 | 430 | 4,101 | 4,061 | 3,680 |
| 5 to 10 years | 96 | 3,952 | 3,941 | 3,935 | 49 | 1,344 | 1,334 | 1,308 |
| Over 10 years | 114 | 3,336 | 3,336 | 3,287 | 73 | 532 | 532 | 521 |
| Total | 732 | 13,602 | 13,145 | 13,087 | 552 | 5,977 | 5,927 | 5,509 |

The Bank and its subsidiaries recognized interest income from debt restructuring for the years ended 31 December 2008 and 2007 as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 516 | 678 | 513 | 625 |

As of 31 December 2008 and 2007 the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 181 | 237 |

As of 31 December 2008 and 2007 the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the years as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 13,093 | 5,571 | 13,088 | 5,510 |
| Debt restructuring contracts that incurred no losses | 27,272 | 13,922 | 27,019 | 13,910 |
| Total | 40,365 | 19,493 | 40,107 | 19,420 |

As of 31 December 2008 and 2007 , the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 17,585 | 12,196 | 17,557 | 11,714 |
| Debt restructuring contracts that incurred no losses | 37,734 | 28,441 | 37,687 | 28,334 |
| Total | 55,319 | 40,637 | 55,244 | 40,048 |

## 11 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the years were as follows:

(Million Baht)

Consolidated

2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |
| Transferred from investments in receivables | - | - | - | - | 1 | - | 1 |
| Doubtful accounts (reversal) | (270) | 137 | (155) | (3,426) | 5,432 | 2,864 | 4,582 |
| Bad debts recovered | - | - | - | - | 490 | - | 490 |
| Bad debts written off | (1) | (3) | - | - | (4,322) | - | (4,326) |
| Others | - | - | - | - | 1,447 | (17) | 1,430 |
| Balance at the end of the year | 3,031 | 219 | 2,350 | 2,437 | 11,954 | 6,403 | 26,394 |

(Million Baht)

Consolidated

2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,157 | 42 | 3,242 | 3,805 | 14,130 | 7,327 | 31,703 |
| Transferred from investments in receivables | - | - | - | - | 9 | - | 9 |
| Doubtful accounts (reversal) | 145 | 43 | (737) | 2,058 | 6,414 | (3,629) | 4,294 |
| Bad debts recovered | - | - | - | - | 456 | - | 456 |
| Bad debts written off | - | - | - | - | (6,548) | - | (6,548) |
| Others | - | - | - | - | (5,555) | (142) | (5,697) |
| Balance at the end of the year | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |

(Million Baht)

The Bank

2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |
| Doubtful accounts (reversal) | (182) | 142 | (145) | (3,463) | 5,224 | 2,880 | 4,456 |
| Bad debt recovered | - | - | - | - | 490 | - | 490 |
| Bad debt written off | - | - | - | - | (4,044) | - | (4,044) |
| Others | - | - | - | - | 1,606 | - | 1,606 |
| Balance at the end of the year | 3,371 | 216 | 2,332 | 2,384 | 11,089 | 5,733 | 25,125 |

(Million Baht)

The Bank

2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,313 | 40 | 3,226 | 3,794 | 10,201 | 6,138 | 26,712 |
| Doubtful accounts (reversal) | 240 | 34 | (749) | 2,053 | 5,991 | (3,285) | 4,284 |
| Bad debt recovered | - | - | - | - | 456 | - | 456 |
| Bad debt written off | - | - | - | - | (4,609) | - | (4,609) |
| Others | - | - | - | - | (4,226) | - | (4,226) |
| Balance at the end of the year | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |

## 12 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the years were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Balance at the beginning of the year | 1,635 | 1,289 | 1,630 | 1,259 |
| Increase | 3,149 | 1,068 | 3,148 | 1,057 |
| Decrease due to write off | - | (630) | - | (630) |
| Change of classification | (3) | (5) | - | - |
| Amortization to interest income | (168) | (168) | (166) | (137) |
| Others | (1,235) | 81 | (1,234) | 81 |
| Balance at the end of the year | 3,378 | 1,635 | 3,378 | 1,630 |

## 13 PROPERTIES FORECLOSED

Properties foreclosed as of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated 2008 | | | |
|---|---|---|---|---|
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 16,682 | 3,499 | (4,655) | 15,526 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 16,710 | 3,499 | (4,655) | 15,554 |
| 2. Others | 633 | 257 | (309) | 581 |
| Total Foreclosed Properties | 17,343 | 3,756 | (4,964) | 16,135 |
| Less Allowances for impairment | (1,978) | (458) | 693 | (1,743) |
| Total Foreclosed Properties – net | 15,365 | 3,298 | (4,271) | 14,392 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2007 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 18,021 | 4,549 | (5,888) | 16,682 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 18,049 | 4,549 | (5,888) | 16,710 |
| 2. Others | 679 | 28 | (74) | 633 |
| Total Foreclosed Properties | 18,728 | 4,577 | (5,962) | 17,343 |
| Less Allowances for impairment | (2,232) | (695) | 949 | (1,978) |
| Total Foreclosed Properties – net | 16,496 | 3,882 | (5,013) | 15,365 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2008 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 12,627 | 3,279 | (3,353) | 12,553 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 12,655 | 3,279 | (3,353) | 12,581 |
| 2. Others | 65 | 3 | (33) | 35 |
| Total Foreclosed Properties | 12,720 | 3,282 | (3,386) | 12,616 |
| Less Allowances for impairment | (1,468) | (389) | 470 | (1,387) |
| Total Foreclosed Properties - net | 11,252 | 2,893 | (2,916) | 11,229 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2007 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 13,301 | 3,872 | (4,546) | 12,627 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 13,329 | 3,872 | (4,546) | 12,655 |
| 2. Others | 106 | 23 | (64) | 65 |
| Total Foreclosed Properties | 13,435 | 3,895 | (4,610) | 12,720 |
| Less Allowances for impairment | (1,796) | (429) | 757 | (1,468) |
| Total Foreclosed Properties - net | 11,639 | 3,466 | (3,853) | 11,252 |

**Transfer of Non-Performing Assets to Bangkok Commercial Asset Management Co., Ltd. (BAM)**

On 9 October 2006, the Bank entered into an agreement with Bangkok Commercial Asset Management Co., Ltd. (BAM) for the transfer of non-performing assets (NPA), as of 30 November 2006. The transfer price would be prorated by the appraised value of each property varied by liquidity condition of the asset. This is in compliance with Bank of Thailand Directive, Re: "Requirements and Operational Procedures for Asset Management Companies," dated 27 November 2000, and the Royal Decree on Asset Management Companies, B.E. 2541. The Bank is required to complete the classification of NPA within 120 days from the agreement-signing date. BAM will examine the assets before confirming to the Bank the purchase price on individual assets within 30 days from the date of asset classification made by the Bank. The Bank and BAM will enter into a sell and purchase agreement within 30 days from the signing date of a NPA transfer agreement. The Bank will then submit relevant ownership documents to BAM within 30 days from the signing date of the NPA transfer agreement. Payment for NPA will be in the form of non-interest bearing promissory notes. The term of the promissory notes will depend upon the liquidity of NPA being transferred.

As of 31 December 2008, the Bank has transferred NPA under the terms stated above and received non-interest bearing promissory notes in the amount of Baht 305 million. The stated non-interest bearing promissory notes are accounted for using the amortized cost method.

## 14 CLASSIFIED ASSETS

As of 31 December 2008 and 2007, assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

| | Consolidated 2008 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 1,020,363 | - | - | 1,020,363 |
| Special Mention | - | 40,992 | - | - | 40,992 |
| Sub-Standard | - | 5,891 | - | - | 5,891 |
| Doubtful | - | 5,790 | - | - | 5,790 |
| Doubtful of Loss | 4,132 | 22,177 | 985 | 586 | 27,880 |
| Total | 4,132 | 1,095,213 | 985 | 586 | 1,100,916 |

(Million Baht)

| | Consolidated 2007 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 739,772 | - | - | 739,772 |
| Special Mention | - | 10,924 | - | - | 10,924 |
| Sub-Standard | - | 5,419 | - | - | 5,419 |
| Doubtful | - | 11,282 | - | - | 11,282 |
| Doubtful of Loss | 4,712 | 18,477 | 1,200 | 617 | 25,006 |
| Total | 4,712 | 785,874 | 1,200 | 617 | 792,403 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 2008 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 1,018,897 | - | - | 1,018,897 |
| Special Mention | - | 38,582 | - | - | 38,582 |
| Sub-Standard | - | 5,464 | - | - | 5,464 |
| Doubtful | - | 5,523 | - | - | 5,523 |
| Doubtful of Loss | 4,085 | 19,784 | 716 | 583 | 25,168 |
| Total | 4,085 | 1,088,250 | 716 | 583 | 1,093,634 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 2007 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 744,328 | - | - | 744,328 |
| Special Mention | - | 9,315 | - | - | 9,315 |
| Sub-Standard | - | 5,187 | - | - | 5,187 |
| Doubtful | - | 11,221 | - | - | 11,221 |
| Doubtful of Loss | 4,672 | 15,668 | 793 | 614 | 21,747 |
| Total | 4,672 | 785,719 | 793 | 614 | 791,798 |

## 15 PREMISES AND EQUIPMENT

Changes in premises and equipment for the years ended 31 December 2008 and 2007 are summarized as follows:

(Million Baht)

Consolidated

2008

| | Change of Cost | | | | | | | Change of Accumulated Depreciation | | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Decrease | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | | | |
| Cost | 2,909 | - | 15 | - | - | (1) | 2,923 | - | - | - | - | - | - | 423 | (40) | 383 | 2,486 | 2,540 |
| Revalued cost | 6,127 | - | - | 427 | - | (1) | 6,553 | - | - | - | - | - | - | - | - | - | 6,127 | 6,553 |
| Building | | | | | | | | | | | | | | | | | | |
| Cost | 9,250 | 18 | 976 | - | - | (80) | 10,164 | 3,828 | 211 | - | - | (38) | 4,001 | 159 | (37) | 122 | 5,263 | 6,041 |
| Revalued cost | 6,957 | - | - | 1,544 | - | (7) | 8,494 | 3,344 | 169 | 597 | - | (5) | 4,105 | - | - | - | 3,613 | 4,389 |
| Equipment | 14,508 | 525 | 4,012 | - | (179) | (1,234) | 17,632 | 10,697 | 1,506 | - | (175) | (1,230) | 10,798 | 8 | - | 8 | 3,803 | 6,826 |
| Others | 3,308 | 5,211 | - | - | (3) | (5,077) | 3,439 | 66 | 67 | - | (2) | - | 131 | - | - | - | 3,242 | 3,308 |
| Total | 43,059 | 5,754 | 5,003 | 1,971 | (182) | (6,400) | 49,205 | 17,935 | 1,953 | 597 | (177) | (1,273) | 19,035 | 590 | (77) | 513 | 24,534 | 29,657 |

(Million Baht)

Consolidated

2007

| | Change of Cost | | | | | | Change of Accumulated Depreciation | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Disposal | Transfer out | Ending Balance | Beginning Balance | Increase (Decrease) | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | |
| Cost | 2,924 | - | - | - | (15) | 2,909 | - | - | - | - | - | 431 | (8) | 423 | 2,493 | 2,486 |
| Revalued cost | 6,127 | - | - | - | - | 6,127 | - | - | - | - | - | - | - | - | 6,127 | 6,127 |
| Building | | | | | | | | | | | | | | | | |
| Cost | 9,100 | 40 | 124 | - | (14) | 9,250 | 3,645 | 190 | - | (7) | 3,828 | 159 | - | 159 | 5,296 | 5,263 |
| Revalued cost | 6,967 | - | - | - | (10) | 6,957 | 3,212 | 137 | - | (5) | 3,344 | - | - | - | 3,755 | 3,613 |
| Equipment | 14,349 | 41 | 1,086 | (919) | (49) | 14,508 | 10,768 | 884 | (905) | (50) | 10,697 | 8 | - | 8 | 3,573 | 3,803 |
| Others | 1,095 | 3,471 | - | (15) | (1,243) | 3,308 | 46 | 35 | (15) | - | 66 | - | - | - | 1,049 | 3,242 |
| Total | 40,562 | 3,552 | 1,210 | (934) | (1,331) | 43,059 | 17,671 | 1,246 | (920) | (62) | 17,935 | 598 | (8) | 590 | 22,293 | 24,534 |

Depreciation presented in the statements of income of the Bank and its subsidiaries for the years ended 31 December 2008 and 2007 amounted to Baht 1,953 million and Baht 1,246 million, respectively (including depreciation on building revaluation of Baht 169 million and Baht 137 million, respectively). As of 31 December 2008 and 2007, premises and equipment with original costs of Baht 8,232 million and Baht 7,883 million, respectively, were fully depreciated but still in use.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Million Baht)

The Bank

2008

| | Change of Cost | | | | | | | Change of Accumulated Depreciation | | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Decrease | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | | | |
| Cost | 2,877 | - | 15 | - | - | (1) | 2,891 | - | - | - | - | - | - | 423 | (40) | 383 | 2,454 | 2,508 |
| Revalued cost | 6,127 | - | - | 427 | - | (1) | 6,553 | - | - | - | - | - | - | - | - | - | 6,127 | 6,553 |
| Building | | | | | | | | | | | | | | | | | | |
| Cost | 8,986 | - | 976 | - | - | (79) | 9,883 | 3,712 | 182 | - | - | (38) | 3,856 | 159 | (37) | 122 | 5,115 | 5,905 |
| Revalued cost | 6,957 | - | - | 1,544 | - | (7) | 8,494 | 3,344 | 169 | 597 | - | (5) | 4,105 | - | - | - | 3,613 | 4,389 |
| Equipment | 14,328 | 120 | 4,011 | - | (167) | (1,234) | 17,058 | 10,603 | 1,257 | - | (163) | (1,230) | 10,467 | 8 | - | 8 | 3,717 | 6,583 |
| Others | 2,956 | 5,014 | - | - | - | (5,074) | 2,896 | - | - | - | - | - | - | - | - | - | 2,956 | 2,896 |
| Total | 42,231 | 5,134 | 5,002 | 1,971 | (167) | (6,396) | 47,775 | 17,659 | 1,608 | 597 | (163) | (1,273) | 18,428 | 590 | (77) | 513 | 23,982 | 28,834 |

(Million Baht)

The Bank

2007

| | Change of Cost | | | | | | Change of Accumulated Depreciation | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Disposal | Transfer out | Ending Balance | Beginning Balance | Increase | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | |
| Cost | 2,892 | - | - | - | (15) | 2,877 | - | - | - | - | - | 431 | (8) | 423 | 2,461 | 2,454 |
| Revalued cost | 6,127 | - | - | - | - | 6,127 | - | - | - | - | - | - | - | - | 6,127 | 6,127 |
| Building | | | | | | | | | | | | | | | | |
| Cost | 8,875 | - | 125 | - | (14) | 8,986 | 3,546 | 173 | - | (7) | 3,712 | 159 | - | 159 | 5,170 | 5,115 |
| Revalued cost | 6,967 | - | - | - | (10) | 6,957 | 3,212 | 137 | - | (5) | 3,344 | - | - | - | 3,755 | 3,613 |
| Equipment | 14,204 | 1 | 1,086 | (914) | (49) | 14,328 | 10,696 | 856 | (901) | (48) | 10,603 | 8 | - | 8 | 3,500 | 3,717 |
| Others | 991 | 3,207 | - | - | (1,242) | 2,956 | - | - | - | - | - | - | - | - | 991 | 2,956 |
| Total | 40,056 | 3,208 | 1,211 | (914) | (1,330) | 42,231 | 17,454 | 1,166 | (901) | (60) | 17,659 | 598 | (8) | 590 | 22,004 | 23,982 |

Depreciation presented in the statements of income of the Bank for the years ended 31 December 2008 and 2007 amounted to Baht 1,608 million and Baht 1,166 million, respectively including depreciation on building revaluation of Baht 169 million and Baht 137 million, respectively. As of 31 December 2008 and 2007, premises and equipment with original costs of Baht 8,150 million and Baht 7,824 million, respectively, were fully depreciated but still in use.

The Bank completed the revaluation of its lands and buildings during the period ended 30 June 2008 and issued such report, dated 14 May 2008, to the Bank of Thailand. As at the date of revaluation, appraisal surplus on asset revaluation increased by Baht 1,374 million while there was a reversal of allowance for impairment losses on lands and buildings of Baht 88 million. Such reversal was recorded as other income in the statement of income.

## 16 INTANGIBLE ASSETS

Changes in intangible assets for the years ended 31 December 2008 and 2007 are summarized as follows:

(Million Baht)

Consolidated

2008

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 1,134 | 153 | (7) | 1,280 | 571 | 84 | (5) | 650 | 563 | 630 |
| Application software | 8,287 | 3,153 | (103) | 11,337 | 3,198 | 787 | (6) | 3,979 | 5,089 | 7,358 |
| Business purchased | 270 | - | - | 270 | 189 | 27 | - | 216 | 81 | 54 |
| Goodwill | 1,436 | - | (269) | 1,167 | 269 | - | (269) | - | 1,167 | 1,167 |
| Others | 12 | 15 | (12) | 15 | 12 | - | (12) | - | - | 15 |
| Total | 11,139 | 3,321 | (391) | 14,069 | 4,239 | 898 | (292) | 4,845 | 6,900 | 9,224 |

(Million Baht)

Consolidated

2007

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 943 | 197 | (6) | 1,134 | 510 | 67 | (6) | 571 | 433 | 563 |
| Application software | 6,171 | 2,581 | (465) | 8,287 | 2,597 | 606 | (5) | 3,198 | 3,574 | 5,089 |
| Business purchased | 270 | - | - | 270 | 162 | 27 | - | 189 | 108 | 81 |
| Goodwill | 1,436 | - | - | 1,436 | 125 | 144 | - | 269 | 1,311 | 1,167 |
| Others | 12 | - | - | 12 | 11 | 1 | - | 12 | 1 | - |
| Total | 8,832 | 2,778 | (471) | 11,139 | 3,405 | 845 | (11) | 4,239 | 5,427 | 6,900 |

Amortization presented in the statements of income of the Bank and its subsidiaries for the years ended 31 December 2008 and 2007 amounted to Baht 898 million and Baht 845 million, respectively. As of 31 December 2008 and 2007, intangible assets with original costs of Baht 1,536 million and Baht 1,260 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

2008

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer Out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 1,134 | 153 | (7) | 1,280 | 571 | 85 | (5) | 651 | 563 | 629 |
| Application software | 8,184 | 3,078 | (92) | 11,170 | 3,136 | 751 | - | 3,887 | 5,048 | 7,283 |
| Total | 9,318 | 3,231 | (99) | 12,450 | 3,707 | 836 | (5) | 4,538 | 5,611 | 7,912 |

(Million Baht)

The Bank

2007

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer Out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 943 | 197 | (6) | 1,134 | 510 | 67 | (6) | 571 | 433 | 563 |
| Application software | 6,086 | 2,563 | (465) | 8,184 | 2,547 | 594 | (5) | 3,136 | 3,539 | 5,048 |
| Total | 7,029 | 2,760 | (471) | 9,318 | 3,057 | 661 | (11) | 3,707 | 3,972 | 5,611 |

Amortization presented in the statements of income of the Bank for the years ended 31 December 2008 and 2007 amounted to Baht 836 million and Baht 661 million, respectively. As of 31 December 2008 and 2007, intangible assets with original costs of Baht 1,494 million and Baht 1,224 million, respectively, were fully amortized but still in use.

## 17 DEPOSITS

Deposits were classified as of 31 December 2008 and 2007 follows:

1. Classified by Type of Deposits

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Current | 47,778 | 42,507 | 47,686 | 42,753 |
| Savings | 442,433 | 391,866 | 443,211 | 392,206 |
| Term | | | | |
| - Less than 6 months | 315,273 | 211,269 | 315,426 | 211,269 |
| - 6 months and less than 1 year | 88,776 | 66,032 | 88,775 | 66,032 |
| - 1 year and over 1 year | 73,690 | 72,148 | 73,690 | 72,148 |
| Total | 967,950 | 783,822 | 968,788 | 784,408 |

2. Classified by Maturity of Contracts

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Within 1 year | 952,240 | 781,963 | 953,078 | 782,549 |
| Over 1 year | 15,710 | 1,859 | 15,710 | 1,859 |
| Total | 967,950 | 783,822 | 968,788 | 784,408 |

3. Classified by Currencies and Residency of Depositors

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 933,042 | 19,814 | 952,856 | 754,724 | 19,968 | 774,692 |
| US Dollars | 12,266 | 1,202 | 13,468 | 8,003 | 195 | 8,198 |
| Other currencies | 1,369 | 257 | 1,626 | 778 | 154 | 932 |
| Total | 946,677 | 21,273 | 967,950 | 763,505 | 20,317 | 783,822 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 933,880 | 19,814 | 953,694 | 755,310 | 19,968 | 775,278 |
| US Dollars | 12,266 | 1,202 | 13,468 | 8,003 | 195 | 8,198 |
| Other currencies | 1,369 | 257 | 1,626 | 778 | 154 | 932 |
| Total | 947,515 | 21,273 | 968,788 | 764,091 | 20,317 | 784,408 |

## 18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of 31 December 2008 and 2007 consisted of :

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 93 | 2,973 | 3,066 | - | 7,475 | 7,475 |
| Commercial banks | 3,692 | 49 | 3,741 | 1,628 | 1 | 1,629 |
| Other banks | 143 | - | 143 | 276 | - | 276 |
| Finance, securities and credit foncier companies | 6,023 | 775 | 6,798 | 2,250 | 26 | 2,276 |
| Other financial institutions | 1,116 | 93 | 1,209 | 922 | 1,417 | 2,339 |
| Total Domestic | 11,067 | 3,890 | 14,957 | 5,076 | 8,919 | 13,995 |
| 2. Foreign | | | | | | |
| US Dollars | 2,151 | - | 2,151 | 11 | - | 11 |
| Yen | 1,004 | - | 1,004 | 27 | - | 27 |
| Other currencies | 799 | - | 799 | 152 | - | 152 |
| Total Foreign | 3,954 | - | 3,954 | 190 | - | 190 |
| Total Domestic and Foreign | 15,021 | 3,890 | 18,911 | 5,266 | 8,919 | 14,185 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 93 | 2,973 | 3,066 | - | 7,475 | 7,475 |
| Commercial banks | 3,775 | 1 | 3,776 | 1,628 | 1 | 1,629 |
| Other banks | 143 | - | 143 | 276 | - | 276 |
| Finance, securities and | | | | | | |
| credit foncier companies | 6,540 | 775 | 7,315 | 2,386 | 25 | 2,411 |
| Other financial institutions | 1,116 | 93 | 1,209 | 923 | 1,417 | 2,340 |
| Total Domestic | 11,667 | 3,842 | 15,509 | 5,213 | 8,918 | 14,131 |
| 2. Foreign | | | | | | |
| US Dollars | 2,151 | - | 2,151 | 11 | - | 11 |
| Yen | 1,004 | - | 1,004 | 27 | - | 27 |
| Other currencies | 799 | - | 799 | 152 | - | 152 |
| Total Foreign | 3,954 | - | 3,954 | 190 | - | 190 |
| Total Domestic and Foreign | 15,621 | 3,842 | 19,463 | 5,403 | 8,918 | 14,321 |

## 19 SHORT-TERM BORROWINGS

The Bank issued short-term unsubordinated debentures in name certificates without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million (excluding other borrowings), with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings as of 31 December 2008 and 2007 consisted of :

(Million Baht)

Consolidated

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| Project | Maturity(Days) | Interest Rate (%) | Amount | Maturity(Days) | Interest Rate (%) | Amount |
| 1/2548 | - | - | - | 63-84 | 3.30-3.40 | 1,523 |
| 2/2548 | 22-132 | 3.55-3.85 | 9,829 | 1-2 | 3.00 | 4,255 |
| 1/2549 | 5-139 | 3.45-3.85 | 8,033 | - | - | - |
| 2/2549 | 8-194 | 3.45-3.85 | 9,248 | 2-71 | 3.00-3.35 | 8,300 |
| Other borrowings | 3-363 | 0.50-4.50 | 70,526 | 1-278 | 0.50-3.60 | 24,997 |
| Total | | | 97,636 | | | 39,075 |

(Million Baht)

The Bank

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| Project | Maturity(Days) | Interest Rate (%) | Amount | Maturity(Days) | Interest Rate (%) | Amount |
| 1/2548 | - | - | - | 63-84 | 3.30-3.40 | 1,523 |
| 2/2548 | 22-132 | 3.35-3.85 | 9,829 | 1-2 | 3.00 | 4,255 |
| 1/2549 | 5-139 | 3.45-3.85 | 8,033 | - | - | - |
| 2/2549 | 8-194 | 3.45-3.85 | 9,248 | 2-71 | 3.00-3.35 | 8,300 |
| Other borrowings | 3-363 | 0.50-4.50 | 70,344 | 1-278 | 0.50-3.60 | 24,600 |
| Total | | | 97,454 | | | 38,678 |

## 20 LONG-TERM BORROWINGS

Long-term borrowings as of 31 December 2008 and 2007 consisted of :

(Million Baht)

| | Consolidated and The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Other borrowings | 4,561 | - | 4,561 | 301 | - | 301 |
| Subordinated Debentures | - | 6,962 | 6,962 | - | 6,724 | 6,724 |
| Subordinated Debentures | | | | | | |
| KASIKORNBANK PCL No.3 | 12,000 | - | 12,000 | 12,000 | - | 12,000 |
| Subordinated Debentures | | | | | | |
| KASIKORNBANK PCL | | | | | | |
| NO.1/2008 | 17,000 | - | 17,000 | - | - | - |
| Total | 33,561 | 6,962 | 40,523 | 12,301 | 6,724 | 19,025 |

**SUBORDINATED DEBENTURES**

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

**SUBORDINATED DEBENTURES NO. 3**

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

**KBank Subordinated Debenture No.1/2008**

The Board of Directors in its meeting on 25 September 2008 approved the issuance of these Unsecured Subordinated Debentures in name certificate and having debenture holder representatives in Thai Baht currency not exceeding Baht 17,000 million with a maturity of 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Banks tier two capital funds. On 19 December 2008, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2008 Due A.D. 2018 in the amount of Baht 17,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) Before the fifth anniversary of the issue date, under a notice by the Bank of Thailand that (1.1) The debenture will no longer be classified as a financial instrument, which can be counted as Tier two capital fund of the Bank; or (1.2) The debenture can be counted as Tier two capital fund, at the proportion less than 50 percent of Tier one capital fund of the Bank; or (2) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (3) The Bank is under court order for complete receivership, or for business rehabilitation or for bankruptcy under the Bankruptcy Act or other applicable laws or under the Bank's liquidation process; or (4) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (5) in any other cases as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first three years of 5.25 % per annum, the fixed interest rate for the second four years of 5.75 % per annum and the fixed interest rate for the third three years of 6.50 % per annum. Interest is payable quarterly.

## 21 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

| Details of Warrants | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|
| 1. Offering date | 1 – 31 August 2000 | 7 – 28 December 2001 | 2 – 30 December 2002 |
| 2. Maturity | five-year and four-month | five-year and one-day | five-year |
| 3. Offering price | zero Baht | zero Baht | zero Baht |
| 4. Right to exercise | 1 warrant : 1 ordinary share | 1 warrant : 1 ordinary share | 1 warrant : 1 ordinary share |
| 5. Exercise price | 30 Baht | 30 Baht | 27.82 Baht |
| 6. Exercise date | June and December | June and December | March, June, |
| (every last business day) | | | September and December |
| 7. Term of exercise period | 28 Dec 2001 – 30 Dec 2005 | 30 Dec 2002 – 29 Dec 2006 | 30 Dec 2003 – 30 Dec 2007 |
| 8. Total offered | 18,500,000 units | 5,000,000 units | 26,500,000 units |
| 9. Total allocated | 15,612,600 units | 3,962,500 units | 26,490,560 units |
| 10. Total allocated and accepted | 15,586,300 units | 3,885,300 units | 26,048,380 units |

| | Number of Unit |
|---|---|
| The movements of warrants during the year | Phase 3 |
| Beginning balance as of 1 January 2007 | 6,869,580 |
| Less Exercised | (6,652,068) |
| Less Exercise right terminated by employee's retirement | (60,176) |
| Less Exercise right expired | (157,336) |
| Ending balance as of 31 December 2007 | - |

## 22 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank only basic earnings per share for the year ended 31 December 2008 was based on profit attributable to ordinary shareholders of Baht 15,333 million and Baht 14,807 million, respectively (2007: Baht 15,005 million and Baht 15,004 million, respectively) and the weighted average number of ordinary shares outstanding during the year ended 31 December 2008 of 2,393,122,000 shares (2007: 2,387,438,198 shares).

The calculation of the weighted average number of ordinary shares outstanding during the years ended 31 December 2008 and 2007 is as follows:

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | Share capital | | Number of the weighted average number of ordinary shares (Shares) For the years Ended 31 December | |
| | Number of shares | Amount (Million Baht) | 2008 | 2007 |
| Issued ordinary shares as of 1 January 2007 | 2,382,147,733 | 23,821 | | 2,382,147,733 |
| Add: | | | | |
| - The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) | | | | |
| 2007 | | | | |
| 11 January : | 4,460,392 | 45 | | 4,338,189 |
| 11 April : | 1,004,336 | 10 | | 729,175 |
| 11 July: | 356,852 | 4 | | 170,116 |
| 10 October | 233,004 | 2 | | 52,985 |
| Issued ordinary shares as of 31 December 2007 | 2,388,202,317 | 23,882 | | 2,387,438,198 |
| Issued ordinary shares as of 1 January 2008 | 2,388,202,317 | 23,882 | 2,388,202,317 | |
| Add: | | | | |
| - The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) | | | | |
| 2008 | | | | |
| 11 January : | 5,057,876 | 50 | 4,919,683 | |
| Issued ordinary shares as of 31 December 2008 | 2,393,260,193 | 23,932 | 2,393,122,000 | |

## 23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 December 2008 were calculated from the financial statements of the Bank (2007: calculated from the financial statements of the Bank and include the risk assets of the Bank's asset management company subsidiary) as follows:

(Million Baht)

| | 2008* | 2007 |
|---|---|---|
| Tier 1 Capital | | |
| Issued and fully paid up share capital, premiums on share capital | 42,036 | 41,895 |
| Legal reserves | 2,920 | 2,160 |
| Net income after appropriation | 48,608 | 38,662 |
| Total Tier 1 Capital | 93,564 | 82,717 |
| Tier 2 Capital | | |
| Surplus on land revaluation | 4,587 | 4,288 |
| Surplus on premises revaluation | 2,191 | 1,806 |
| Surplus on marketable equity securities revaluation | 91 | 179 |
| Provision for normal assets | 9,124 | 4,858 |
| Subordinated debentures | 33,519 | 18,685 |
| Total Tier 2 Capital | 49,512 | 29,816 |
| Total Capital Requirements | 143,076 | 112,533 |

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

| | Percentage | |
|---|---|---|
| | 2008* | 2007 |
| Total Capital Requirements | 15.05 | 14.62 |
| Tier-1 Capital | 9.84 | 10.74 |

*Reported in compliance with the Bank of Thailand directive number Sor Nor Sor 87/2551, dated 27 November 2008, titled "Supervision criteria for capital requirements of commercial banks". As of December 2008, BOT requires commercial bank to report its Capital adequacy ratio in compliance with BASEL II Accord, which the Bank has chosen to adopt the Standardized Approach.

## 24 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand requires that subsidiary companies shall allocate not less 5 percent of its annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

## 25 DIVIDEND PAYMENTS

On 28 August 2008, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2008 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 25 September 2008.

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, in which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

On 30 August 2007, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2007 at the rate of Baht 0.50 per share, totaling Baht 1,194 million, which was paid on 27 September 2007.

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

## 26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for the years ended 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| General customers | 4,584 | 4,294 | 4,457 | 4,284 |
| Financial institutions | 8 | (4) | 8 | (4) |
| Total | 4,592 | 4,290 | 4,465 | 4,280 |

## 27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for the years ended 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans) | 3,149 | 1,068 | 3,148 | 1,057 |
| Transferred assets lower than investments in receivables | 92 | 529 | 84 | 323 |
| Total | 3,241 | 1,597 | 3,232 | 1,380 |

## 28 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Deposits | 2,391 | 33 |
| Government bonds | - | 3,147 |
| State enterprise bonds | 2,781 | 3,155 |
| Foreign bonds | - | 137 |
| Total | 5,172 | 6,472 |

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

## 29 CONTINGENCIES

Contingencies as of 31 December 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Baht | Foreign Currencies | Total | Baht | Foreign Currencies | Total |
| Avals on bills | 1,343 | - | 1,343 | 925 | - | 925 |
| Letters of indemnity-borrowing | 2 | 219 | 221 | - | 217 | 217 |
| Other guarantees | 75,458 | 8,022 | 83,480 | 65,438 | 7,157 | 72,595 |
| Letters of credit | 1,084 | 16,081 | 17,165 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 51,543 | 318,468 | 370,011 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 40,088 | 340,229 | 380,317 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 567,180 | 66,646 | 633,826 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 566,726 | 66,646 | 633,372 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | 100 | 874 | 974 | - | 1,520 | 1,520 |
| Unused credit line of overdraft | 140,491 | - | 140,491 | 126,933 | - | 126,933 |
| Others | 4,891 | 8,820 | 13,711 | 1,456 | 6,041 | 7,497 |
| Total | 1,448,906 | 826,005 | 2,274,911 | 879,806 | 850,683 | 1,730,489 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Baht | Foreign Currencies | Total | Baht | Foreign Currencies | Total |
| Avals on bills | 1,343 | - | 1,343 | 925 | - | 925 |
| Letters of indemnity-borrowing | 2 | 219 | 221 | - | 217 | 217 |
| Other guarantees | 75,458 | 8,022 | 83,480 | 65,341 | 6,941 | 72,282 |
| Letters of credit | 1,084 | 16,081 | 17,165 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 51,543 | 318,468 | 370,011 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 40,088 | 340,229 | 380,317 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 567,180 | 66,646 | 633,826 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 566,726 | 66,646 | 633,372 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | 100 | 874 | 974 | - | 1,520 | 1,520 |
| Unused credit line of overdraft | 140,491 | - | 140,491 | 126,933 | - | 126,933 |
| Others | 4,616 | 8,820 | 13,436 | 1,438 | 6,041 | 7,479 |
| Total | 1,448,631 | 826,005 | 2,274,636 | 879,691 | 850,467 | 1,730,158 |

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,937 million and Baht 9,201 million as of 31 December 2008 and 2007, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

## 30 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to officers[1] and to business entities where the Bank and its subsidiaries, their directors or officers[1], hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| | End of the Year | End of the Year |
| Loans | | |
| 1. Officers[1] | 17 | 18 |
| 2. Business entities where the Bank and subsidiaries, their directors or officers[1], hold 10% or more of the paid - up capital[2] | 785 | 820 |
| Total | 802 | 838 |
| Contingencies | | |
| 1. Officers[1] | - | - |
| 2. Business entities where the Bank and subsidiaries, their directors or officers[1], hold 10% or more of the paid - up capital | 22 | 44 |
| Total | 22 | 44 |

[1] For the year ended 31 December 2008, officers include directors, managers, and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments (For the year ended 31 December 2007, officers include all executive officers).

[2] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

| | The Bank | |
|---|---|---|
| | 2008 | 2007 |
| | End of the Year | End of the Year |
| Loans | | |
| 1. Officers[1] | 17 | 18 |
| 2. Business entities where the Bank, its directors or officers[1], hold 10% or more of the paid - up capital[2] | 39,008 | 30,226 |
| Total | 39,025 | 30,244 |
| Contingencies | | |
| 1. Officers[1] | - | - |
| 2. Business entities where the Bank, its directors or officers[1], hold 10% or more of the paid - up capital | 36 | 56 |
| Total | 36 | 56 |

[1] For the period ended 31 December 2008, officers include directors, managers, and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments (For the year ended 31 December 2007, officers include all executive officers).

[2] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

| Company Name | Type of Relationship | % Shareholding Directly and Indirectly | | Type of share | Type of Business |
|---|---|---|---|---|---|
| | | 31 December 2008 | 31 December 2007 | | |
| Phethai Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Asset Management |
| Kasikorn Research Center Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Kasikorn Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Mutual Fund Management |
| Kasikorn Securities Public Co., Ltd. | Subsidiary | 99.99% | 99.99% | Ordinary share | Securities Business |
| Kasikorn Factoring Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Kasikorn Leasing Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Progress Land and Buildings Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Property Development |
| KHAO KLA Venture Capital Management Co., Ltd.* | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital Management |
| K-SME Venture Capital Co., Ltd | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital |
| Progress Gunpai Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Plus Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Facilities Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Software Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Storage Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Support Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress HR Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Appraisal Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Collection Co., Ltd. | Subsidiary | 100.00% | - | Ordinary share | Service |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

| | (Million Baht) | |
|---|---|---|
| | The Bank | |
| | 31 December 2008 | 31 December 2007 |
| Loans | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | | |
| Beginning balance | 3,745 | 6,550 |
| Deduction | (3,215) | (2,805) |
| Ending balance | 530 | 3,745 |
| Accrued interest receivables | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 2 | 10 |
| Deposits | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 26 | 32 |

| | (Million Baht) | |
|---|---|---|
| | The Bank | |
| | For the Years Ended 31 December | |
| | 2008 | 2007 |
| Interest income | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 36 | 178 |

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2008 and 2007 the pledged deposits were Baht 18 million and Baht 19 million, respectively.

As at 31 December 2008 and 2007, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 5 million and Baht 38 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies as of 31 December 2008 and 2007 are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Loans | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 33,709 | 21,836 |
| - Kasikorn Factoring Co., Ltd. | - | - | 3,985 | 3,825 |
| Other Assets | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 39 | 33 |
| - Kasikorn Leasing Co., Ltd. | - | - | 3 | 15 |
| Deposits | | | | |
| Subsidiary Companies | | | | |
| - Progress Gunpai Co., Ltd. | - | 164 | 214 | 164 |
| - Kasikorn Leasing Co., Ltd. | - | - | 187 | 156 |
| - Kasikorn Asset Management Co., Ltd. | - | - | 142 | 84 |
| - Kasikorn Factoring Co., Ltd. | - | - | 111 | 162 |
| - Progress Software Co., Ltd. | - | 62 | 73 | 62 |
| - Progress Appraisal Co., Ltd. | - | 21 | 65 | 21 |
| - K-SME Venture Capital Co., Ltd | - | - | 58 | 100 |
| - Progress Plus Co., Ltd. | - | 42 | 53 | 42 |
| - Progress Service Support Co., Ltd. | - | 5 | 48 | 5 |
| - Kasikorn Research Center Co., Ltd. | - | - | 37 | 30 |
| - Progress HR Co., Ltd. | - | 19 | 34 | 19 |
| - Progress Services Co., Ltd. | - | 26 | 32 | 26 |
| - Progress Management Co., Ltd. | - | 23 | 27 | 23 |
| - Progress Land and Buildings Co., Ltd. | - | - | 27 | 19 |
| - Progress Facilities Management Co., Ltd. | - | 23 | 25 | 23 |
| - Progress Storage Co., Ltd. | - | 15 | 23 | 15 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Deposits | | | | |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 17 | 17 | 17 | 17 |
| Interbank and Money Market Items (Liabilities) | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Securities Public Co., Ltd. | - | - | 518 | 324 |
| Borrowings | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 615 | 306 |
| - Kasikorn Leasing Co., Ltd. | - | - | 111 | - |
| Other Liabilities | | | | |
| Subsidiary Companies | | | | |
| - Progress Software Co., Ltd. | - | 73 | 161 | 73 |
| - Progress Plus Co., Ltd. | - | 47 | 50 | 47 |
| - Progress HR Co., Ltd. | - | - | 18 | - |
| - Progress Appraisal Co., Ltd. | - | 14 | 14 | 14 |
| - Kasikorn Securities Public Co., Ltd. | - | - | 11 | - |
| - Progress Service Support Co., Ltd. | - | 23 | - | 23 |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 1 | 11 | 1 | 11 |
| Contingencies | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Factoring Co., Ltd. | - | - | 15 | 10 |
| - Kasikorn Securities Public Co., Ltd. | - | - | 4 | 11 |

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost plus additional expenses. As of 31 December 2008 and 2007, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 18 million and Baht 4 million, respectively.

The Bank and subsidiaries have entered into 5-year car leasing agreements with KASIKORN LEASING CO., LTD. Such agreements are classified as finance lease agreements, charged at market rates. As at 31 December 2008 and 31 December 2007, the book value of finance lease liabilities, before elimination, amounts to Baht 129 million and nil, respectively

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the years ended 31 December 2008 and 2007 are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiary Companies | | | | |
| Revenue: | | | | |
| Interest income | - | - | 1,377 | 994 |
| Dividend income | - | - | 394 | 830 |
| Fee income | - | - | 430 | 298 |
| Other income | - | - | 55 | 67 |
| Expenses: | | | | |
| Interest expenses | - | - | 35 | 40 |
| Personnel expenses | - | - | 287 | 174 |
| Other expenses | - | 1,802 | 2,226 | 1,916 |
| Associated Companies | | | | |
| Expenses: | | | | |
| Other expenses | 48 | 58 | 48 | 58 |

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the years ended 31 December 2008 and 2007, the Bank incurred expenses amounting to Baht 287 million and Baht 174 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of 31 December 2008 and 2007 were summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Loans | | |
| - Jutha Maritime Public Co., Ltd. | 669 | 66 |
| - Bangkok Glass Industry Co., Ltd. | 300 | 164 |
| - Charoen Pokphand Foods Public Co., Ltd. | 111 | 357 |
| - Yip In Tsoi & Jacks Ltd. | 53 | 49 |
| - Dole Thailand Co., Ltd. | - | 393 |
| Deposits | | |
| - PTT Public Co., Ltd. | 6,304 | -[1] |
| - Serm Suk Public Co., Ltd. | 538 | 162 |
| - Muang Thai Life Assurance Co., Ltd. | 469 | 408 |
| - Muang Thai Insurance Public Co., Ltd | 376[2] | -[1] |
| - Thai British Security Printing Public Co., Ltd. | 138 | 67 |
| - Mitsubishi Elevator Asia Co., Ltd. | 87 | 83 |
| - Bangkok Glass Industry Co., Ltd. | 73 | 33 |
| - Smithithada Co., Ltd. | 70 | 77 |
| - Nithi Thamrong Co., Ltd. | 45 | 50 |
| - The Deves Insurance Public Co,. Ltd. | 22 | 18 |
| - Infomax System Solutions & Services Co., Ltd. | 21 | -[1] |
| - National ITMX Co., Ltd. | 19 | 14 |
| - Sermsuk Beverage Co., Ltd. | 16 | 14 |
| - Charoen Pokphand Foods Public Co., Ltd. | 6 | 18 |
| - Phatra Insurance Public Co., Ltd. | -[2] | 159 |

[1] As of 31 December 2007, the company was not related to the Bank

[2] During 2008, Patra Insurance Public Co., Ltd. merged into Muang Thai Insurance Public Co., Ltd.

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Contingencies | | |
| - Charoen Pokphand Foods Public Co., Ltd. | 1,514 | 956 |
| - PTT Public Co., Ltd. | 401 | -[1] |
| - Quality Houses Public Co., Ltd. | 207 | 274 |
| - Dole Thailand Co., Ltd. | 150 | 140 |
| - Yip In Tsoi & Jacks Ltd. | 108 | 47 |
| - Thai British Security Printing Public Co., Ltd. | 44 | 41 |
| - Samart Telcom Public Co., Ltd. | 30 | 30 |
| - Jutha Maritime Public Co., Ltd. | 30 | - |
| - Bangkok Glass Industry Co., Ltd. | 14 | 4 |
| - Internet Thailand Co., Ltd. | 7 | 12 |
| - Serm Suk Public Co., Ltd. | - | 20 |

[1] As of 31 December 2007, the company was not related to the Bank.

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Loans | 21 | 32 |
| Deposits | 1,370 | 1,345 |

## 31 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

## 32 COMMITMENTS

**Capital Commitments**

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| Contracted but not provided for | 5,884 | 4,194 |
| Authorized but not contracted for | 85 | 89 |
| Total | 5,969 | 4,283 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Contracted but not provided for | 5,880 | 4,186 |
| Authorized but not contracted for | 85 | 89 |
| Total | 5,965 | 4,275 |

**Long-Term Lease Agreements**

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

| | | Consolidated | The Bank |
|---|---|---|---|
| Type of Lease Agreement | Remaining Period | 2008 | 2008 |
| Land/building lease agreements | 1 January 2009 – 12 February 2033 | 620 | 602 |
| Vehicle lease agreements | 1 January 2009 – 22 December 2013 | 221 | 674 |
| Others | 1 January 2009 – 31 March 2013 | 42 | - |
| Total | | 883 | 1,276 |

(Million Baht)

| Type of Lease Agreement | Remaining Period | Consolidated 2007 | The Bank 2007 |
|---|---|---|---|
| Land/building lease agreements | 1 January 2008 – 4 August 2031 | 698 | 658 |
| Vehicle lease agreements | 1 January 2008 – 2 December 2012 | 254 | 533 |
| Others | 1 January 2008 – 29 February 2012 | 16 | - |
| Total | | 968 | 1,191 |

2. Service Agreement

On 12 November 2002, the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2012; in which the Bank has increased the scope of such agreement in October 2008. As of 31 December 2008 and 2007, the Bank is committed to pay total service fees of Baht 4,264 million and Baht 2,622 million respectively.

## 33 ENACTED LAWS DURING THE YEAR

**Financial Institution Businesses Act 2008 and Deposit Protection Act 2008**

On 3 August 2008, the Financial Institution Businesses Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 5 February 2008.

On 11 August 2008, the Deposit Protection Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 13 February 2008.

As of 31 December 2008, compliance to such laws by the Bank and its subsidiaries have no material impact on the consolidated and the Bank only financial statements.

## 34 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

| | Consolidated 31 December 2008 | | | | |
|---|---|---|---|---|---|
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,295,323 | 9,605 | 1,304,928 | (1,374) | 1,303,554 |
| Interbank and money market items - net (assets) | 196,338 | 2,396 | 198,734 | - | 198,734 |
| Investments – net | 99,058 | 3,887 | 102,945 | - | 102,945 |
| Loans | 903,680 | 328 | 904,008 | - | 904,008 |
| Deposits | 967,939 | 11 | 967,950 | - | 967,950 |
| Interbank and money market items (liabilities) | 18,911 | - | 18,911 | - | 18,911 |
| Borrowings | 131,197 | 6,962 | 138,159 | - | 138,159 |
| Contingencies | 2,293,303 | 23,540 | 2,316,843 | (41,932) | 2,274,911 |

(Million Baht)

| | Consolidated 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 985,316 | 31,540 | 1,016,856 | (22,338) | 994,518 |
| Interbank and money market items - net (assets) | 48,640 | 10,084 | 58,724 | - | 58,724 |
| Investments – net | 74,607 | 20,919 | 95,526 | - | 95,526 |
| Loans | 762,044 | 461 | 762,505 | - | 762,505 |
| Deposits | 783,811 | 11 | 783,822 | - | 783,822 |
| Interbank and money market items (liabilities) | 14,185 | - | 14,185 | - | 14,185 |
| Borrowings | 51,376 | 6,724 | 58,100 | - | 58,100 |
| Contingencies | 1,742,477 | 15,026 | 1,757,503 | (27,014) | 1,730,489 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,295,321 | 9,605 | 1,304,926 | (1,374) | 1,303,552 |
| Interbank and money market items-net (assets) | 196,746 | 2,396 | 199,142 | - | 199,142 |
| Investments – net | 107,931 | 3,887 | 111,818 | - | 111,818 |
| Loans | 900,259 | 328 | 900,587 | - | 900,587 |
| Deposits | 968,777 | 11 | 968,788 | - | 968,788 |
| Interbank and money market items (liabilities) | 19,463 | - | 19,463 | - | 19,463 |
| Borrowings | 131,015 | 6,962 | 137,977 | - | 137,977 |
| Contingencies | 2,293,028 | 23,540 | 2,316,568 | (41,932) | 2,274,636 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 984,947 | 31,540 | 1,016,487 | (22,338) | 994,149 |
| Interbank and money market items-net (assets) | 48,597 | 10,084 | 58,681 | - | 58,681 |
| Investments – net | 82,881 | 20,919 | 103,800 | - | 103,800 |
| Loans | 760,844 | 461 | 761,305 | - | 761,305 |
| Deposits | 784,397 | 11 | 784,408 | - | 784,408 |
| Interbank and money market items (liabilities) | 14,321 | - | 14,321 | - | 14,321 |
| Borrowings | 50,979 | 6,724 | 57,703 | - | 57,703 |
| Contingencies | 1,742,146 | 15,026 | 1,757,172 | (27,014) | 1,730,158 |

2. Results of Operations Classified by Types of Business

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Year Ended 31 December 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 59,961 | 769 | 60,730 | (600) | 60,130 |
| Interest expense | 17,331 | 963 | 18,294 | (600) | 17,694 |
| Net income (expense) from interest and dividend | 42,630 | (194) | 42,436 | - | 42,436 |
| Non-interest income | 22,074 | 573 | 22,647 | - | 22,647 |
| Non-interest expense | 42,768 | 138 | 42,906 | - | 42,906 |
| Income before income tax | 21,936 | 241 | 22,177 | - | 22,177 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Year Ended 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 54,966 | 1,727 | 56,693 | (1,177) | 55,516 |
| Interest expense | 17,500 | 1,762 | 19,262 | (1,177) | 18,085 |
| Net income (expense) from interest and dividend | 37,466 | (35) | 37,431 | - | 37,431 |
| Non-interest income | 18,791 | 106 | 18,897 | - | 18,897 |
| Non-interest expense | 34,788 | 128 | 34,916 | - | 34,916 |
| Income (loss) before income tax | 21,469 | (57) | 21,412 | - | 21,412 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Year Ended 31 December 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 59,539 | 769 | 60,308 | (600) | 59,708 |
| Interest expense | 17,342 | 963 | 18,305 | (600) | 17,705 |
| Net income (expense) from interest and dividend | 42,197 | (194) | 42,003 | - | 42,003 |
| Non-interest income | 20,018 | 574 | 20,592 | - | 20,592 |
| Non-interest expense | 41,126 | 138 | 41,264 | - | 41,264 |
| Income before income tax | 21,089 | 242 | 21,331 | - | 21,331 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Year Ended 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 55,293 | 1,727 | 57,020 | (1,177) | 55,843 |
| Interest expense | 17,537 | 1,762 | 19,299 | (1,177) | 18,122 |
| Net income (expense) from interest and dividend | 37,756 | (35) | 37,721 | - | 37,721 |
| Non-interest income | 16,626 | 106 | 16,732 | - | 16,732 |
| Non-interest expense | 33,067 | 128 | 33,195 | - | 33,195 |
| Income (loss) before income tax | 21,315 | (57) | 21,258 | - | 21,258 |

## 35 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

### Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank allocates credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

### Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of 31 December 2008 and 2007 is as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Fixed interest rate | 223,862 | 157,614 | 225,368 | 161,426 |
| Floating interest rate | 867,668 | 629,144 | 862,741 | 624,131 |
| Total Loans (including financial institutions) | 1,091,530 | 786,758 | 1,088,109 | 785,557 |

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning and the ending balances, and the average interest and dividend rates for the years ended 31 December 2008 and 2007 are as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) |
| Interest-bearing Financial Assets | | | | | | |
| Interbank and money market items | 128,763 | 2,089 | 1.62 | 75,107 | 3,502 | 4.66 |
| Securities purchased under resale agreements | 5,350 | 12 | 0.22 | 16,450 | 338 | 2.05 |
| Investments | 101,989 | 4,115 | 4.03 | 101,973 | 4,650 | 4.56 |
| Loans | 833,257 | 53,914 | 6.47 | 719,856 | 47,026 | 6.53 |
| Total | 1,069,359 | 60,130 | 5.62 | 913,386 | 55,516 | 6.08 |
| Interest-bearing Liabilities | | | | | | |
| Deposits | 875,886 | 14,369 | 1.64 | 767,363 | 15,946 | 2.08 |
| Interbank and money market items | 16,548 | 290 | 1.75 | 15,937 | 203 | 1.27 |
| Securities sold under repurchase agreements | - | - | - | 2,833 | 5 | 0.18 |
| Borrowings | 98,129 | 3,035 | 3.09 | 51,947 | 1,931 | 3.72 |
| Total | 990,563 | 17,694 | 1.79 | 838,080 | 18,085 | 2.16 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) |
| Interest-bearing Financial Assets | | | | | | |
| Interbank and money market items | 114,712 | 2,087 | 1.82 | 70,630 | 3,501 | 4.96 |
| Securities purchased under resale agreements | 5,350 | 12 | 0.22 | 16,450 | 338 | 2.05 |
| Investments | 110,520 | 4,553 | 4.12 | 111,159 | 5,510 | 4.96 |
| Loans | 830,946 | 53,056 | 6.39 | 717,320 | 46,495 | 6.48 |
| Total | 1,061,528 | 59,708 | 5.62 | 915,559 | 55,844 | 6.10 |
| Interest-bearing Liabilities | | | | | | |
| Deposits | 876,598 | 14,372 | 1.64 | 768,190 | 15,957 | 2.08 |
| Interbank and money market items | 16,892 | 294 | 1.74 | 16,203 | 214 | 1.32 |
| Securities sold under repurchase agreements | - | - | - | 2,833 | 5 | 0.18 |
| Borrowings | 97,840 | 3,039 | 3.11 | 51,843 | 1,946 | 3.75 |
| Total | 991,330 | 17,705 | 1.79 | 839,069 | 18,122 | 2.16 |

Financial assets and liabilities, classified by maturity of interest repricing, as of 31 December 2008 and 2007 are shown below:

(Million Baht)

Consolidated
2008

| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 27,751 | - | 27,751 |
| Interbank and money market | | | | | | | | |
| Items | 8,466 | 186,191 | - | - | - | 4,132 | - | 198,789 |
| Investments | 6,700 | 26,687 | 25,592 | 31,212 | 7,370 | 5,900 | 1,194 | 104,655 |
| Loans | 624,641 | 105,241 | 7,172 | 52,843 | 52,338 | 2,573 | 59,200 | 904,008 |
| Accrued interest receivable | - | - | - | - | - | 1,485 | - | 1,485 |
| Customers' liability under | | | | | | | | |
| acceptances | - | - | - | - | - | 492 | - | 492 |
| Other assets | - | - | - | - | - | 4,876 | - | 4,876 |
| Total Financial Assets | 639,807 | 318,119 | 32,764 | 84,055 | 59,708 | 47,209 | 60,394 | 1,242,056 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 442,984 | 315,675 | 146,384 | 15,680 | - | 47,227 | - | 967,950 |
| Interbank and money market | | | | | | | | |
| Items | 10,446 | 3,289 | 569 | 140 | 896 | 3,571 | - | 18,911 |
| Liabilities payable on demand | - | - | - | - | - | 10,883 | - | 10,883 |
| Borrowings | - | 82,900 | 15,227 | 33,054 | 6,962 | 16 | - | 138,159 |
| Bank's liability under | | | | | | | | |
| acceptances | - | - | - | - | - | 492 | - | 492 |
| Other liabilities | - | - | - | - | - | 7,151 | - | 7,151 |
| Total Financial Liabilities | 453,430 | 401,864 | 162,180 | 48,874 | 7,858 | 69,340 | - | 1,143,546 |
| On-balance sheet items | 186,377 | (83,745) | (129,416) | 35,181 | 51,850 | (22,131) | 60,394 | 98,510 |

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | | | | | | | |
| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | - | 18,051 |
| Interbank and money market Items | 4,952 | 50,398 | 62 | - | - | 3,324 | - | 58,736 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | - | 10,700 |
| Investments | 18,432 | 1,633 | 16,737 | 31,112 | 17,763 | 12,176 | 1,469 | 99,322 |
| Loans | 552,810 | 85,304 | 1,087 | 34,624 | 27,711 | 8,945 | 52,024 | 762,505 |
| Accrued interest receivable | - | - | - | - | - | 1,263 | - | 1,263 |
| Customers' liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other assets | - | - | - | - | - | 4,873 | - | 4,873 |
| Total Financial Assets | 576,194 | 148,035 | 17,886 | 65,736 | 45,474 | 50,094 | 53,493 | 956,912 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 392,692 | 313,778 | 33,832 | 1,839 | - | 41,681 | - | 783,822 |
| Interbank and money market Items | 1,677 | 8,763 | 600 | 343 | - | 2,802 | - | 14,185 |
| Liabilities payable on demand | - | - | - | - | - | 11,117 | - | 11,117 |
| Borrowings | - | 38,198 | 877 | 301 | 18,724 | - | - | 58,100 |
| Bank's liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other liabilities | - | - | - | - | - | 5,848 | - | 5,848 |
| Total Financial Liabilities | 394,369 | 360,739 | 35,309 | 2,483 | 18,724 | 62,910 | - | 874,534 |
| On-balance sheet items | 181,825 | (212,704) | (17,423) | 63,253 | 26,750 | (12,816) | 53,493 | 82,378 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | | | | |
| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 27,750 | - | 27,750 |
| Interbank and money market items | 8,932 | 186,156 | - | - | - | 4,074 | - | 199,162 |
| Investments | 6,700 | 26,687 | 25,592 | 31,212 | 7,370 | 14,727 | 1,194 | 113,482 |
| Loans | 621,165 | 109,840 | 7,932 | 51,941 | 52,116 | 1,593 | 56,000 | 900,587 |
| Accrued interest receivable | - | - | - | - | - | 1,454 | - | 1,454 |
| Customers' liability under acceptances | - | - | - | - | - | 492 | - | 492 |
| Other assets | - | - | - | - | - | 3,866 | - | 3,866 |
| Total Financial Assets | 636,797 | 322,683 | 33,524 | 83,153 | 59,486 | 53,956 | 57,194 | 1,246,793 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 443,761 | 315,828 | 146,384 | 15,680 | - | 47,135 | - | 968,788 |
| Interbank and money market items | 11,045 | 3,241 | 569 | 140 | 896 | 3,572 | - | 19,463 |
| Liabilities payable on demand | - | - | - | - | - | 10,883 | - | 10,883 |
| Borrowings | - | 82,718 | 15,227 | 33,054 | 6,962 | 16 | - | 137,977 |
| Bank's liability under acceptances | - | - | - | - | - | 492 | - | 492 |
| Other liabilities | - | - | - | - | - | 7,159 | - | 7,159 |
| Total Financial Liabilities | 454,806 | 401,787 | 162,180 | 48,874 | 7,858 | 69,257 | - | 1,144,762 |
| On-balance sheet items | 181,991 | (79,104) | (128,656) | 34,279 | 51,628 | (15,301) | 57,194 | 102,031 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | | | | | | | |
| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 18,050 | - | 18,050 |
| Interbank and money market items | 5,142 | 50,154 | - | - | - | 3,397 | - | 58,693 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | - | 10,700 |
| Investments | 18,432 | 1,453 | 16,737 | 31,112 | 17,763 | 20,867 | 1,193 | 107,557 |
| Loans | 551,419 | 89,514 | 1,359 | 34,112 | 27,599 | 8,945 | 48,357 | 761,305 |
| Accrued interest receivable | - | - | - | - | - | 1,246 | - | 1,246 |
| Customers' liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other assets | - | - | - | - | - | 4,174 | - | 4,174 |
| Total Financial Assets | 574,993 | 151,821 | 18,096 | 65,224 | 45,362 | 58,141 | 49,550 | 963,187 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 393,032 | 313,778 | 33,832 | 1,839 | - | 41,927 | - | 784,408 |
| Interbank and money market items | 1,810 | 8,763 | 600 | 343 | - | 2,805 | - | 14,321 |
| Liabilities payable on demand | - | - | - | - | - | 11,117 | - | 11,117 |
| Borrowings | - | 37,801 | 877 | 301 | 18,724 | - | - | 57,703 |
| Bank's liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other liabilities | - | - | - | - | - | 5,851 | - | 5,851 |
| Total Financial Liabilities | 394,842 | 360,342 | 35,309 | 2,483 | 18,724 | 63,162 | - | 874,862 |
| On-balance sheet items | 180,151 | (208,521) | (17,213) | 62,741 | 26,638 | (5,021) | 49,550 | 88,325 |

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions in Baht equivalent, as of 31 December 2008 and 2007 were as follows:

(Million Baht)

| | Consolidated 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Currency | | | | | |
| | US Dollar | Yen | Pound | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 523 | 71 | 65 | 512 | 193 | 1,364 |
| Interbank and money market items - net | 7,509 | 123 | 64 | 121 | 729 | 8,546 |
| Investments - net | 3,934 | - | - | 2 | 23 | 3,959 |
| Loans and accrued interest receivables - net | 31,822 | 1,597 | 77 | 1,259 | 324 | 35,079 |
| Other assets | 8,310 | 6,759 | - | 2,616 | 5 | 17,690 |
| Total assets | 52,098 | 8,550 | 206 | 4,510 | 1,274 | 66,638 |
| **Liabilities** | | | | | | |
| Deposits | 13,468 | 101 | 284 | 785 | 456 | 15,094 |
| Interbank and money market items | 2,607 | 1,005 | - | 466 | - | 4,078 |
| Liability on demand | 5,937 | 118 | 125 | 694 | 308 | 7,182 |
| Borrowings | 6,962 | - | - | - | - | 6,962 |
| Other liabilities | 8,852 | 7,376 | 13 | 3,667 | 62 | 19,970 |
| Total liabilities | 37,826 | 8,600 | 422 | 5,612 | 826 | 53,286 |
| Foreign currency position of on-balance items-net | 14,272 | (50) | (216) | (1,102) | 448 | 13,352 |
| Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options) | (15,716) | 68 | 220 | 543 | 11 | (14,874) |

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Currency | | | | | |
| | US Dollar | Yen | Pound | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 607 | 44 | 99 | 402 | 232 | 1,384 |
| Interbank and money market | | | | | | |
| items - net | 31,688 | 5 | 89 | 236 | 889 | 32,907 |
| Investments - net | 20,896 | - | - | 2 | 23 | 20,921 |
| Loans and accrued interest | | | | | | |
| receivables - net | 23,047 | 1,140 | 86 | 1,395 | 255 | 25,923 |
| Other assets | 190 | 2 | 2 | 25 | 10 | 229 |
| Total assets | 76,428 | 1,191 | 276 | 2,060 | 1,409 | 81,364 |
| **Liabilities** | | | | | | |
| Deposits | 8,196 | 101 | 73 | 572 | 186 | 9,128 |
| Interbank and money market items | 236 | 27 | - | 2 | 2 | 267 |
| Liability on demand | 4,869 | 83 | 70 | 296 | 449 | 5,767 |
| Borrowings | 6,724 | - | - | - | - | 6,724 |
| Other liabilities | 367 | 11 | 20 | 26 | 97 | 521 |
| Total liabilities | 20,392 | 222 | 163 | 896 | 734 | 22,407 |
| Foreign currency position of | | | | | | |
| on-balance items-net | 56,036 | 969 | 113 | 1,164 | 675 | 58,957 |
| Off-balance sheet items-net | (60,339) | (963) | (111) | (1,191) | 248 | (62,356) |
| (Forward exchange contracts, | | | | | | |
| cross currency swaps and FX options) | | | | | | |

(Million Baht)

| | The Bank 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Currency | | | | | |
| | US Dollar | Yen | Pound | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 523 | 71 | 65 | 512 | 193 | 1,364 |
| Interbank and money market items - net | 7,509 | 123 | 64 | 121 | 729 | 8,546 |
| Investments - net | 3,934 | - | - | 2 | 23 | 3,959 |
| Loans and accrued interest receivables - net | 31,822 | 1,597 | 77 | 1,259 | 324 | 35,079 |
| Other assets | 8,310 | 6,759 | - | 2,616 | 5 | 17,690 |
| Total assets | 52,098 | 8,550 | 206 | 4,510 | 1,274 | 66,638 |
| **Liabilities** | | | | | | |
| Deposits | 13,468 | 101 | 284 | 785 | 456 | 15,094 |
| Interbank and money market items | 2,607 | 1,005 | - | 466 | - | 4,078 |
| Liability on demand | 5,937 | 118 | 125 | 694 | 308 | 7,182 |
| Borrowings | 6,962 | - | - | - | - | 6,962 |
| Other liabilities | 8,852 | 7,376 | 13 | 3,667 | 62 | 19,970 |
| Total liabilities | 37,826 | 8,600 | 422 | 5,612 | 826 | 53,286 |
| Foreign currency position of on-balance items-net | 14,272 | (50) | (216) | (1,102) | 448 | 13,352 |
| Off-balance sheet items-net | (15,716) | 68 | 220 | 543 | 11 | (14,874) |
| (Forward exchange contracts, cross currency swaps and FXoptions) | | | | | | |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Currency | | | | | |
| | US Dollar | Yen | Pounds | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 607 | 44 | 99 | 402 | 232 | 1,384 |
| Interbank and money market items - net | 31,688 | 5 | 89 | 236 | 889 | 32,907 |
| Investments - net | 20,896 | - | - | 2 | 23 | 20,921 |
| Loans and accrued interest receivables - net | 23,047 | 1,140 | 86 | 1,395 | 255 | 25,923 |
| Other assets | 190 | 2 | 2 | 25 | 10 | 229 |
| Total assets | 76,428 | 1,191 | 276 | 2,060 | 1,409 | 81,364 |
| **Liabilities** | | | | | | |
| Deposits | 8,196 | 101 | 73 | 572 | 186 | 9,128 |
| Interbank and money market items | 236 | 27 | - | 2 | 2 | 267 |
| Liability on demand | 4,869 | 83 | 70 | 296 | 449 | 5,767 |
| Borrowings | 6,724 | - | - | - | - | 6,724 |
| Other liabilities | 366 | 11 | 14 | 26 | 97 | 514 |
| Total liabilities | 20,391 | 222 | 157 | 896 | 734 | 22,400 |
| Foreign currency position of on-balance items-net | 56,037 | 969 | 119 | 1,164 | 675 | 58,964 |
| Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options) | (60,339) | (963) | (111) | (1,191) | 248 | (62,356) |

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

**Liquidity risk**

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Assets and Liabilities Management Sub-Committee supervises management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 31 December 2008 and 2007 was as follows:

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | | | | | | |
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 27,751 | 27,751 |
| Interbank and money market items | 12,215 | 186,574 | - | - | - | - | 198,789 |
| Investments | 578 | 27,679 | 26,990 | 35,536 | 8,032 | 5,840 | 104,655 |
| Loans | 200,733 | 320,477 | 17,240 | 181,847 | 183,711 | - | 904,008 |
| Accrued interest receivables | 16 | 1,443 | 1 | 19 | 6 | - | 1,485 |
| Customers' liability under acceptance | - | 492 | - | - | - | - | 492 |
| Other assets | - | 1,176 | - | - | - | 3,700 | 4,876 |
| Total Financial Assets | 213,542 | 537,841 | 44,231 | 217,402 | 191,749 | 37,291 | 1,242,056 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 490,211 | 315,675 | 146,384 | 15,680 | - | - | 967,950 |
| Interbank and money market items | 14,019 | 3,289 | 569 | 31 | 109 | 894 | 18,911 |
| Liability payable on demand | 10,883 | - | - | - | - | - | 10,883 |
| Borrowings | | 82,900 | 14,736 | 16,561 | 23,962 | | 138,159 |
| Bank's liability under accpetances | - | 492 | - | - | - | - | 492 |
| Other liabilities | 131 | 2,352 | 1,420 | 207 | - | 3,041 | 7,151 |
| Total Financial Liabilities | 515,244 | 404,708 | 163,109 | 32,479 | 24,071 | 3,935 | 1,143,546 |
| Liquidity-net | (301,702) | 133,133 | (118,878) | 184,923 | 167,678 | 33,356 | 98,510 |

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2007 | | | | | | |
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | 18,051 |
| Interbank and money market items | 8,220 | 50,516 | - | - | - | - | 58,736 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | 10,700 |
| Investments | 172 | 14,359 | 21,985 | 37,817 | 18,463 | 6,526 | 99,322 |
| Loans | 173,842 | 269,735 | 8,299 | 157,722 | 152,907 | - | 762,505 |
| Accrued interest receivables | 12 | 1,220 | - | 13 | 18 | - | 1,263 |
| Customers' liability under acceptance | - | 1,462 | - | - | - | - | 1,462 |
| Other assets | - | 1,088 | - | - | - | 3,785 | 4,873 |
| Total Financial Assets | 182,246 | 349,080 | 30,284 | 195,552 | 171,388 | 28,362 | 956,912 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 434,373 | 313,778 | 33,812 | 1,859 | - | - | 783,822 |
| Interbank and money market items | 4,615 | 8,127 | - | 1,143 | 300 | - | 14,185 |
| Liability payable on demand | 11,117 | - | - | - | - | - | 11,117 |
| Borrowings | - | 38,198 | 877 | 301 | 18,724 | - | 58,100 |
| Bank's liability under accpetances | - | 1,462 | - | - | - | - | 1,462 |
| Other liabilities | 121 | 2,481 | 234 | 80 | - | 2,932 | 5,848 |
| Total Financial Liabilities | 450,226 | 364,046 | 34,923 | 3,383 | 19,024 | 2,932 | 874,534 |
| Liquidity-net | (267,980) | (14,966) | (4,639) | 192,169 | 152,364 | 25,430 | 82,378 |

(Million Baht)

| | The Bank | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | | | | | | |
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year To 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 27,750 | 27,750 |
| Interbank and money market items | 12,623 | 186,539 | - | - | - | - | 199,162 |
| Investments | 550 | 27,669 | 26,990 | 35,519 | 8,032 | 14,722 | 113,482 |
| Loans | 199,371 | 320,474 | 17,990 | 179,754 | 182,998 | - | 900,587 |
| Accrued interest receivables | - | 1,454 | - | - | - | - | 1,454 |
| Customers' liability under acceptances | - | 492 | - | - | - | - | 492 |
| Other assets | - | 1,013 | - | - | - | 2,853 | 3,866 |
| Total Financial Assets | 212,544 | 537,641 | 44,980 | 215,273 | 191,030 | 45,325 | 1,246,793 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 490,896 | 315,828 | 146,384 | 15,680 | - | - | 968,788 |
| Interbank and money market items | 14,617 | 3,241 | 569 | 31 | 109 | 896 | 19,463 |
| Liability payable on demand | 10,883 | - | - | - | - | - | 10,883 |
| Borrowings | | 82,718 | 14,736 | 16,561 | 23,962 | - | 137,977 |
| Bank's liability under acceptances | - | 492 | - | - | - | - | 492 |
| Other liabilities | 131 | 2,360 | 1,420 | 207 | - | 3,041 | 7,159 |
| Total Financial Liabilities | 516,527 | 404,639 | 163,109 | 32,479 | 24,071 | 3,937 | 1,144,762 |
| Liquidity-net | (303,983) | 133,002 | (118,129) | 182,794 | 166,959 | 41,388 | 102,031 |

(Million Baht)

| | The Bank 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year To 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 18,050 | 18,050 |
| Interbank and money market items | 8,177 | 50,516 | - | - | - | - | 58,693 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | 10,700 |
| Investments | 131 | 14,179 | 21,985 | 37,592 | 18,453 | 15,217 | 107,557 |
| Loans | 171,148 | 273,337 | 8,532 | 156,611 | 151,677 | - | 761,305 |
| Accrued interest receivables | - | 1,246 | - | | - | - | 1,246 |
| Customers' liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other assets | - | 921 | - | - | - | 3,253 | 4,174 |
| Total Financial Assets | 179,456 | 352,361 | 30,517 | 194,203 | 170,130 | 36,520 | 963,187 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 434,959 | 313,778 | 33,812 | 1,859 | - | - | 784,408 |
| Interbank and money market items | 4,615 | 8,263 | - | 1,143 | 300 | - | 14,321 |
| Liability payable on demand | 11,117 | - | - | - | - | - | 11,117 |
| Borrowings | - | 37,801 | 877 | 301 | 18,724 | - | 57,703 |
| Bank's liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other liabilities | 121 | 2,483 | 235 | 80 | - | 2,932 | 5,851 |
| Total Financial Liabilities | 450,812 | 363,787 | 34,924 | 3,383 | 19,024 | 2,932 | 874,862 |
| Liquidity-net | (271,356) | (11,426) | (4,407) | 190,820 | 151,106 | 33,588 | 88,325 |

**Fair value**

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 31 December 2008 and 2007.

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | Carrying Amount | Fair value | Carrying Amount | Fair value |
| **Financial Assets** | | | | |
| Cash | 27,751 | 27,751 | 18,051 | 18,051 |
| Interbank and money market items – net | 198,734 | 198,734 | 58,724 | 58,724 |
| Securities purchased under resale agreements | - | - | 10,700 | 10,700 |
| Investments – net | 102,945 | 103,105 | 95,526 | 92,362 |
| Loans and accrued interest receivables – net | 875,722 | 875,722 | 737,916 | 737,916 |
| Customers' liability under acceptances | 492 | 492 | 1,462 | 1,462 |
| Other assets | 4,876 | 4,876 | 4,873 | 4,873 |
| Total Financial Assets | 1,210,520 | 1,210,680 | 927,252 | 924,088 |
| **Financial Liabilities** | | | | |
| Deposits | 967,950 | 967,950 | 783,822 | 783,822 |
| Interbank and money market items | 18,911 | 18,911 | 14,185 | 14,185 |
| Liabilities payable on demand | 10,883 | 10,883 | 11,117 | 11,117 |
| Borrowings | 138,159 | 137,190 | 58,100 | 58,596 |
| Bank's liability under acceptances | 492 | 492 | 1,462 | 1,462 |
| Other liabilities | 7,151 | 7,151 | 5,848 | 5,848 |
| Total Financial Liabilities | 1,143,546 | 1,142,577 | 874,534 | 875,030 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | Carrying Amount | Fair value | Carrying Amount | Fair value |
| **Financial Assets** | | | | |
| Cash | 27,750 | 27,750 | 18,050 | 18,050 |
| Interbank and money market items – net | 199,142 | 199,142 | 58,681 | 58,681 |
| Securities purchased under resale agreements | - | - | 10,700 | 10,700 |
| Investments – net | 111,818 | 111,979 | 103,801 | 100,179 |
| Loans and accrued interest receivables – net | 873,539 | 873,539 | 738,304 | 738,304 |
| Customers' liability under acceptances | 492 | 492 | 1,462 | 1,462 |
| Other assets | 3,866 | 3,866 | 4,174 | 4,174 |
| Total Financial Assets | 1,216,607 | 1,216,768 | 935,172 | 931,550 |
| **Financial Liabilities** | | | | |
| Deposits | 968,788 | 968,788 | 784,408 | 784,408 |
| Interbank and money market items | 19,463 | 19,463 | 14,321 | 14,321 |
| Liabilities payable on demand | 10,883 | 10,883 | 11,117 | 11,117 |
| Borrowings | 137,977 | 137,190 | 57,703 | 58,596 |
| Bank's liability under acceptances | 492 | 492 | 1,462 | 1,462 |
| Other liabilities | 7,159 | 7,159 | 5,851 | 5,851 |
| Total Financial Liabilities | 1,144,762 | 1,143,975 | 874,862 | 875,755 |

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's accounting policies mentioned in Note 4.5.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 31 December 2008 and 2007:

(Million Baht)

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | 2008 | | | |
| | Notional Amount | | | |
| | Up to 1 year | Over 1 year | Total | Fair Value |
| Forward exchange contracts | 526,422 | 8,510 | 534,932 | 1,913 |
| Cross currency swaps | 122,124 | 93,272 | 215,396 | 3,915 |
| Interest rate swaps | 864,008 | 403,190 | 1,267,198 | (694) |
| Credit default swaps | - | 974 | 974 | 1 |
| Other derivatives | 1,278 | 495 | 1,773 | - |

(Million Baht)

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Notional Amount | | | |
| | Up to 1 year | Over 1 year | Total | Fair Value |
| Forward exchange contracts | 598,714 | 3,344 | 602,058 | 581 |
| Cross currency swaps | 14,809 | 93,742 | 108,551 | 3,226 |
| Interest rate swaps | 183,738 | 605,958 | 789,696 | 261 |
| Credit default swaps | - | 1,520 | 1,520 | 4 |
| Other derivatives | 1,724 | 344 | 2,068 | 2 |

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

## 36 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the years ended 31 December 2007 have been reclassified to conform with the presentation in the financial statements for the years ended 31 December 2008.

## 37 THAI ACCOUNTING STANDARD (TAS) NOT YET ADOPTED

The Bank and its subsidiaries have not adopted the following revised TAS that have been issued as of the balance sheet date but are not yet effective. These revised TAS will become effective for financial periods beginning on or after 1 January 2009.

TAS 36 (revised 2007) Impairment of Assets

TAS 54 (revised 2007) Non-current Assets Held for Sale and Discontinued Operations

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or the Bank's financial statements.

## 38 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 25 February 2009.

# Information Memorandum in relation to the KASIKORNBANK Public Company Limited's Share Acquisition in Muang Thai Fortis Holding Company Limited and the Connected Transaction

## 1. Background to the Transaction

1.1 Due to KBank's strategic focus of offering a full-range of financial solutions in order to accommodate all of their customers' needs, as well as KBank's strategic focus to cultivate their fee-based income, which include the selling of life insurance products through banking channel (Bancassurance). Therefore, KBank plans to expand the life insurance business of KBank's group, by acquiring shares and management control in an existing life insurance company. The analysis indicates that Muang Thai Life Assurance Company Limited (**"MTL"**) is the most appropriate company for KBank's insurance business expansion, for the following reasons:

(1) MTL is an existing business partner that has been cooperating with KBank in providing Bancassurance products to KBank's customers, which has been a continued success. An investment in MTL will reduce the execution risk and will maximize benefit to KBank.

(2) MTL has a foreign partner who has expertise in product development and other areas of technical expertise, and has constantly transferred such knowledge to MTL. After the acquisition of Muang Thai Fortis Holding Company Limited (**"MTFH"**)'s additional ordinary shares, such foreign partner will continue be a shareholder of MTL and provide cooperation in developing insurance products and services which will help KBank to efficiently accommodate all of its customers' needs.

(3) MTL is a leading life insurance company of considerable size. Such large insurance base brings in benefits from economies of scale and the ability to adequately support KBank's customer base.

(4) MTL has the Bancassurance product already on the shelf, and therefore has no lead-time needed in order to support KBank's Bancassurance business expansion.

(5) MTL has a multi-channel distribution (e.g. agents, bank branches, and other affiliates) that has great potential for growth. MTL has had good performance and currently has a strong capital base (based on data of MTL as of 31 December 2008). MTL's capital is one of the largest among other leading Thai life insurance providers, at Baht 6,494 million, which is 5.7 times that of the minimum required.

1.2 In expanding KBank's life insurance business in MTL, KBank will acquire additional ordinary shares in MTFH, which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to increase its shareholding in MTFH up to approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL.

1.3 Currently, KBank holds 10% of all issued shares in MTFH. The additional ordinary shares in MTFH will be acquired via the following procedures: (1) KBank will subscribe for, or acquire, the new ordinary shares issued through capital-increase by MTFH, based on the proportion of shareholding, as well as new ordinary shares left unsubscribed by the existing shareholders; and (2) KBank will acquire shares from the existing shareholders, whereby some of the existing shareholders are connected persons of KBank.

After the said acquisition of MTFH's additional ordinary shares, persons with conflict of interest of KBank will hold shares in MTFH (which will become KBank's subsidiary), and Muang Thai Insurance Public Company Limited ("**MTI**") (which will become KBank's affiliated company), of more than 10% of the total voting shares of the abovementioned companies. In this regard, such persons will hold shares in MTFH and MTI in proportions of 24.41% and 13.06%, respectively. The Board of Directors has considered, and is of the opinion that such shareholding structure in MTFH and MTI will be in the best interest of KBank (the details of which are stipulated in clause 11.2 of this Information Memorandum).

1.4 In addition, since MTFH's primary business is the holding of shares in other companies (a Holding Company), the abovementioned KBank's acquisition of additional ordinary shares in MTFH will require an adjustment in MTFH's shareholding structure in the companies which MTFH invests in. In consideration of the said shareholding structure, adjustment is required for MTFH' shareholdings in Muang Thai Real Estate Public Company Limited ("**MTR**"), Phatra Leasing Public Company Limited ("**PL**") and Muang Thai Group Service Company Limited ("**MTGS**"), to ensure that the share acquisition is aligned with the connected laws and regulations, including those of the Bank of Thailand. Therefore, there will be an adjustment on such shareholding structure before the acquisition of additional ordinary shares in MTFH. In this regard, a new company will be incorporated ("**Holding Company 2**"), in which KBank will subscribe for, or invest in, no more than 10% of the Holding Company 2's total issued shares, while Fortis Insurance International N.V. ("**Fortis**") and the persons in Group A (according to clause 11.3 of this Information Memorandum) will hold the majority of the shares, and MTFH will subsequently sell all of its shares held in the three companies mentioned above to the Holding Company 2.

1.5 In order to acquire additional ordinary shares in MTFH, KBank will have to obtain the approval of its shareholders meeting, which will be in accordance with KBank's articles of association and any connected laws, regulations and notifications, which include:

- The Public Limited Companies Act (B.E. 2535), section 107 regarding the acquisition of a private company; and
- The Securities and Exchange Act (B.E. 2535) as amended, section 89/12, the notification of the Capital Market Supervisory Board, and the notification of the Board of Governors of the Stock Exchange of Thailand, in relation to the connected transactions. The said regulations will be applicable on KBank's acquisition of shares in MTFH, as MTFH has connected persons as its shareholders with the controlling power over MTFH. There will also be acquisitions of shares from existing shareholders by KBank, whereby some existing shareholders are connected persons with KBank. Consequently, the acquisition of additional ordinary shares in MTFH by KBank will fall into the ambit of the connected transaction.

The acquisition of additional ordinary shares in MTFH, as well as the purchasing or investment in Holding Company 2 by KBank, when comparing the size or value of the transaction according to the Notification of the Board of Governors of the Stock Exchange of Thailand regarding the Disclosure of information and Activities by Listed Companies in the Acquisition or Selling of Assets B.E. 2547 (2004), does not fall under the ambit of the said Notification, and thus, KBank are not required to compile a report and disclose the information to the SET or send notice to its shareholders. However, for the purpose of providing information to investors, KBank has considered disclosing such information under the Notification, for the purpose of using it as a guideline for the disclosing of information regarding the acquisition of additional ordinary shares in MTFH.

1.6 The acquisition of additional ordinary shares in MTFH and the other connected or necessary needed in order to complete the transaction pursuant to clause 1.1 to 1.4 above will proceed when the conditions precedent or conditions connected to the share acquisition are completed (details of which are prescribed in clause 6.2 of this Information Memorandum).

## 2. Transaction Date

The KBank Board of Directors meeting (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) has considered and approved to propose to the shareholders' meeting for the approval on the acquisition of the additional ordinary shares of MTFH, the decision to enter into the connected transactions and the connected or necessary procedures to complete the transaction. The major points of the resolution are as follows;

2.1 Approval of the acquisition of Muang Thai Fortis Holding Company Limited's additional ordinary shares, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

Share acquisition price = Not more than 7,244 Million Baht (calculated from the value of MTL and MTI for the part in which MTFH holds shares in), plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction.

Price per share = share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares,

and the approval to proceed with the connected transactions with the connected persons of KBank, in the acquisition of the abovementioned shares, the details are as follows;

- To subscribe or purchase of the ordinary shares issued through capital-increase by MTFH in the proportion of shareholding, as well as the ordinary shares left unsubscribed by the existing shareholders, in the total of 3,865,949 shares, with the par value of Baht 10.00 per share. Price per Share is calculated according to the above formula (MTFH has the connected persons of KBank holding shares and having control power in MTFH).

- To acquire the MTFH's shares from the existing shareholders, namely Fortis Insurance International N.V. ("**Fortis**")[3], Swiss Reinsurance Company Ltd. ("**Swiss Re**"), and other shareholders who are not KBank's connected person, for 9,621,886 shares, at the Price per Share calculated from the above formula.

- To acquire the MTFH's shares from existing shareholders who are KBank's connected persons for 5,703,800 shares, at the Price per Share calculated from the above formula.

- To negotiate, enter into agreement or contract with persons, connected persons in the matter connected to the acquisition of the MTFH ordinary share, or other agreements that are necessary or connected to the transaction, the management and/or the operation of business.

In this respect, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company

[3] Fortis is still be a shareholder and alliance with MTFH, MTL and MTI.

Limited ("**MTB**")'s book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH's shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately 3,612,160,285 Baht in total[4] which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

(The details of the connected person of KBank are available in clause 8 of this Information Memorandum)

2.2 Approval of the subscription for, or investment in shares in Holding Company 2, which is a company to be newly incorporated, in an amount not more than 10% of the total issued shares in Holding Company 2. This shall be done for the purpose of adjusting MTFH's shareholding structures in Muang Thai Real Estate Public Company Limited, Phatra Leasing Public Company Limited and Muang Thai Group Service Company Limited. MTFH will subsequently sell all of its shares held in the three companies mentioned above to the Holding Company 2.

The acquisition of additional shares in MTFH by KBank is subject to conditions precedent, or connected conditions (the details of which are available in clause 6.2 of this Information Memorandum). In the case that the conditions are met or accomplished within the expected timeframe, the said share acquisition process is expected be completed within Quarter two of 2009.

## 3. General information of the Transaction, Connected Persons and their Relationship to the Company

The transaction is an acquisition of additional ordinary shares in MTFH, and the carrying out of connected procedures, with details as disclosed in clause 2 of this Information Memorandum.

Currently, KBank holds 10% of the total issued shares in MTFH; the persons in Group A (the details of which are available in clause 11.3 of this Information Memorandum) holds 65.05% of total issued share; Fortis holds 20% of the total issued shares; and Swiss Re holds 4.95% of the total issued shares.

MTFH operates as a holding company. Currently, MTFH invests in six other companies, including MTL, whereby MTFH holds 75% of the total issued shares of MTL, and 25% of which are held by Fortis. There will be no change in the shareholding structure of MTL after the acquisition of additional ordinary shares in MTFH by KBank.

The details of the current shareholding structure in MTFH, as well as its shareholding in other companies, can be shown in the following diagram;

[4] This calculation is based on the preliminary value of the abovementioned transaction of 7,244 Million Baht, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.



6.0%
Group A Persons
KBank Plc.
Swiss Re
Fortis
65.05%
10.0%
4.95%
20.0%
MTFH
25.2%
75.0%
53.7%
2.0%
98.0%
100.0%
MTI Plc.
MTL
15.0%
MTB
MTGS
10.0%
25.0%
MTR
PL Plc.


4. **Details of Transaction Asset and Brief Information of MTFH and the Companies in which MTFH invests in.**

4.1 The transaction assets are the ordinary shares in MTFH and the Holding Company 2, which is to be the newly established company.

4.2 MTFH was registered on 11 August 1999, with a paid-up registered capital of Baht 420,000,000. Its major business operations consist of the life insurance and non-life insurance businesses, via investment in the group of companies in the form of a holding company. Its major source of revenue comes from dividends in the companies it invests in.

As of 31 December 2009, MTFH holds shares in the following companies:

| No. | Company Name | No. of Shares (Share) | Shareholding Percentage |
|---|---|---|---|
| 1. | Muang Thai Insurance Public Company Limited ("**MTI**") | 14,867,850 | 25.20 |
| 2. | Muang Thai Life Assurance Company Limited ("**MTL**") | 749,994 | 75.00 |
| 3. | Muang Thai Real Estate Public Company Limited ("**MTR**") | 257,396,094 | 53.69 |
| 4. | Phathra Leasing Public Company Limited ("**PL**") | 8,900,000 | 1.99 |
| 5. | Muang Thai Broker Company Limited ("**MTB**") | 19,600 | 98.00 |
| 6. | Muang Thai Group Service Company Limited ("**MTGS**") | 29,993 | 99.98 |

List of MTFH Board of Directors, as of 6 January 2009

| No. | Name | Position | Relationship with KBank |
|---|---|---|---|
| 1. | Mr. Photipong Lamsam | Chairman | None |
| 2. | Mr. Yutti Lamsam* | Director | Sibling of Mr. Banyong Lamsam, Chairman of KBank |
| 3. | Mr. Poomchai Lamsam | Director | None |
| 4. | Mr. Sara Lamsam | Chief Executive Officer | None |
| 5. | Ms. Nuanphan Lamsam | Director | None |
| 6. | Ms. Pakineenard Tiyachate | Director | None |

| No. | Name | Position | Relationship with KBank |
|---|---|---|---|
| 7. | Pol. Gen. Pornsak Durongkavibul | Director | None |
| 8. | Ms. Sujitpan Lamsam** | Director | KBank's director |
| 9. | Mr. Damis Jacobus Ziengs | Director | None |
| 10. | Mr. Jozef Germain De Mey | Director | None |

Remarks

* As of 10 April 2008, Mr. Yutti Lamsam owns 650,160 shares in MTFH, equivalent to 1.55% of the total registered capital of MTFH.

** As of 10 April 2008 Mrs. Sujitpan Lamsam does not own shares in MTFH.

List of MTFH Management, as of 6 January 2009

| No. | Name | Position | Relationship with KBank |
|---|---|---|---|
| 1. | Mr. Sara Lamsam | Chief Executive Officer | None |

4.3 MTL is the leading life assurance company in Thailand with great success in the life assurance business, which has been carried out through its agents, Bancassurance, and other business partners. The company has had good performances and has a strong capital fund. At the end of November 2008, MTL's total written premiums ranked No. 3 in the industry, with a market share of 8%.

4.4 MTI is the leading non-life insurance company in Thailand. Its main operations include motor insurance, fire insurance, business continuity insurance, marine insurance, and miscellaneous insurance.

4.5 MTB and MTGS are supporting companies for MTL and MTI. MTB's main operation is life-assurance brokerage, while MTGS operates as a gifts and printing materials provider.

4.6 MTR operates in the area of real estate and PL operates in the leasing business.

If the transaction is executed as planned, MTFH will spin off all of its investments in MTR, PL and MTGS, prior to KBank's acquisition of the additional ordinary shares in MTFH, by selling its shares to the Holding Company 2.

**Summary of MTFH's Financial Statements, as of 30 September 2008 (Reviewed by Ernst & Young)**

Unit: Million Baht

**Balance Sheet**

| **Assets** | |
|---|---|
| Cash and Deposits with financial institutions | 1.967 |
| Short term investments - notes | 129.000 |
| Interest receivables | 0.375 |
| Long term investments | 492.808 |
| Long term loans | 30.105 |
| Other current assets | 0.025 |
| Property foreclosed | 1.007 |
| **Total Assets** | **655.287** |

| | |
|---|---|
| **Liabilities and Shareholders' Equity** | |
| Accrued expenses | 0.186 |
| Payable from purchase of investments | 2.429 |
| Total Liabilities | 2.615 |
| | |
| **Shareholders' Equity** | |
| Registered, issued and paid-up share capital | 420.000 |
| Share premiums | 0.100 |
| Retained earnings: Appropriated - statutory reserve | 42.000 |
| Retained earnings: Which have not been appropriated | 190.572 |
| Total Shareholders' Equity | 652.672 |
| **Total Liabilities and Shareholder's Equity** | **655.287** |
| book value per share (Baht) | 15.54 |
| **Income Statement** | |
| Interest and dividend income | 155.690 |
| Other income | 0.063 |
| Operating expenses | 0.000 |
| Total income | 155.753 |
| Operating expenses | 4.573 |
| Income before income tax | 151.181 |
| Income tax | - |
| **Net Income** | **151.181** |

## 5. Benefits and Objectives of the Transaction

To expand KBank's scope of business to the life assurance business, which is aligned with the KBank strategic direction focusing on providing a full-range of complete services to meet customer's needs, increasing fee-based income, enabling greater flexibility in business supervision and management, and maximizing KBank's benefits in the Bancassurance business by gaining additional economic interest from investment and distribution, other than commission.

## 6. Transaction, Conditions, and Shareholding Structure Processes after the Transaction is Completed

6.1 The key processes to be executed after the Board of Directors' approval can be concluded as follows:

- Develop the Memorandum of Understanding (**"MOU"**) to be used as a preliminary *reference to draft the Share Purchase Agreement and/or other agreements* which may be necessary or connected to the share acquisition, the management and operation of the business; and negotiating and doing any other acts connected the share purchase agreement, or other necessary or connected agreements.

- Submission for approval or waiver and other connected procedures that are connected to or necessary for the acquisition of the shares, from governmental agencies, organizations, or connected governmental entities, including the Bank of Thailand (the "**BOT**"), the Office of the Securities and Exchange Commission (the "**Office of the SEC**") and the Office of Insurance Commission (the "**OIC**"); and obtain approval from the shareholders meeting.

- After the above approval has been obtained; and other condition precedents or connected conditions are completed, or there has been a waiver of any of the conditions, the investment shall be made in Holding 2, as well as the subscription for or the purchasing of additional ordinary shares in MTFH.

6.2 The acquisition of additional ordinary shares in MTFH and other necessary and/or related processes to complete the transaction (the "**Share Acquisition**") will proceed when the conditions precedent or conditions related to the Share Acquisition are completed, or KBank forfeits its rights in any condition as the Board of Directors, the President, or other persons that the Board of Directors or such persons have authorized, deems it appropriate to do so. The conditions include, but are not limited to:

- The shareholders meeting approving the share acquisition in MTFH, including the Connected Transaction.

- The share acquisition is approved, or waived under the connected or necessary laws or regulations issued by government agencies, organizations, or connected government entities including the BOT, the SEC and the OIC. Whereas the approval or waiver is still in effect.

- All concerned parties have obtained all approvals and permissions that are necessary or related to the share acquisition and other relevant actions.

6.3 After the transaction has been completed, KBank will hold approximately 51% of the total issued shares in MTFH while the original shareholders who are not KBank will hold approximately 49% of the total issued shares in MTFH. In this regard, the original shareholders who are the connected persons will have shareholding in MTFH, after the share acquisition, in the proportion of 24.41%.

The shareholding structure in MTFH after the share acquisition can be shown in the following diagram:


KBank Plc.
Original Shareholders
(Not KBank)
51.0%
49.0%
MTFH
Fortis 25.0%
6.0%
25.2%
75.0%
98.0%
MTI Plc.
MTL
MTB
Fortis 10.0%

## 7. Transaction Value and Criteria for Calculation of Transaction Value

7.1 KBank will make the payment for the acquisition of the additional ordinary shares in MTFH by cash in one time from the working capital of KBank. The details are as follows:

- Make the payment for subscription or purchase of the ordinary shares arising from capital increase of MTFH, including the amount not being subscribed by the existing shareholders of MTFH in total of 3,865,949 shares, with par value of Baht 10.00 per share. The value per share is calculated based on the specified calculation method (MTFH has the connected persons of KBank holding shares and having control power in MTFH).

- Make the payment for purchase of shares in MTFH from the existing shareholders, namely Fortis Insurance International N.V. ("**Fortis**")[5], Swiss Reinsurance Company Ltd. ("**Swiss Re**"), and other shareholders who are not KBank's connected persons in total of 9,621,886 shares, with the value per share calculated based on the specified calculation method;

- Make the payment for purchase of shares in MTFH from the existing shareholders who are KBank's connected persons, in total of 5,703,800 shares, with the value per share calculated based on the specified calculation method.

The purchased price of shares and the value per share has the details of calculation method as described in clause 2.1 of this Information Memorandum. However, the purchase price of MTFH shares which KBank will acquire can be further adjusted, subject to the results of the due diligence and any relevant negotiations, including the effect of book value's adjustment of Muang Thai Broker Company Limited ("**MTB**") on 31 March 2009 and the adjustment of cash value, assets, and liabilities of MTFH at the date of entering into the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH's shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately 3,612,160,285 Baht in total[6] which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

(KBank's connected persons who will enter into the transactions with KBank will be disclosed in details in Clause 8 of this Information Memorandum.)

7.2 In addition to the purchase of additional ordinary shares in MTFH, KBank will make the payment for the shares issued by the Holding Company 2, which will be established. In this regard, KBank will hold no more than 10% of the issued shares in the Holding Company 2.

7.3 In relation to valuation method of the purchased shares in MTFH, KBank evaluates the purchased share value of MTFH by calculation of the investment mainly in MTL, MTI and MTB, including cash and other investments as per the company's structure at the date of purchasing shares. The approximate purchased share value which is disclosed herewith can be adjusted subject to the results of the due diligence and any relevant negotiations, including the effect of book value's adjustment of Muang Thai Broker Company Limited ("**MTB**") and the adjustment of cash value, assets, and liabilities of MTFH at the date of entering into the transaction.

---

[5] Fortis will maintain its shareholding and being strategic alliance with MTFH.

[6] This calculation is based on the preliminary value of the abovementioned transaction of 7,244 Million Baht, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.

**MTL Valuation**

KBank applied the actuarial method, which is the discounted cash flow method that estimates value of insurance company's current and future business, as framework for MTL valuation. The value is also compared with standard financial ratio i.e. Price per Earning (P/E) ratio, Price per Book Value (P/BV) ratio, and Price per Embedded Value (P/EV) ratio of both domestic and offshore life insurance companies having the similar business with MTL. In addition, KBank also takes the value of purchasing shares in life insurance companies in the past into consideration. By these methods, KBank evaluates the appropriate value of MTL in the range of Baht 15,100 – 33,810 Million.

KBank evaluates the value of MTL in the amount of Baht 22,700 Million in this share purchase transaction.

**MTI Valuation**

KBank evaluates the value of MTI which is a listed company on the Stock Exchange of Thailand based on various factors i.e. market value, book value and also compared with standard financial ratio i.e. Price per Earning (P/E) ratio, Price per Book Value (P/BV) ratio, and Price per Embedded Value (P/EV) ratio of both domestic and offshore life insurance companies. By these methods, KBank evaluates the appropriate value of MTI in the range of Baht 2,107 – 4,519 Million.

KBank evaluates the value of MTI in the amount of Baht 2,545 Million in this share purchase transaction.

**MTB Valuation**

KBank evaluates the value of MTB based on the book value of MTB. The price which KBank will pay for MTB will be subject to the book value of MTB on 31 March 2009.

**8. Connected Persons and/or Persons who may have a Conflict of Interest with KBank and Interested Directors or Shareholders**

The connected transactions relating to the acquisition of MTFH's ordinary shares by KBank are as follows:

8.1 The subscription or purchase of the ordinary shares arising from capital increase of MTFH, including the amount not being subscribed by the existing shareholders of MTFH in total of 3,865,949 shares, with par value of Baht 10.00 per share. The value per share is calculated based on the specified calculation method (details of which are stipulated in clause 2.1 of this Information Memorandum). MTFH is a connected person due to it has the connected persons of KBANK holding shares and having control power in MTFH. The details are as follows:

| Connected Persons as Shareholders of MTFH | Percentage of share held in MTFH | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|
| Phatra Samphant Co., Ltd. | 9.50% | Mr. Banyong Lamsam, the Chairman of KBank, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO) of KBank, and their relatives hold shares together more than 20% of the total issued shares of this company | 0.23% |

| Connected Persons as Shareholders of MTFH | Percentage of share held in MTFH | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|
| Mr. Pairote Lamsam | 7.09% | Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP) of KBank | 0.09% |
| Mr. Banyong Lamsam | 4.80% | Chairman of KBank | 0.13% |
| The estate administrator of Mr. Bancha Lamsam | 3.57% | M.R. Sam-aungvarn Lamsam, mother of CEO of KBank, is the estate administrator | - |
| Ms. Sumanthana Mokkavej | 2.83% | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.01% |
| Aran Ordinary Partnership | 2.71% | Relative of Ms. Sujitpan Lamsam, who is a director of KBank, is a partner of this Ordinary Partnership | 0.15% |
| Traisith, Group of Person | 2.71% | Relative of Ms. Sujitpan Lamsam, who is a director of KBank, is a partner of this Group of Person | 0.13% |
| Ms. Supanya Lamsam | 2.71% | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.15% |
| Ms. Rujiraporn Wanglee | 2.71% | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.18% |
| Mr. Yutti Lamsam | 1.55% | Sibling of Mr. Banyong Lamsam, who is the Chairman of KBank | 0.01% |
| M.R. Sam-aungvarn Lamsam | 1.19% | Mother of Mr. Banthoon Lamsam who is the CEO of KBank | 0.25% |
| Mr. Banthoon Lamsam | 0.44% | Director of KBank | - |
| Ms. Supawan Panyarachun | 0.44% | Sibling of Mr. Banthoon Lamsam who is the CEO of KBank | 0.09% |
| Ms. Chujit Sibunruang | 0.43% | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Prutthithada Co., Ltd. | 0.38% | Mr. Krisada Lamsam, EVP of KBank and his relatives hold shares together more than 30% of the total issued shares of this company | 0.02% |
| Khunying Chatchani Chatikavanij | 0.35% | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Nithi Thamrong Co., Ltd. | 0.30% | Mr. Banthoon Lamsam, the CEO of KBank, and his relatives hold shares together more than 30% of | 0.03% |

| Connected Persons as Shareholders of MTFH | Percentage of share held in MTFH | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|
| | | the total issued shares of this company | |
| Ms. Chanatip Chutrakul | 0.14% | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Pol. Gen. Pow Sarasin | 0.12% | Director of KBank | 0.01% |
| **Total direct and indirect connected persons** | **43.96%** | | |

Connected persons who are MTFH directors are as follows:

| Connected Persons and/or Persons who may have a Conflict of Interest as an MTFH Director | Relationship with KBank's Director | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|
| Mr. Yutti Lamsam | Sibling of Mr. Banyong Lamsam who is the Chairman of Kbank | 0.01% |
| Mrs. Sujitpan Lamsam | Director of KBank | - |

In this regard, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company Limited ("**MTB**")'s book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

8.2 The purchase of MTFH's shares from the existing shareholders who are KBank's connected persons, in total of 5,703,800 shares, with the value per share calculated based on the specified calculation method (details of which are stipulated in clause 2.1 of this Information Memorandum). The details are as follows:

| Connected Persons and/or Persons who may have a Conflict of Interest | Number of shares sold | Purchase Price (Baht) | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|---|
| The estate administrator of Mr. Bancha Lamsam | 463,166 | 179,708,408 | M.R. Sam-aungvarn Lamsam, mother of CEO of KBank, is the estate administrator | - |
| Phatra Samphant Co., Ltd. | 1,232,515 | 478,215,820 | Mr. Banyong Lamsam, the Chairman of KBank, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO) of KBank, and | 0.23% |

| Connected Persons and/or Persons who may have a Conflict of Interest | Number of shares sold | Purchase Price (Baht) | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|---|
| | | | their relatives hold shares together more than 20% of the total issued shares of this company | |
| Nithi Thamrong Co., Ltd. | 38,922 | 15,101,736 | Mr. Banthoon Lamsam, the CEO of KBank, and his relatives hold shares together more than 30% of the total issued shares of this company | 0.03% |
| Prutthithada Co., Ltd. | 49,301 | 19,128,788 | Mr. Krisada Lamsam, EVP of KBank and his relatives hold shares together more than 30% of the total issued shares of this company | 0.02% |
| Ms. Chanatip Chutrakul | 18,163 | 7,047,244 | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Aran Ordinary Partnership | 350,992 | 136,184,896 | Relative of Ms. Sujitpan Lamsam, who is a director of KBank, is a partner of this Ordinary Partnership | 0.15% |
| Traisith, Group of Person | 351,826 | 136,508,488 | Relative of Ms. Sujitpan Lamsam, who is a director of KBank, is a partner of this Group of Person | 0.13% |
| Mr. Pairote Lamsam | 920,001 | 356,960,388 | Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP) of KBank | 0.09% |
| Mr. Banyong Lamsam | 622,744 | 241,624,672 | Chairman of KBank | 0.13% |
| Ms. Supanya Lamsam | 351,595 | 136,418,860 | Sibling of Ms. Sujitpan Lamsam who | 0.15% |

| Connected Persons and/or Persons who may have a Conflict of Interest | Number of shares sold | Purchase Price (Baht) | Relationship with KBank | Shareholding Proportion in KBank as of 11 September 2008 |
|---|---|---|---|---|
| | | | is a director of KBank | |
| Mr. Banthoon Lamsam | 56,825 | 22,048,100 | Director of KBank | - |
| M.R. Sam-aungvarn Lamsam | 154,908 | 60,104,304 | Mother of Mr. Banthoon Lamsam who is the CEO of KBank | 0.25% |
| Pol. Gen. Pow Sarasin | 15,569 | 6,040,772 | Director of KBank | 0.01% |
| Khunying Chatchani Chatikavanij | 45,408 | 17,618,304 | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Ms. Supawan Panyarachun | 56,825 | 22,048,100 | Sibling of Mr. Banthoon Lamsam who is the CEO of KBank | 0.09% |
| Ms. Chujit Sibunruang | 55,787 | 21,645,356 | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | - |
| Ms. Sumanthana Mokkavej | 367,426 | 142,561,288 | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.01% |
| Ms. Rujiraporn Wanglee | 350,992 | 136,184,896 | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.18% |
| Mr. Yutti Lamsam | 200,835 | 77,923,980 | Sibling of Mr. Banyong Lamsam, who is the Chairman of KBank | 0.01% |
| **Total direct and indirect connected persons** | **5,703,800** | **2,213,074,400** | | |

The price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company Limited ("**MTB**")'s book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH's shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately 3,612,160,285 Baht in total[7] which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

In this respect, the directors who have an interest are Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend the Board of Directors meeting on agenda relating to the acquisition of MTFH's additional ordinary shares and had no right to vote at such.

## 9. Opinion of the Board of Directors's

The Board of Directors meeting of KASIKORNBANK Public Company Limited ("**KBank**") No.2/2552 held on February 26, 2009 (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) has considered and resolved for an approval of investment expansion plan in Muang Thai Life Assurance Company Limited ("**MTL**"), by acquiring additional ordinary shares in Muang Thai Fortis Holding Company Limited ("**MTFH**"), which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to increase its shareholding in MTFH up to approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL. The Board of Directors resolved for the plan to acquire additional share in MTFH, and other connected agendas, to be proposed for an approval from the shareholders' meetings.

After taking into consideration KBank's strategic direction, the bank's study on benefits from life insurance business expansion, and MTFH's shareholders' interest in selling MTFH's share only, the Board of Directors considered the appropriateness in purchasing additional ordinary shares in MTFH. The purchase will be made by subscribing for new shares from MTFH, and acquisition of shares from the existing shareholders, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

<u>Share acquisition price</u> = Not more than 7,244 Million Baht (calculated from the value of MTL and MTI for the part in which MTFH holds shares in), plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction.

<u>Price per share</u> = share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares,

The price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company Limited ("**MTB**")'s book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction. In this regard, the valuation of MTFH' share price has been evaluated by actuarial methodology, which is the discounted cash flow method that estimates value of insurance company's current and future business, compared with other deals comparable from life insurance companies acquisition cases in the past 1-2 years in Thailand and Asian countries with similar industry landscape. The Board of Directors is of

[7] This calculation is based on the preliminary value of the abovementioned transaction of 7,244 Million Baht, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.

the opinion that, due to the fact that Thailand's life insurance policy purchase rate is still low compared to average purchase rate in other countries, and the financial market situation and supportive governmental policies, coupled with KGroup's strength, the acquisition of shares at the abovementioned price will bring a satisfactory return in a long run.

In this matter, the Board of Directors has adhere to the ultimate benefits of KBank and its shareholders to ensure that the studies of life insurance business expansion was done with extreme consideration and that the Board of Directors is confident that it has been protecting the bank's and its shareholders' interest with extreme care.

**10. Opinion of the Audit Committee**

– NONE –

In addition, the Audit Committee has held a meeting and composed a report on the opinion of the Audit Committee, appearing as an attachment to this Information Memorandum.

**11. Other Supporting Information**

**11.1 An acquisition of additional ordinary shares in MTFH will result in KBank having control over MTI under the Chain Principle condition.**

In the case that KBank acquires additional share in MTFH at the level of 51% of total issued share, KBank will be deemed to have direct and indirect (via MTFH shareholding) stake in MTI, in the total amount of approximately 31.2% of all issued shares with right to vote.

The acquisition of shares by KBank will, therefore, be deemed as an acquisition of controlling power over MTI, which is a listed company, under the "Chain Principle" condition, according to Notification of the Securities and Exchange Commission ("SEC") no. Kor Chor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers. Consequently, KBank will be required to make the Mandatory Tender Offer to purchase all of MTI's shares. However, KBank's only objective is to make investment in life insurance business, without having any policy to increase its investment in MTI, or any intention to control over or change the management of MTI. Therefore, KBank has requested for a waiver from SEC's Takeover Panel, and was granted a waiver from making the Mandatory Tender Offer to purchase all of MTI's shares. KBank has a direction to protect the rights of minority shareholders of MTI, after the acquisition of additional ordinary shares of MTFH, with details as follows:

(a) The transaction will be of greater benefit to MTI shareholders than to KBank deceasing its investment stake in MTI since KBank is an important distribution channel for MTI and as such can create synergy for MTI's future growth.

(b) KBank will refrain from exercising its direct and indirect voting rights in a portion that exceeds 24.99% of shares in MTI.

(c) KBank will not nominate its management as MTI executives.

(d) KBank will not nominate its representative as an MTI director in greater number than the right to nominate that KBank currently possesses. In addition, the KBank's representatives will not perform as either a managing or an authorized director of MTI.

(e) In the case that KBank and MTI enter into a connected transaction, the said transaction will be transparent and follow the practice of connected laws and regulations e.g. the disclosure of information and practice relating to connected transactions under the Securities and Exchange Act (B.E. 2551), the good governance practice of insurance companies, internal control of insurance companies, supervision of insurance companies, and public disclosure of information by insurance companies under the notifications of the OIC.

**11.2 Maintenance of MTFH's and MTI's shareholding structure that has a Stake of Persons who may have a Conflict of Interest in Excess of 10% of Total Voting Shares.**

If the acquisition of additional ordinary shares in MTFH is completed, MTFH will become a subsidiary of KBank, while MTI will become an affiliate company. However, the persons who may have a conflict of interest will continue to have a stake in MTFH and MTI in the total amount of 24.41% and 13.06% respectively.

**Details of persons who may have a conflict of interest with KBank and still hold shares in MTFH after the acquisition of MTFH's addition ordinary shares by KBank.**

| Persons who may have a Conflict of Interest | Relationship with KBank | Shareholding Proportion in MTFH |
|---|---|---|
| The estate administrator of Mr. Bancha Lamsam | M.R. Sam-aungvarn Lamsam, mother of CEO of KBank, is the estate administrator | 2.26% |
| Phatra Samphant Co., Ltd. | Mr. Banyong Lamsam, the Chairman of KBank, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO) of KBank, and their relatives hold shares together more than 20% of the total issued shares of this company | 6.01% |
| Nithi Thamrong Co., Ltd. | Mr. Banthoon Lamsam, the CEO of KBank, and his relatives hold shares together more than 30% of the total issued shares of this company | 0.19% |
| Prutthithada Co., Ltd. | Mr. Krisada Lamsam, EVP of KBank and his relatives hold shares together more than 30% of the total issued shares of this company | 0.24% |
| Ms. Chanatip Chutrakul | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | 0.09% |
| Mr. Pairote Lamsam | Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP) of KBank | 4.49% |
| Mr. Banyong Lamsam | Chairman of KBank | 3.04% |
| Ms. Supanya Lamsam | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 1.72% |
| Mr. Banthoon Lamsam | Director of KBank | 0.28% |
| M.R. Sam-aungvarn Lamsam | Mother of Mr. Banthoon Lamsam who is the CEO of KBank | 0.76% |
| Pol. Gen. Pow Sarasin | Director of KBank | 0.08% |

| Persons who may have a Conflict of Interest | Relationship with KBank | Shareholding Proportion in MTFH |
|---|---|---|
| Khunying Chatchani Chatikavanij | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | 0.22% |
| Ms. Supawan Panyarachun | Sibling of Mr. Banthoon Lamsam who is the CEO of KBank | 0.28% |
| Ms. Chujit Sibunruang | Sibling of Mr. Banyong Lamsam who is the Chairman of KBank | 0.27% |
| Ms. Sumanthana Mokkavej | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 1.79% |
| Ms. Rujiraporn Wanglee | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 1.71% |
| Mr. Yutti Lamsam | Sibling of Mr. Banyong Lamsam, who is the Chairman of KBank | 0.98% |
| **Total** | | **24.41%** |

Details of persons who may have a conflict of interest with KBank and still hold shares in MTI after the acquisition of MTFH's addition ordinary shares by KBank.

| Persons who may have a Conflict of Interest | Relationship with KBank | Shareholding Proportion in MTI |
|---|---|---|
| Mr. Pairote Lamsam | Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP) of KBank | 2.86% |
| Mr. Banyong Lamsam | Chairman of KBank | 2.32% |
| Phatra Samphant Co., Ltd. | Mr. Banyong Lamsam, the Chairman of KBank, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO) of KBank, and their relatives hold shares together more than 20% of the total issued shares of this company | 1.49% |
| Ms. Rujiraporn Wanglee | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 1.18% |
| Ms. Supanya Lamsam | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 1.17% |
| Ms. Supawan Panyarachun | Sibling of Mr. Banthoon Lamsam who is the CEO of KBank | 0.87% |
| Mr. Banthoon Lamsam | Director of KBank | 0.86% |
| Ms. Sumanthana Mokkavej | Sibling of Ms. Sujitpan Lamsam who is a director of KBank | 0.75% |

| Persons who may have a Conflict of Interest | Relationship with KBank | Shareholding Proportion in MTI |
|---|---|---|
| Mr. Yutti Lamsam | Sibling of Mr. Banyong Lamsam, who is the Chairman of KBank | 0.63% |
| Ms. Varangkana Lamsam | Sibling of Mr. Banthoon Lamsam who is the CEO of KBank | 2.53% |
| **Total** | | **13.06%** |

The shareholding structure that has a stake of persons who may have a conflict of interest in excess of 10% of the total issued shares in MTFH and MTI is not aligned with the shareholding structure specified under rules of the Capital Market Supervisory Board regarding the application for, and approval of, the offer for sale of newly issued shares, unless the company is able to prove that the shareholding structure is in the best interests of KBank. The Stock Exchange of Thailand also applies this rule in considering issues of conflict of interest between listed companies.

From the negotiations to acquire additional shares in MTFH, KBank cannot acquire all of MTFH's issued shares. The persons who may have a conflict of interest have insisted in maintaining part of their stake in both MTFH and MTI. However, the Board of Directors (only the directors with no interest in this transaction attended and voted in the meeting and the directors with an interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) considered that the shareholding structure will be in the Bank's best interest, given the following reasons:

(a) the acquisition of additional shares in MTFH will lead to KBank and its shareholders' best interest due to the fact that KBank already distributes the life insurance and non-life insurance products of MTL and MTI. KBank's increased stake in MTFH will increase economic benefit from the manufacturing of such profit;

(b) KBank' Life and Non-Life Insurance Distribution Agreements with MTL and MTI are of a general style with solid and transparent conditions specified;

(c) the shareholding of persons who may have a conflict of interest in MTFH and MTI existed prior to KBank's acquisition of the additional shares in MTFH. After the transaction, the aforementioned shareholders will notably decrease their stake in MTFH (from 38.55% to 24.41%); and

(d) the persons who may have a conflict of interest have long-term, and extensive knowledge and experience in the development and management of the life and non-life insurance businesses. They will undoubtedly contribute to the companies' long-term competitiveness and growth.

In addition, there will be a negotiation with persons who may have a conflict of interest of KBank in the group of MTL and MTI in regard to rules and conditions on prohibiting or limiting the operation of life insurance business, which is in competition with MTL's business.

### 11.3 Group A Persons

The details of the Group A Persons in this Information Memorandum are as follows:

**List of Group A Persons**

1. Estate of Mr. Bancha Lamsam
2. The Phatra Samphat Company Limited
3. Nitithumrong Company Limited
4. Pirakit Company Limited
5. Tawara Company Limited
6. Pipattanasin Company Limited
7. Pruedthithada Company Limited
8. Mrs. Chanatip Chutrakul
9. Aran Unregistered Partnership
10. Traisit Unregistered Partnership
11. Mr. Photipong Lamsam
12. Mr. Pairote Lamsam
13. Mr. Poomchai Lamsam
14. Mr. Dhongchai Lamsam
15. Mr. Banyong Lamsam
16. Ms. Supanya Lamsam
17. Mr. Banthoon Lamsam
18. M.R. Sam-Aung Varn Lamsam
19. Khunying Chamnonsri Ratnin
20. Mrs. Tweenuj Changtrakul
21. Mr. Taritpon Changtrakul
22. Mr. Kanop Changtrakul
23. Mrs. Thanimpong Wongvasu
24. Mr. Suebpong Chalit-aporn
25. Mrs. Wipa Ratanawarah
26. Ms. Wanna Chalit-aporn
27. Mrs. Warin Sakulthai
28. Mr. Jittapan Chalit-aporn
29. Mr. Chai Chalit-aporn
30. Khunying M.R. Narawadee Chaichanien

**List of Group A Persons**

31. Pol.Gen. Pow Sarasin
32. Mr. Boripan Noonpakdee
33. Khunying M.R. Chatchanee Chatikavanij
34. Mr. Vasant Chatikavanij
35. Mr. Vichaya Chatikavanij
36. Mr. Siripongs Kalayanrooj
37. Mrs. Supawan Panyarachun
38. Mrs. Chuchitr Sibunruang
39. Mr. Apiruk Chutrakul
40. Mr. Apichart Chutrakul
41. Mrs. Sumuntana Mokkhavesa
42. Mrs. Rujiraporn Wanglee
43. Mr. Supachai Wanglee
44. Mr. Suchart Wanglee
45. Mr. Suchin Wanglee
46. Mr. Surajit Wanglee
47. Mr. Suphot Wanglee
48. Mrs. Tawara Wanglee
49. Thongpoon Wanglee Foundation
50. Ms. Pimprapai Bisalputra
51. Mr. Danaitanit Phisanbut
52. Mr. Pitipong Phisanbut
53. Mr. Thamrongrat Phisanbut
54. Mr. Pujapong Phisanbut
55. Mr. Yutti Lamsam

**Attachment 3**

**Opinion of the Audit Committee Meeting in relation to the Acquisition of Additional Ordinary Shares in Muang Thai Fortis Holding Company Limited and the Engagement in the Connected Transactions of KASIKORNBANK Public Company Limited**

The Audit Committee meeting of KASIKORNBANK Public Company Limited ("**KBank**"), held on 25 February 2009 has considered the plan to expand the investment of KBank in Muang Thai Life Assurance Company Limited ("**MTL**"), by acquiring additional ordinary shares in Muang Thai Fortis Holding Company Limited ("**MTFH**"), which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to increase its shareholding in MTFH up to approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL.

The acquisition of additional ordinary shares in MTFH is considered as a connected transaction under section 89/12 of the Securities and Exchange Act B.E. 2535 together with its amendments thereto, the Notification of Capital Market Supervisory Board, and the Notification of the Securities and Exchange Commission, which are in relations the engagement in the connected transactions, and that the calculated value of the transaction, in accordance with such Notifications regarding the connected transaction, shall have a value or a size of a transaction exceeding 20 Million Baht or exceeding 3% of KBank's total net tangible assets, whichever is higher (calculated based on the preliminary value of the abovementioned transaction of 7,244 Million Baht, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares). With the value or the size of the said transaction, KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions. In order to obtain an approval of the shareholders meeting, the meeting must pass a resolution with at least three-fourths of the total votes of shareholders attending and having a right to vote, excluding shareholders who have a conflict of interest in the matter.

In this regard, KBank has appointed Kim Eng Securities (Thailand) Public Company Limited as an independent financial advisor, to provide the Audit Committee and/or KBank's shareholders with an independent opinion on the reasonableness, benefit and conditions of the connected transaction, in relation to the acquisition of additional ordinary shares in MTFH, and KBank's engagement in connected transactions.

The Audit Committee held a meeting on 25 February 2009 to consider the acquisition of additional ordinary shares in MTFH, and the independent financial advisor's opinion report, taking into consideration KBank's business strategic direction, KBank's study on the expansion of KBank's current business to life assurance business, the benefit KBank will obtain, and the terms and conditions from the negotiations with MTFH's existing shareholders, who was previously interested in selling MTFH shares only, in conjunction with the value of the transaction of not more than 7,244 Million Baht (calculated from the value of MTL and MTI for the part which MTFH holds shares in), plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction[1]. The valuation of MTFH is based mainly on MTFH's investments in MTL, Muang Thai Insurance Public Company Limited ("**MTI**"), and Muang Thai Broker Company Limited ("**MTB**"), including cash and other investments as per the company's structure at the closing date. The value of MTL is evaluated by actuarial approach, which is the discounted cash flow method that estimates value of MTL's current and future business. The valuation is then compared with standard financial ratio of life assurance

[1] The price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company Limited ("**MTB**")'s book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

companies, including Price per Earning (P/E) ratio, Price per Book Value (P/BV) ratio, and Price per Embedded Value (P/EV) ratio of life assurance companies in Thailand and foreign countries with similar industry landscape to MTL's. The value of MTI, which is a listed company on the SET, is evaluated based on various factors, including its market value and book value, compared with standard financial ratio of life assurance companies, including Price per Earning (P/E) ratio and Price per Book Value (P/BV) ratio. KBank evaluates the value of MTB based on its book value.

In this regard, the independent financial advisor has presented the advantages of the investment, which includes the potential growth of life assurance business, and the potential and suitability of MTL to KBank's business. There are also disadvantages, which includes the risk which arises from being objected by other shareholders in the future, the shareholding structure which comprises of shareholders who may have conflict of interest with KBank, which may result in the necessity to disclose information pertaining the connected transaction between KBank and such persons, the cross shareholding structure between KBank and MTL, the gap between transactions engagement period, and the impact on KBank's financial cost. In this connection, KBank has prepared measures to mitigate such risks through relevant contract negotiations. In addition, the financial advisor is of the view that the value of the transaction is fair and justifiable.

In this respect, the additional ordinary shares in MTFH will be acquired via the procedures where: (1) KBank will subscribe for, or acquire, the new ordinary shares issued through capital-increase by MTFH, based on the proportion of shareholding, as well as new ordinary shares left unsubscribed by the existing shareholders; and (2) KBank will acquire shares from the existing shareholders, whereby some of the existing shareholders are connected persons of KBank. After the said acquisition of MTFH's additional ordinary shares, persons with conflict of interest of KBank will hold shares in MTFH (which will become KBank's subsidiary), and Muang Thai Insurance Public Company Limited ("**MTI**") (which will become KBank's affiliated company), of more than 10%, whereby such persons will hold shares in MTFH and MTI at approximately 24.41% and 13.06%, respectively. In this respect, the Audit Committee has considered, and is of the opinion that such shareholding structure in MTFH and MTI will be in the best interest of KBank. In addition, prior to the abovementioned KBank's acquisition of additional ordinary shares in MTFH, adjustment will be made to MTFH's shareholding structure. MTFH is to sell all the shares it holds in Muang Thai Real Estate Public Company Limited, Phatra Leasing Public Company Limited and Muang Thai Group Service Company Limited, to another holding company, which will be newly incorporated.

The Audit Committee has considered, and is of the opinion, that the acquisition of additional ordinary shares in MTFH will result in the greatest benefit for KBank and its shareholders, and it is also based on a fair and justifiable transaction. The Audit Committee, therefore, approved that the acquisition of additional ordinary shares in MTFH, be further proposed to KBank's Board of Directors meeting and shareholders meeting, for their consideration and approval of the engagement in the connected transactions of KBank. In this connection, the shareholders may use the report of the independent financial advisor in making their decisions. The final decision shall mainly rest on the discretions of the shareholders.

Attachment 1

The Amendment of the Resolution of Annual General Meeting of Shareholders No. 93, held on 8 April 2005, Regarding the Issuance and Sale of Debentures of the Bank

| Item | Previous | New |
|---|---|---|
| Types | All types and forms of debentures (including but not limited to subordinated debentures, unsubordinated debentures, secured debentures, unsecured debentures and/or derivatives debentures) depending on market condition at such time the debentures are to be offered. | All types and forms of debentures (including, but not limited to, subordinated debentures, unsubordinated debentures, secured debentures, unsecured debentures, and/or derivative debentures) depending on market conditions at such time the debentures are to be issued and offered. |
| Amount and Currency | Principal amount of debentures, including debentures issued but not redeemed, at any time shall not exceed US$ 3 billion. Debentures may be issued in US currency, Thai currency or other currency in equivalent amount as applied by exchange rate prevailing at such time the debentures are issued and offered. | The principal amount of debentures at any time, including debentures issued but not yet redeemed, shall not exceed Baht 170,000 million. The debentures may be issued in Thai currency, US currency, or other currency in an equivalent amount, based on the exchange rate prevailing at such time the debentures are issued and offered. |
| Offer for Sale | The debentures shall be offered for sale to the public and/or on a private placement basis, and/or to institutional investors in Thailand and overseas according to notifications of SEC and/or Office of the SEC and/or other related rules and regulations in force at the time the debentures are offered. Debentures may be offered to investors in all types and also be offered in whole or in part, and/or as a program, and/or in revolving nature. The debentures may be issued and offered separately from, in combination of, or together with other securities. | The debentures shall be offered for sale to the public and/or on a private placement basis, and/or to institutional investors and/or high net-worth investors in Thailand and/or overseas, according to the notifications of the Securities and Exchange Commission and/or the Office of the Securities and Exchange Commission and/or the Capital Market Supervisory Board and/ or other relevant notifications, rules, and regulations in force at the time the debentures are issued and offered. The debentures may be offered to investors of any type and may be offered in whole or in part, and/or as a program, and/or on a revolving basis. The debentures may be issued and offered separately from, in combination with, or together with other securities. |

| Item | Previous | New |
|---|---|---|
| Interest Rate or Yield | Interest and yield shall depend on market condition at such time the debentures are issued and offered or under terms and conditions of the debentures issued at such time. This shall be subject to notifications of SEC or the Office of the SEC and/or other related notifications, rules and regulation in force at such time the debentures are issued and offered. | Interest or yield shall depend on market conditions at such time the debentures are issued and offered or shall be in accordance with the terms and conditions of the debentures issued at such time. It shall also be subject to the notifications of the Securities and Exchange Commission and/or the Office of the Securities and Exchange Commission **and/or the Capital Market Supervisory Board** and/or other relevant notifications, rules, and regulations in force at such time the debentures are issued and offered. |
| Redemption Period | Redemption period shall depend on market condition at such time the debentures are issued and offered or upon dissolution of the Bank. | The redemption period shall depend on market conditions at such time the debentures are issued and offered or upon the dissolution of the Bank. |
| Early Redemption | Debenture holders may or may not have the right to request the Bank to redeem any debentures issued prior to the redemption period. The Bank may or may not have the right to make early redemption. This shall be subject to terms and conditions of the debentures issued at such time. | Debenture holders may or may not have the right to request that the Bank redeem any issued debentures prior to the redemption period. The Bank may or may not have the right to make early redemption. This shall be subject to the terms and conditions of the debentures issued at such time. |
| Authority to Determine other Details | - The Board of Directors or a person or persons designated by the Board of Directors shall be entrusted with power and authority to determine the details in connection with debentures, among other things, types, names, interest rates, maturity, redemption period as well as details regarding an offer for sale including but not limited to price, method and period to offer and allot such debentures. | - The Board of Directors or a person or persons designated by the Board of Directors shall be entrusted with power and authority to determine the details in connection with the debentures, including, among other things, the types, names, interest rates, maturity, and redemption periods, as well as details regarding offers for sale, including, but not limited to, price, method, and period to offer and allot such debentures. |

| Item | Previous | New |
| --- | --- | --- |
| | - The Board of Directors, the Management Committee, Chief Executive Officer, President or other person or their designated person shall be empowered to do the following:<br>(1) To appoint financial advisors, and/or underwriter, and/or credit rating agencies to rate credit of issuer/and or security, and/or other person where such appointment is required under related rules and regulations and or in any event as they deem fit.<br>(2) To contact, negotiate, enter into, execute, and amend contracts and/or documents as well as to contact, furnish information, submit documentation to the Office of the Securities and Exchange Commission, the Bank of Thailand and/or other agency involved with issuance and offer of such debentures and to do any and all acts and things necessary or requisite as they deem fit. | - The Board of Directors, the Management Committee, Chief Executive Officer, President or other persons or their designated person(s) shall be empowered to do the following:<br>(1) appoint financial advisors, and/or underwriters, and/or credit rating agencies to rate the credit of issuers and/or security, and/or other persons, where such appointment is required under relevant rules and regulations and/or in any event as they deem fit; and<br>(2) contact, negotiate, enter into, execute, and amend contracts and/or documents, as well as to contact, furnish information, and submit documentation to the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board, the Bank of Thailand and/or any other agency involved with the issuance and offer of such debentures, and to do any and all acts and things necessary or requisite, as they deem fit. |


EXCELLENCE





# Management Discussion and Analysis (MD&A)

For the Year Ending December 31, 2008

ธนาคารกสิกรไทย
KASIKORNBANK



เครือธนาคารกสิกรไทย KASIKORNBANKGROUP

บริการทุกระดับประทับใจ Towards Service Excellence

## Executive Summary
## Management Discussion and Analysis
## For the Year Ending December 31, 2008*

In 2008, KASIKORNBANK continued to place significant emphasis on satisfying the needs of all customers at each stage of their lives by offering complete financial services with unsurpassed quality. Under this customer-centric approach, we have developed the "K Now" project, featuring complete knowledge in financial service deliveries that underlie our philosophy of "KASIKORNBANKGROUP: A People to Simplify your Life". We also aim to be the 'Best' in service within all of our six related financial services businesses under the "One-Brand-Six-Company" concept of KASIKORNBANKGROUP.

With regards to operating performance in 2008, the Bank's consolidated net income totaled Baht 15,333 million, increasing by Baht 328 million, or 2.19 percent, over 2007, due mainly to increases in net interest and dividend income, as well as non-interest income. Our higher net interest and dividend income was primarily the result of loan expansion, while increases in non-interest income were mainly attributed to growing fees, as well as gains on exchange and investments.

The Bank's consolidated assets, at year-end 2008, was Baht 1,303,554 million, increasing by Baht 309,036 million, or 31.07 percent, over year-end 2007, due largely to rapid loan growth. As of December 31, 2008, the Bank's consolidated loans equaled Baht 904,008 million, growing by Baht 141,503 million, or 18.56 percent, over year-end 2007. Our net and gross NPL ratios were 1.47 percent and 3.09 percent, respectively, down from 2.29 percent and 4.45 percent recorded at the end of 2007. Consolidated liabilities of the Bank, at the end of 2008, totaled Baht 1,189,892 million, increasing by Baht 295,370 million, or 33.02 percent, over the year, due mainly to higher deposits. Deposits, as of December 31, 2008, amounted to Baht 967,950 million, rising by Baht 184,128 million, or 23.49 percent, over the end of 2007. Total consolidated shareholders' equity equaled Baht 113,662 million, growing by Baht 13,667 million, or 13.67 percent, over the year, in tandem with the increase in net operating income for 2008. The capital adequacy ratio of the Bank was 15.05 percent, which is significantly higher than the minimum 8.50 percent required by the Bank of Thailand (BoT). Our Tier-1 and Tier-2 capital amounted to 9.84 and 5.21 percent, respectively.

With respect to our business operations in 2008, the Bank's core businesses continued to show positive performance. The high loan growth was seen as broad-based, led by SME business loans, followed by corporate and retail business loans, respectively. In addition, we earned higher fees from our risk management products. However, treasury operations during 2008 registered a decrease in total interest and dividend income, due mainly to falling interest rates, and a decrease in investments.

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* In the Annual Report, this information is shown in the "Management Report" section.

With regards to the operating performance of our related financial services K Companies, KFactoring and KLeasing saw major increases in their credit extension. Moreover, at KAsset, the growth of the assets under management (AUM) was significantly higher than the market average. Exceptional performance was also achieved by KSecurities. After only three years in operation, KSecurities was honored with the "Best Securities Company" award for 2008 by the Stock Exchange of Thailand (SET). The company's market share in the securities brokerage business, gauged by trading volumes, jumped to 26th place in 2008 from 30th place during 2007.

To achieve the highest operational efficiency within KASIKORNBANKGROUP, we have continued to develop all necessary support functions, but with particular emphasis on human resources and Information Technology (IT). Our risk management has also been enhanced in every dimension to dampen undesirable impacts from the ongoing global economic and financial crisis. The Bank's investment strategies actually reduced our foreign investment portfolio well before the outbreak of the crisis in mid-2007, and we did not have any exposure to sub-prime mortgage securities. To minimize losses from the event of default, our credit risk management processes have been streamlined. Stress testing has been adopted to estimate expected losses, and regular resulting reports have been presented to senior management for timely decision-making. In the area of operational risk, the Bank has continued to implement our plan for Business Continuity Management (BCM) throughout 2008 to mitigate and control the impact of incidents that could cause major disruptions to our business operations. Moreover, we have successfully implemented Basel II as our designated capital calculation method to cushion against credit and operational risks, as required by the BoT. As of December 31, 2008, we have begun to maintain regulatory capital in accordance with Basel II principles, and our capital adequacy ratio remains well in excess of the BoT minimum requirement. This confirms the Bank's solid financial strength, thus increasing market confidence in the sufficiency of our capital against present and future changes in the economic environment and BoT regulations.

Due to our resolute intent toward extensive business development and our awareness of good corporate governance, KASIKORNBANK, in 2008, was awarded with many marks of recognition from both domestic and foreign institutions.

## Content

# 1. Overview

## 1.1 Overview of Economy, Banking Industry and Regulatory Changes

### ❑ Thailand's Economy in 2008 and Outlook for 2009

Thailand's economy grew 2.6 percent year-on-year in 2008, down from the 4.9 percent increase of 2007. This slower growth was due to weaker domestic spending and a drop in income from tourism as a result of heightened domestic political uncertainty, as well as falling trade and current account balances due to the severe global economic slowdown.

In 2009, we expect that the Thai economy will grow just 0.2 percent over 2008, or even post a contraction of 1.5 percent in our worse case scenario, with a close watch over the global economic developments, especially in the U.S. Meanwhile, domestic inflation is expected to edge downward to a range of -1.0 to 1.0 percent, from the 5.5 percent of 2008, due mainly to an over-year drop in oil prices.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

| | 2009 | 2008 |
|---|---|---|
| Private Consumption | -0.2 to 0.3 | 2.5 |
| Investment | -5.5 to -4.0 | 1.1 |
| Government Consumption | 6.8-8.5 | 0.4 |
| Exports | -16.0 to -10.0 | 16.8 |
| Imports | -17.0 to -11.5 | 26.4 |
| Trade Balance (USD billions) | 2.0-2.8 | 0.2 |
| Current Account (USD billions) | 1.4-3.0 | -0.2 |
| Headline CPI Inflation | -1.0 to 1.0 | 5.5 |
| Gross Domestic Product (GDP) | -1.5 to 0.2 | 2.6 |

Source: KASIKORN RESEARCH CENTER CO., LTD., and the Office of the National Economic and Social Development Board (NESDB)

Amid rising deflationary risk and near-term threats from the economic slowdown, the Bank of Thailand (BoT) will likely continue with their aggressive monetary policy easing, especially during the first half of 2009 when inflation will probably hit its lowest level. In these times of rising economic uncertainty, commercial banks will likely adopt a more cautious tone in their loan extension. At the same time, they will probably seek to maintain sufficient liquidity to ensure smooth operations over the remainder of the year.

- Banking Industry and Competition

In 2008, Thai commercial banking net income increased considerably over 2007, due to higher net interest and non-interest incomes, as well as significant decreases in allowances for doubtful accounts and losses on debt restructuring, as Thai commercial banks had completed setting aside provisioning under the IAS 39 international accounting standards, in accordance with the BoT requirement in 2007. Higher net interest income was due in part to higher loan growth than deposits. Loan growth accelerated significantly in the first half of 2008, but began to slow noticeably late in the year, as a result of negative factors that include domestic political tensions and the U.S. sub-prime crisis that has sent a widespread impact global wide. As of the end of 2008, net loans of the 14 Thai commercial banks grew 12.81 percent over the end of 2007, compared to 9.86 percent growth in deposits.

The ratio of net NPLs to total loans at the end of 2008 stood at 3.22 percent, down from 4.30 percent at the end of 2007. This was in line with the decrease in the ratio of gross NPLs to total loans at 5.65 percent, down from 7.86 percent at the end of 2007. These improvements reflected Thai banks' efforts to maintain desirable asset quality, though net NPLs rose during the year amid the economic downturn. Meanwhile, their aggregate capital adequacy ratio (CAR) dropped slightly in the final quarter of 2008, due primarily to the implementation of the Basel II Capital Accord where commercial banks are required to set aside more capital against operational risk, in addition to that for credit and market risks. Nonetheless, the aggregate CAR was still higher than the BoT's regulatory minimum requirement, and remains sufficient to accommodate future business expansions. At the same time, new regulatory standards help garner greater confidence toward Thai banking stability.

In 2009, the Thai banking operations will likely continue to face risks, especially from the global and Thai economic slowdown. Therefore, Thai commercial banks may become more cautious in their business operations, particularly by giving priority to the quality rather than the volume of lending, as well as avoiding price competition both in deposit and loan products, in order to sustain profitability. Meanwhile, emphasis will likely be placed on non-interest income, especially fee-based income.

- Regulatory Changes[1]

Major regulatory changes pertaining to the Bank's business operations in 2008 are summarized in the following:

- Financial Institutions Business Act B.E.2551

Announced in the Government Gazette on February 5, 2008, this Act has been in force officially since August 3, 2008. It increases supervisory authority of the Bank of Thailand (BoT) over commercial banks, as well as finance and credit foncier companies in a unified direction. The new law prescribes more extensive requirements pertaining to the shareholding structure, directors, managers or other authorized persons, supervision and audit, corrective actions of financial standing or operation of financial institutions, and punishments.

The new law helps provide a level playing field for business undertakings among financial institutions, leading to equality and transparency in supervision under an improved standard in accordance with the changing business surroundings, and thus paving the ways for greater efficiency in the authorities' supervision of financial institutions. As for KASIKORNBANK, we found no significant impact from the enactment of the Financial Institutions Business Act on our core business undertakings, which have already been complied fully with all of the BoT regulations.

- Deposit Protection Agency Act B.E.2551

Announced in the Government Gazette on February 13, 2008, this Act has been in force officially since August 11, 2008. The current deposit guarantee, under a resolution of the Cabinet, has provided full protection for depositors, but at the expense of the government's fiscal health and without an appropriate mechanism for dealing with ailing financial institutions. As a result, a new, limited protection scheme has been introduced to lessen the government's fiscal burdens as aforesaid.

Enactment of this law has not had any significant impact on the Bank, as in the first year after the effective date, the Deposit Protection Agency still provides full deposit protection per the outstanding balance as shown in each account. However, as some depositors might change their savings preferences toward investment products, we have therefore offered a wide range of savings and investment products of the Bank and K Companies to meet the needs of these customers. Despite the gradual reductions in deposit protection by the Deposit Protection Agency in the future, depositors' trust in the Bank will likely remain intact in light of our solid financial standing and positive image.

---

[1] Details on other important regulatory changes during 2008 can be found in the MD&A Report for the period ending March 31, June 30, and September 30, 2008.

- Additional Deduction on Personal Income Tax for Investments into Retirement Mutual Funds (RMF) and Long Term Equity Funds (LTF)

The Ministry of Finance recently enforced Ministerial Regulation No. 267 (B.E 2551), dated November 21, 2008, by virtue of the Revenue Code, regarding additional exemption of personal income tax for investments into Retirement Mutual Funds (RMFs) and Long Term Equity Funds (LTFs) raising to a maximum of Baht 700,000, from Baht 500,000 previously:

1) Subscribers to RMF units between October 1, 2008, and December 31, 2008, are eligible for a deduction of 15 percent from their taxable income for the year. These RMF investments, including those in a provident fund or the Government Pension Fund, must not exceed Baht 700,000.
2) Subscribers to LTF units between October 1, 2008, and December 31, 2008, are eligible for a deduction of 15 percent from their taxable income for the year, or a maximum of Baht 700,000.

The above regulation came into effect on December 16, 2008, for the 2008 tax year only. In the following year, RMF and LTF subscribers will remain eligible for the previous income tax deduction not exceeding Baht 500,000.

This measure likely helps revive investment in the Thai stock market that has been significantly affected by the U.S. economic crisis. Along with this, KASIKORN ASSET MANAGEMENT CO., LTD., a subsidiary of KASIKORNBANKGROUP, has also received some benefits from its enactment through higher assets under management (AUM).

- Changes in Accounting Standards Relating to KASIKORNBANK's Operations

The Federation of Accounting Profession (FAP) has developed Thai Accounting Standards (TASs) to meet International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs). In 2007, the FAP revised some accounting standards, issued some new ones, and put them in use for financial statements beginning on or after January 1, 2008. Accordingly, the Bank and our subsidiaries have prepared financial reports meeting the new accounting standards, where we found no significant change to our financial statements and business operations. These new accounting standards include:

- Thai Accounting Standard No. 43 (Revised 2007) Regarding Business Combinations
- Thai Accounting Standard No. 25 (Revised 2007) Regarding Cash Flow Statements
- Thai Accounting Standard No. 29 (Revised 2007) Regarding Leases
- Thai Accounting Standard No. 35 (Revised 2007) Regarding Financial Statement Presentation

- Thai Accounting Standard No. 39 (Revised 2007) Regarding Accounting Policy, Changes in Accounting Estimates and Errors
- Thai Accounting Standard No. 41 (Revised 2007) Regarding Interim Financial Statements
- Thai Accounting Standard No. 51 Regarding Intangible Assets

## 1.2 Direction of Business Operations

### ❑ KASIKORNBANK in 2008 and Outlook for 2009

In 2008, KASIKORNBANK (KBank) continued to place significant emphasis on satisfying the needs of all customers at each stage of their lives by offering complete financial services with unsurpassed quality under a customer-centric approach. The Bank, in this regard, surveyed the customer needs and provides our expertise covering seven customer segments, including Multi-Corporate Business, Large Corporate Business, Medium Business, Small and Micro Business, Signature, Middle Income, as well as Mass customers. The survey focused primarily on the customers' satisfaction in financial service requirements, including their needs for other services, which have been developed as the "K Now" project, featuring complete knowledge in financial service deliveries that underlie our philosophy – "KASIKORNBANKGROUP: A People to Simplify your Life". It is the philosophy for unsurpassed service quality, covering a wide range of knowledge and information, as well as advisory services for every lifestyle and business venture. In addition to these complete knowledge-based services, we also support the development of community networks. KASIKORNBANKGROUP (KGroup) will serve as a firm foundation for coordinating and gathering entrepreneurs in the same or related business lines to strengthen sustainable business communities. This is achieved through concerted efforts of KGroup staff, in addition to strong IT capabilities with an aim of providing excellent service deliveries for both individual and business customers.

As for corporate customer services, in 2008, the Bank aims at providing complete financial service solutions, following our "Boundless Business" concept. SME business customers remained a primary focus for KGroup, through the offer of complete service deliveries under the K SME Care project, which covers capital supports, advisory services, as well as provision of information and knowledge necessary for decision-making in business undertakings. The project stemmed from the Bank's resolute intention to maximize our available resources for SME business development for their strengthened competitiveness, enhanced efficiency, and sustainable business expansion. Recently, the Bank has emphasized product differentiations, including the development of innovative features of products and services, which would satisfy the needs of customers responsively and effectively, and sustain their business viability. These products were, for instance, the K-SME Extend and K-Max products.

In addition to the aforementioned corporate and SME product and services, the Bank realizes that there is large business potential in China. After receiving a license for credit extension to Chinese entrepreneurs, the Bank has inaugurated the first full-branch operation in Shen Zhen, the twin economic center of Hong Kong, which has been demarcated as a special economic zone for the Mainland.

As for individual customers, last year, the Bank fully integrated financial services to simplify financial needs for individual customers, under our "Leisurely Life" concept. This was achieved through the launch of information-oriented and IT-based services which assist financial planning in every stage of customers' lives. By early 2008, KASIKORNBANK, in cooperation with our business partner, Total Access Communication PCL. (DTAC), launched the new ATM SIM service. In addition, the Bank extended our branch service hours (KBank Extra Hour), from 8.30-15.30 Hrs. during Monday - Friday, to 8.30-16.30 Hrs. Monday-Thursday, and 8.30-18.00 Hrs. on Friday.

With an aim of providing comprehensive financial services, KASIKORNBANKGROUP — comprising KASIKORNBANK, KASIKORN FACTORING CO., LTD. (KFactoring), KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset), KASIKORN RESEARCH CENTER CO., LTD. (KResearch), KASIKORN SECURITIES PCL. (KSecurities) and KASIKORN LEASING CO., LTD. (KLeasing) — has acted as a unified force to meet all financial needs of customers, with consistently reliable service quality in every channel and at all time, through the synergy of our strategic positions. The direction of our business operations can be summarized, as below:

- KFactoring offers factoring, commercial hire-purchase and leasing services. The company has enjoyed good financial health and has continuously led the market, while taking part in the development of K-Supply Chain Solutions, offered by KBank. In 2008, KFactoring has consistently emphasized the provision of factoring services, which have been included in K-Supply Chain Solutions as a complete package of products and services for every segment of our business customers.
- KAsset, as a leading asset management company, has offered management services for mutual, private and provident funds, with an aim of remaining in the top quartile of performance in fund management, in addition to continually developing their service procedures for the highest customer satisfaction.
- KResearch has continuously developed their research work in response to the information needs of customers in all segments. In 2008, KResearch synergized their research mission with KGroup business units and refined their research products to meeting the needs of all target customers.
- KSecurities provides brokerage and investment banking services. Despite having only launched their business in 2005, the company has shown continuing progress in their business undertaking as a securities broker. In their investment banking service, they have emphasized

comprehensive financial service deliveries, under cooperation with the investment banking service function of KBank. Meanwhile, KSecurities also aims at upgrading their research quality to attract institutional investors, together with enhancing synergy with KGroup business units to strengthen their investment banking service.

- KLeasing offers auto-leasing service, hire-purchase, dealer floorplan financing, and refinancing service. Despite having only launched in 2005, the company has shown continuous improvement in their performance during the last two years, recording remarkable growth in credit extension of more than 100 percent, which reflects the success of their policy direction towards high-quality credit extension, as well as the successful promotion of their brand awareness in the hire-purchase and leasing markets. In addition to providing leasing products and services, the company has aimed to strengthen both business and operational efficiency through strategic synergy with KGroup business units for the highest customer satisfaction.

In 2009, the Bank will aim at fulfilling the customers' financial needs under the "One-Brand-Six-Company" concept of KASIKORNBANKGROUP. The 'Best' service deliveries will be assured within all of our six related financial services businesses, with convenient and comprehensive services in four domains, including Operation & Transaction, Saving & Investment, Funding & Borrowing and Protection & Information. KGroup will look forward to becoming a "Solution Bank", with knowledge and capability to identify and offer the best possible solutions and comprehensive financial products for customers. All of these efforts are based on the right understanding of customers' needs via analyses and planning with the aim to meet financial requirements of customers in all seven segments.

In addition, the Bank has continued to develop all necessary support functions, particularly human resources and IT facilities. We have also prepared for changes in the economic surroundings, by realigning the annual loan growth target in line with the country's economic growth projection. Satisfactory expansion in fee-based income will also be given higher priority. Risk management guidelines have been adjusted in accordance with changes in the business environment. Of note is a prudent improvement in our credit policy in line with the current economic situation, particularly by setting target industries for credit extension and tightening credit underwriting criteria. The Bank will continue developing a stress-test process and define early-warning indicators in order to ensure timely review of credit quality. A special team will be set up to oversee customers likely to encounter liquidity risk, while we also aim to improve our debt collection efficiency. Regarding transactions with foreign counterparties, the Bank has developed a counterparty risk rating system, which helps control financial transactions with our counterparties in accordance with their ratings. It should be noted that the Bank did not have any investments in Collateralized Debt Obligations (CDOs) and other instruments related to sub-prime loans.

## Corporate Governance

KASIKORNBANK believes that good corporate governance is a key factor to sustain our business undertaking and to enable the Bank to attain our ultimate goals for the maximum benefits of shareholders. It will lead to not only sound and transparent management, under a clear standard, to enhance the Bank's market competitiveness, but also greater confidence among shareholders, both local and foreign shareholders, and all involved parties. The Bank has, therefore, continued to place significant emphasis on corporate governance. Some key actions in 2008 included:

- Review of the Charters of the Board of Directors and Board Committees, Statement of Corporate Governance Principles, as well as the Statement of Business Conduct and Code of Conduct, together with revision and development of the Code of Conduct Pocketbook for all employees in 2008.
- Grant of right for shareholders to propose some issues beneficial to the Bank's business undertaking for inclusion in the Annual General Meeting Agenda, according to the criteria as specified by the Bank.
- Grant of right for shareholders to propose qualified candidates according to the Bank's regulations for election as directors at the Annual General Meeting, under the criteria as specified by the Bank.
- Assignment of an independent law company to oversee transparency in the Annual General Meeting arrangement, in accordance with the Statement of Corporate Governance Principles.
- Preparation of video presentation on Corporate Governance (CG) and Corporate Social Responsibility (CSR) activities of KGroup for visitors and other interested persons.

Resolutely intent on continuing to promote corporate governance, in 2008, KASIKORNBANK was awarded with many marks of recognition for outstanding corporate governance. Of notes included:

- "Corporate Governance Asia Recognition Awards 2008", by *Corporate Governance Asia* magazine, Hong Kong, for the fourth consecutive year.
- "Top Corporate Governance Report" and "IR Excellence" awards from SET Awards 2008, jointly organized between the Stock Exchange of Thailand (SET) and *Money & Banking* magazine.

- In the latest quality assessment results of the Annual General Meetings of Shareholders of listed companies in 2008, undertaken by the Office of the Securities and Exchange Commission (SEC) in conjunction with the Thai Investors' Association and Listed Companies' Association, KASIKORNBANK won an "Excellent" score in the rating, being honored as having exemplary Annual General Meeting arrangement, for the program's third year running.
- In the recent rating results for Corporate Governance Reports of Thai Listed Companies (CGR), organized by the Thai Institute of Directors (IOD), the Bank's score was at an "Excellent" level, receiving five stars from the National Corporate Governance Committee.
- "Overall Best Company in Thailand for Corporate Governance" award, as well as "Best of Disclosure and Transparency" and "Best for Shareholders' Rights and Equitable Treatment" awards, as a result of the Corporate Governance Poll 2008 conducted by *Asiamoney* magazine.

# 2. Operating Performance and Financial Position Analysis

## 2.1 Operating Performance

Operating Performance for 2008

(Units: Million Baht)

| | 2008 | 2007 | Change | |
|---|---|---|---|---|
| | | | Million Baht | Percent |
| Income from interest and dividends | 60,130 | 55,516 | 4,614 | 8.31 |
| Interest expense | 17,694 | 18,085 | (391) | (2.16) |
| Net income from interest and dividends | 42,436 | 37,431 | 5,005 | 13.37 |
| Bad debts and doubtful accounts (reversal) | 4,592 | 4,290 | 302 | 7.04 |
| Loss on debt restructuring | 3,242 | 1,597 | 1,645 | 103.01 |
| Non-interest income | 22,646 | 18,897 | 3,749 | 19.84 |
| Non-interest expense | 35,071 | 29,029 | 6,042 | 20.81 |
| Income tax expense | 6,844 | 6,407 | 437 | 6.82 |
| Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense) | 30,011 | 27,299 | 2,712 | 9.94 |
| Net Income | 15,333 | 15,005 | 328 | 2.19 |

The Bank's 2008 consolidated net income totaled Baht 15,333 million, increasing by Baht 328 million, or 2.19 percent, as a result of our greater earnings ability, in tandem with increases in net interest and dividend income, as well as non-interest income. Net interest and dividend income for 2008 equaled Baht 42,436 million, rising by Baht 5,005 million, or 13.37 percent, over 2007, due mainly to Baht 141,503 million loan expansion, equivalent to an increase of 18.56 percent. In addition, non-interest income amounted to Baht 22,646 million, increasing by Baht 3,749 million, or 19.84 percent, owing mainly to the Baht 3,628 million increase in fees, equivalent to 27.18 percent growth over 2007, as well as gains on exchange and investments. This resulted in the higher ratio of non-interest income to total income, reaching 27.36 percent in 2008. Meanwhile, our consolidated net interest margins for 2008 dropped to 3.97 percent, lower than the 4.13 percent for 2007.

However, our non-interest expense rose by Baht 6,042 million, or 20.81 percent, over 2007, owing mainly to higher personnel and other expenses, particularly promotional and public relations expenditures, as well as expenses related to the Bank's strategic projects. Moreover, our income tax expense increased by Baht 437 million, or 6.82 percent, over 2007. The Bank's consolidated operating profits (before adjustment for bad debts and doubtful accounts, as well as for income tax expense) increased by Baht 2,712 million over 2007, equivalent to 9.94 percent growth over the year.

The Bank's consolidated income consists of two main components - interest and dividend income and non-interest income. For 2008, shares of interest and dividend income to total income, and non-interest income to total income, equaled 72.64 percent and 27.36 percent, respectively, compared to 74.61 percent and 25.39 percent for 2007, as follows:

Income Structure

(Units: Million Baht)

| | 2008 | Percent Share | 2007 | Percent Share |
|---|---|---|---|---|
| Interest and Dividend Income | | | | |
| 1. Loans | 52,050 | 62.88 | 45,842 | 61.61 |
| 1.1 Loans | 29,624 | 35.79 | 19,232 | 25.84 |
| 1.2 Overdrafts | 11,555 | 13.96 | 12,222 | 16.43 |
| 1.3 Bills | 10,871 | 13.13 | 14,388 | 19.34 |
| 2. Interbank and money market items | 2,101 | 2.54 | 3,841 | 5.16 |
| 2.1 Deposits | 303 | 0.37 | 3,445 | 4.63 |
| 2.2 Loans | 1,786 | 2.16 | 317 | 0.43 |
| 2.3 Securities purchased under resale agreements | 12 | 0.01 | 79 | 0.10 |
| 3. Hire purchase and financial leases | 1,864 | 2.25 | 1,183 | 1.59 |
| 4. Investments | 4,115 | 4.97 | 4,650 | 6.25 |
| Total Interest and Dividend Income | 60,130 | 72.64 | 55,516 | 74.61 |
| Non-Interest Income | | | | |
| 1. Fee and service income | | | | |
| 1.1 Acceptances, avals, and guarantees | 1,209 | 1.46 | 1,009 | 1.36 |
| 1.2 Others | 15,761 | 19.04 | 12,334 | 16.57 |
| 2. Gains on exchange | 3,279 | 3.96 | 2,717 | 3.65 |
| 3. Other income | 2,397 | 2.90 | 2,837 | 3.81 |
| Total Non-Interest Income | 22,646 | 27.36 | 18,897 | 25.39 |
| Total Income | 82,776 | 100.00 | 74,413 | 100.00 |

## ❑ Net Income from Interest and Dividends

The Bank's 2008 consolidated net interest and dividend income was Baht 42,436 million, increasing by Baht 5,005 million, or 13.37 percent, over 2007.

Net Income from Interest and Dividends

(Units: Million Baht)

| | 2008 | 2007 | Change | |
|---|---|---|---|---|
| | | | Million Baht | Percent |
| Income from interest and dividends | 60,130 | 55,516 | 4,614 | 8.31 |
| • Loans | 52,050 | 45,842 | 6,208 | 13.54 |
| • Interbank and money market items | 2,101 | 3,841 | (1,740) | (45.30) |
| • Hire purchase and financial leases | 1,864 | 1,183 | 681 | 57.57 |
| • Investments | 4,115 | 4,650 | (535) | (11.51) |
| Interest expense | 17,694 | 18,085 | (391) | (2.16) |
| Net interest and dividend income | 42,436 | 37,431 | 5,005 | 13.37 |
| % Net interest margin (NIM) | 3.97 | 4.13 | (0.16) | |

The Bank's consolidated interest and dividend income for 2008 totaled Baht 60,130 million, rising by Baht 4,614 million, or 8.31 percent, over 2007. This was mainly attributable to a Baht 6,208 million increase in net income from loans, equivalent to 13.54 percent growth, due to loan growth of 18.56 percent when compared to the previous year. Interest income from our hire purchase and financial lease businesses also rose by Baht 681 million. In the meantime, interest expense fell by Baht 391 million from 2007 as a consequence of a decrease in benchmark interest rates, despite higher deposits placed with the Bank.

Due to an over-year decline in returns on loans, as well as interbank and money market items, our net interest margins for 2008 equaled 3.97 percent, dropping by 0.16 percent from 2007.

## □ Non-interest Income

The Bank's consolidated non-interest income for 2008 amounted to Baht 22,646 million, up by Baht 3,749 million, or 19.84 percent, over 2007. This was mainly the result of increased fees and service income by Baht 3,628 million or 27.18 percent, driven by growing fees from our card-accepting, lending and bancassurance businesses. Also, gains on exchange and on investments were up by Baht 562 million and Baht 395 million, respectively, over 2007.

## □ Non-interest Expense

The Bank's consolidated non-interest expense for 2008 was Baht 35,071 million, rising by Baht 6,042 million, or 20.81 percent, over 2007. This was mainly attributable to higher expenses for personnel and other expenses — including promotional and public relations expenditures, as well as expenses related to the Bank's strategic projects.

## Provisions for Doubtful Accounts and Losses on Debt Restructuring

Due to loan expansion and the changing economic environment, the Bank and subsidiaries, during 2008, set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 4,592 million and Baht 3,242 million, respectively, showing respective increases of Baht 302 million and Baht 1,645 million, compared to 2007.

# 2.2 Financial Position Analysis



Units: Million Baht
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2%
7%
7%
10%
74%
3%
6%
88%
3%
2%
8%
15%
8%
67%
5%
12%
81%
2%
Dec. 31, 2007
Dec. 31, 2008
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities


## Assets

As of December 31, 2008, the Bank's consolidated assets totaled Baht 1,303,554 million, increasing by Baht 309,036 million, or 31.07 percent, over the Baht 994,518 million at the end of 2007. The increase in our consolidated assets was attributed mainly to rapid loan growth. As of December 31, 2008, the Bank's consolidated loans equaled Baht 904,008 million, growing by Baht 141,503 million, or 18.56 percent, over the Baht 762,505 million reported at the end of 2007, particularly in SME Business loans.

Our net non-performing loans (Net NPLs) ratio to total loans, at the end of 2008, equaled 1.47 percent, down from 2.29 percent at the end of 2007. Similarly, the gross NPL ratio to total loans had dropped to 3.09 percent at the end of 2008, from 4.45 percent at the end of 2007.

Financial Ratios

(Units: Percent)

| Financial Ratios | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Net NPLs to Total Loans | 1.47 | 2.29 |
| Gross NPLs to Total Loans | 3.09 | 4.45 |

Consolidated assets that had changed significantly from the previous year were:

- Interbank and money market items (on the asset side), at the end of 2008, amounted to Baht 198,734 million, increasing by Baht 140,010 million, or 238.42 percent, over the end of 2007.
- Net investments, at the end of 2008, equaled Baht 102,945 million, rising by Baht 7,419 million, or 7.77 percent, over the end of 2007.

Gains in interbank and money market items (on the asset side), as well as net investments, were the result of higher liquidity at the Bank, which was mainly caused by inflows of deposits and short-term borrowings. The Bank, therefore, managed our increased liquidity through investment allocations into the repurchase market and high-yield government bonds.

Investments



Units: Million Baht
120,000
90,000
60,000
30,000
0
4,193
18,623
3,216
69,494
3,888
3,456
3,703
91,898
Dec. 31, 2007
Dec. 31, 2008
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities


## Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, at the end of 2008, totaled Baht 1,189,892 million, increasing by Baht 295,370 million, or 33.02 percent, over the Baht 894,523 million at the end of 2007. Consolidated liabilities that had changed significantly from the previous year were:

- Deposits, as of December 31, 2008, amounted to Baht 967,950 million, rising by Baht 184,128 million, or 23.49 percent, over the end of 2007. This was mainly attributable to an increase in fixed-term deposits following the Bank's offering of various deposit products.

- Borrowing, at the end of 2008, was Baht 138,159 million, increasing by Baht 80,059 million, or 137.80 percent, over the end of 2007. This was due mainly to an increase in short-term borrowing, in the wake of our bill of exchange (B/E) issuances to provide more alternatives in investments for the public and the Bank's depositors.

As of December 31, 2008, total consolidated shareholders' equity equaled Baht 113,662 million, growing by Baht 13,667 million, or 13.67 percent, over the Baht 99,995 million at the end of 2007. This increase in our equity was due to higher net operating income for 2008 and the Baht 1,639 million increase in revaluation surplus on investments, which were larger than the Baht 4,787 million interim dividend pay-outs to our shareholders.

## Relationship Between Sources and Uses of Funds

At the end of 2008, the funding structure as shown in the Consolidated Financial Statement comprised Baht 1,189,892 million in liabilities and Baht 113,662 million in shareholders' equity, resulting in a debt-to-equity ratio of 10.47. The major source of funds on the liabilities side was deposits, which equaled Baht 967,950 million, or 74.25 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.45 percent and 10.60 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of 2008, loans amounted to Baht 904,008 million, resulting in a loan-to-deposit ratio of 93.39 percent. As for the remaining liquidity, the Bank invested it in various selections of liquid assets, such as interbank and money market items, and investments in securities.

The major sources and uses of funds, as of the end of 2008, are categorized by contractual maturity periods shown in the following table:

The Bank and Subsidiaries' Major Sources and Uses of Funds

(Units: Million Baht)

| Period | Deposits | | | | Loans | | | |
|---|---|---|---|---|---|---|---|---|
| | Dec. 31, 2008 | Percent | Dec. 31, 2007 | Percent | Dec. 31, 2008 | Percent | Dec. 31, 2007 | Percent |
| ≤1 Year | 952,270 | 98.38 | 781,963 | 99.76 | 538,450 | 59.56 | 451,876 | 59.26 |
| > 1 Year to 5 Years | 15,680 | 1.62 | 1,859 | 0.24 | 181,847 | 20.12 | 157,722 | 20.69 |
| > 5 Year | - | - | - | - | 183,711 | 20.32 | 152,907 | 20.05 |
| Total | 697,950 | 100.00 | 783,822 | 100.00 | 904,008 | 100.00 | 762,505 | 100.00 |

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of 2008 totaled Baht 952,270 million, increasing by Baht 170,307 million, or 21.78 percent, over the Baht 781,963 million at the end of 2007. Deposits with remaining maturities of over 1 year at the end of 2008 were Baht 15,680 million, increasing by Baht 13,821 million, or 743.46 percent, over the Baht 1,859 million at the end of 2007.

At the end of 2008, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 538,450 million, rising by Baht 86,574 million, or 19.16 percent, over the Baht 451,876 million at the end of 2007. Loans with remaining maturities of over 1 year up to 5 years amounted to Baht 181,847 million, increasing by Baht 24,125 million, or 15.30 percent, over the Baht 157,722 million at the end of 2007. In addition, loans with remaining maturities of over 5 years equaled Baht 183,711 million, increasing by Baht 30,804 million, or 20.15 percent, over the Baht 152,907 million at the end of 2007.

From the above table, it can be seen that, as of December 31, 2008, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed upon maturity, it is considered likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funding for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank has issued Short-Term Debenture Projects 2/2005, 1/2006 and 2/2006, with a total value of Baht 27,110 million at the end of 2008. Moreover, "K-B/E Investment" products have been offered to both retail and corporate customers, after the BoT granted permission for commercial banks to offer bills of exchange to borrow money from the private sector, effective August 2006. As of December 31, 2008, our B/E outstanding totaled Baht 69,607 million.

## 2.3 Capital Requirements and Credit Ratings

- **Capital Funds**

As of December 31, 2008, the Bank had capital funds of Baht 143,076 million, comprising Tier-1 capital totaling Baht 93,564 million, and Tier-2 capital totaling Baht 49,512 million. The capital adequacy ratio of the Bank equaled 15.05 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

## Capital Adequacy Ratio*

(Units: Percent)

| Capital Funds** | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 9.84 | 10.76 | 10.33 | 10.35 | 10.74 |
| Tier-2 Capital | 5.21 | 3.68 | 4.01 | 3.72 | 3.87 |
| Total Capital Requirements | 15.05 | 14.44 | 14.34 | 14.07 | 14.62 |

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank.

## Capital Adequacy Ratio
## (Including the net profit of each accounting period)

(Units: Percent)

| Capital Funds | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 10.53 | 11.20 | 11.34 | 11.77 | 11.67 |
| Tier-2 Capital | 5.21 | 3.68 | 4.01 | 3.72 | 3.87 |
| Total Capital Requirements | 15.74 | 14.88 | 15.35 | 15.49 | 15.54 |

## ❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BoT regulations. As of December 31, 2008, the Bank had cash in hand, cash at central cash centers, deposits with the BoT and eligible securities totaling Baht 248,377 million.

## ❑ Credit Ratings

In 2008, the Bank's credit rating given by Standard & Poor's remained unchanged. Meanwhile, Moody's Investors Service revised the Bank's rating outlook of long-term foreign currency deposit and subordinated debts to "Negative" from "Stable". At the same time, Fitch Ratings also revised the Bank's rating outlook of international ratings (foreign currency) to "Negative" from "Stable". These credit rating revisions are found to be in line with a downward adjustment in the country's credit rating outlook to "Negative" from "Stable" by many international rating agencies. Details of the Bank's credit ratings are shown in the following table:

**KASIKORNBANK's Credit Ratings**

| Credit Ratings Agency | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Moody's Investors Service ** | | |
| Foreign Currency | | |
| Outlook | Negative | Stable |
| Long-term - Debt | n.a.* | n.a.* |
| - Deposit | Baa1 | Baa1 |
| Short-term - Debt/Deposit | P-2 | P-2 |
| Subordinated Debt | Baa1 | Baa1 |
| Bank Financial Strength Rating (BFSR) | D+ | D+ |
| Outlook for BFSR | Stable | Stable |
| Domestic Currency | | |
| Outlook | Stable | Stable |
| Long-term - Deposit | A3 | A3 |
| Short-term - Debt/Deposit | P-1 | P-1 |
| Standard & Poor's ** | | |
| Outlook | Stable | Stable |
| Long-term - Debt/Certificate of Deposit | BBB | BBB |
| Short-term - Debt/Certificate of Deposit | A-2 | A-2 |
| Subordinated Debt (Foreign Currency) | BBB- | BBB- |
| Bank Fundamental Strength Rating (BFSR) (Local Currency) | C | C |
| Fitch Ratings ** | | |
| International Credit Ratings (Foreign Currency) | | |
| Outlook | Negative | Stable |
| Long-term Issuer Default Rating | BBB+ | BBB+ |
| Short-term Issuer Default Rating | F2 | F2 |
| Subordinated Debt | BBB | BBB |
| Individual | C | C |
| Support | 2 | 2 |
| National Credit Ratings | | |
| Outlook | Stable | Stable |
| Long-term | AA(tha) | AA(tha) |
| Short-term | F1+(tha) | F1+(tha) |
| Subordinated Debt | AA-(tha) | AA-(tha) |

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

# 3. Operations of Core Businesses

## 3.1 Business Overview

In 2008, KASIKORNBANK's core business operations encountered greater complexity, due to the changing business environment, especially the economic slowdown and financial crisis abroad, as well as changes in local regulatory requirements and intensifying market competition. To maintain the Bank's competitiveness and leadership in financial services, particularly in responding to customer needs, we continued to develop new products and services to meet the diverse needs of customers who are grouped into seven segments. Still, amid greater risks from the global economic changes, the Bank also makes certain that appropriate preparations have been undertaken by all concerned parties in various business units.


KASIKORNBANKGROUP
Corporate Business
SME Business
Retail Business
Seven Customer Segments
Multi-Corporate
Large Corporate
Medium
Small and Micro
Signature
Middle Income
Mass
Product Groups
▪ Cash Management
▪ Securities Services
▪ Bancassurance Services
▪ Corporate Finance
▪ Domestic Credit Product and Letters of Indemnity - Borrowing
▪ Trade Finance
▪ Consumer Loans
▪ Credit Cards
▪ Deposits and Fee-Based Income
▪ Mutual Fund Business
▪ Bancassurance
▪ Currency and Interest Rate Risk Management Products

## 3.2 Customer Segments

- **Multi-Corporate Business**

Overview

The Multi-Corporate Business segment covers customers with annual sales values over Baht 5,000 million, based on many major businesses of the country. Sensing their complex financial needs and preferences toward diverse financial services, KBank, thus, has conducted extensive studies to better understand their financial needs in all dimensions. We also strive to offer a wide range of financial solutions, including funding, credit extension and underwriting services on corporate debentures, together with risk-hedging services via derivative products that are compatible with their financial structures to help them minimize risks incurred from market volatility, such as commodity price fluctuations.

Operating Environment and Business Operations

In 2008, confidence and business among large corporate entities were affected by the slowing economic growth which was caused by a number of negative factors, including exorbitant crude oil prices in the first half of the year, and heightened domestic political uncertainty, as well as the financial crisis in the U.S. and other major markets.

Therefore, the Bank has been assessing risks resulting from these economic factors on our customers' businesses with an aim to provide tailor-made financial solutions. In the meantime, we have launched several learning activities through seminars and training programs to provide useful knowledge for customers, together with offering our product knowledge to ensure customers' effective preparations against rising economic risks. The Bank, in this regard, has focused on providing services beyond conventional banking sphere to include, for example, advisory services with the aim of assisting customers toward sustainable business expansion. Meanwhile, the skills of our Relationship Managers (RMs) have continually been upgraded for grater expertise, deeper knowledge and more professional consulting capabilities. To strengthen the cordial relationships that we have with our customers, KBank organized several social activities, including sports and recreation events of interests to them. Of note was an incentive trip where customers were accompanied by KBank executives to the Beijing 2008 Olympic Games.

- Large Corporate Business

Overview

Customers in the Large Corporate Business segment are medium-sized corporate entities with annual sales values between Baht 400 - 5,000 million, for which the Bank has developed a variety of financial products where we provide financial convenience through the offering of wide-ranging and specialized services, e.g., capital financing services. Ours product and services include a complete range of loan facilities, such as working capital financing, capital expenditure loans and trade finance, etc.

Operating Environment and Business Operations

Due to greater complexity in the customers' business undertakings, resulting from the national economic slowdown, the Bank realizes the need to conduct comprehensive studies of customers' businesses and then financial needs in all major industries. This study has helped the Bank to offer customers a wide array of financial services, assisting them to make effective and timely adjustments against unforeseen changes. Such services of ours include knowledge and advisory services with guidelines to enhance business survivability amid challenging economic conditions. These services have been offered through various communication channels — including seminars on timely topics such as economic and industrial trends, as well as risk management. Other useful information, e.g., in-depth analyses for major industries, and "K Connect" magazines has also been offered. All of this are parts of our key strategic moves to enhance cordial relationships that we have with our customers, in addition to regular company visits by our executives and other social activities.

- Medium Business

Overview

Customers in the Medium Business segment are medium-sized firms with annual sales values between Baht 50 - 400 million. Naturally, such customers require a wide range of financial services, but need less complexity than larger corporate entities. Therefore, the Bank offers reasonably-priced, end-to-end product and service packages to meet their needs.

Operating Environment and Business Operations

The national economic slowdown in 2008, coupled with domestic political tensions that led to the airport closures near the end of the year, have affected our customers, especially those in export-related and tourism businesses. To provide timely assistance to them and minimize the possibility of default, the Bank dispatched special teams to provide advice and take extra care of customers facing adverse consequences from the crisis, thus enabling them to continue their business operations. In order to meet our loan growth targets while maintaining sound loan quality, we emphasized credit extension to certain industries that are still showing healthy growth potential with reasonably low risk, in addition to providing credit support for upcountry entrepreneurs, and supply chain financing. We also launched new products to better meet customer needs, such as K-Cheque 2 Cash. Meanwhile, innovative and novel activities have been made available with the K SME Care program. These activities include capital and knowledge supports provided via different channels. All are done with an aim to equip medium-scaled entrepreneurs with knowledge to handle economic risk more efficiently. A forum for promoting our customers' products and services has also been provided under this K SME Care program.

Regarding our public relations activities promoting KBank products and services and work to enhance our relationships with customers in this segment, the Bank launched several new activities in 2008. There were, for instance, seminars and training sessions, thank-you parties, golf competition and health-awareness programs, wherein 2,364 customers participated. We also organized seminars to introduce products and services to them, featuring most recently the "Cash Focus Group" and "Trade Solution" with participants representing 2,808 companies in Thailand attending those. Similar seminars were launched for potential foreign customers in China and Japan. Furthermore, we regularly participated in many events to promote KGroup's comprehensive range of products and services, which received a warm welcome from customers. Regarding the Bank's participation in the Money Expo 2008 at the Queen Sirikit National Convention Center, 124 customers from this segment applied for our credit support, worth several billion Baht.

- Small and Micro Business

Overview

Customers in this segment are small and micro businesses. Small businesses are those with annual sales values between Baht 10 - 50 million, and micro businesses are those with sales values not exceeding Baht 10 million a year, mostly sole proprietorships or family-owned businesses with financial needs mainly relevant to their daily transactions. In meeting these needs, we provide comprehensive financial products bundled as packages, including deposits, fund transfers, credit facilities, plus hire purchase and leasing services.

Operating Environment and Business Operations

Given a relatively large customer base in this segment, especially micro businesses, we have been studying their behaviors and financial needs to gain a better understanding of the nature of their businesses, funding sources, and factors influencing their decisions in credit applications. The study also covered the customers' experiences and expectations toward KBank products and services for further development and offering of products and services that better meet their needs. In 2008, the Bank successfully developed new credit products and conducted a number of sales promotions, specifically catering to this segment, through several projects. Of note was the "K-SME Credit - Fast Credit Process-Long Credit Term plus High Credit Line" program, which was organized in cooperation with private business partners, allowing us to offer loan facilities for the purchase of automatic fuel-refilling machines. We have also provided loans for micro businesses for payments of their leases of trading premises in specified property development projects. Plus, we provided NGV equipment installation financing services for bus operators under concessions with the Transport Co., Ltd., in addition to the offers of innovative products and new activities under the K SME Care project.

To strengthen customer relationships, we launched sales promotion and public relations activities for increased awareness in our products and services. Of notes were nationwide seminars, attracting 10,222 participants. This was in addition to local events held at the Bank's branches across the country, and loan fairs in some major provinces, in which there were 9,022 participants applying for our credit products. At the Money Expo 2008 at the Queen Sirikit National Convention Center, 1,500 customers from this segment applied for KGroup credit support, worth several billion Baht.

- ## Signature Segment

Overview

Customers in this segment generally have high income, or have entrusted KGroup to manage their high-value investments or deposits. To strengthen our cordial relationships with these high-value customers, KGroup has offered tailor-made activities and incentives, in addition to comprehensive financial solutions and advisory services, for higher returns on their assets. We also strive to make a good impression in service deliveries whenever the customers come in contact with KGroup sales and service channels.

Operating Environment and Business Operations

To ensure effective responses to their needs, the Bank has conducted extensive research and studies of customer behavior in various dimensions in 2008. Of note was a comparative study of their satisfaction and requirements for products of the Bank and peers. The Bank, in cooperation with subsidiaries, has applied the results of this study to the development of joint products and services with other K Companies, and launched some special sales promotions that better meet customers' needs. The studies also covered impacts from some government measures, and the results thereof have been used as essential information for proper preparation for customers. The studies also enabled us to map out plans to cope with possible changes in customer behavior, and to promote brand awareness of the Bank's leading financial advisory services. For instance, KBank organized seminars and distributed information pamphlets on the topic of the Deposit Protection Agency Act B.E. 2551, available at KBank branches nationwide. Moreover, we also provided financial advisory services and recommendations on investment alternatives, as well as information on products of KBank and subsidiaries.

In addition to the distribution of our "Wisdom of Wealth" magazines in 2008, we organized many exclusive activities to enhance our relationships with the customers in this segment, in addition to providing extra special privileges for their convenience. Moreover, the number of our "Signature Corners" was increased to five, meeting our target for the year, while "Signature Exclusive Centers" were expanded to six for greater convenience and personalized services for these customers.

- Middle Income Segment

Overview

"Middle Income customers" refers to those employed in the public or private sectors with regular incomes. With an aim of fulfilling the needs of these customers and assisting them in financial planning for their future financial stability, KGroup has offered end-to-end products of KBank and subsidiaries. Emphasis has also been placed on the enhancement of the convenient, swift, and efficient sales channels according to our cross-selling strategy. Financial products have been presented as a bundled package that fits lifestyles at each stage of life of the customers. New customers are being sought through our corporate payroll services, including development of cooperation with new business allies, allowing us to provide financial services compatible with lifestyles of middle-income earners for efficient fulfillment of their needs at different stages of life.

Operating Environment and Business Operations

In meeting the diverse needs of customers, KGroup, in 2008, not only presented our products and services through cross-selling activities, but also introduced new innovative services, such as the "K-Stock 2 Fund", which helps customers shorten the time used in buying/selling stocks via KSecurities, while offering them higher returns from purchase/redemption of their investments in the Money Market Fund under the management of KAsset, compared to the previous transactions conducted via savings accounts. The Bank also adopted credit card settlement for the purchase of investment units in Long Term Equity Funds (LTF) and Retirement Mutual Funds (RMF) under KAsset for installment payment plans, together with improvement in the customer database for better accuracy, meeting standards set by the Bank of Thailand.

Following our launch of the K-WePlan service for financial health checkups and planning according to customers' objectives, particularly our first service center at the Siam Square branch in late 2007, we have broadened the scope of such services during 2008 via growing numbers of branches providing the K-WePlan service, covering Bangkok and the vicinity, as well as branches in other major provinces. Given this effort, the number of K-WePlan-enhanced branches reached 166 branches at the end of 2008. Moreover, our service area has been redesigned for better functionality and privacy. Financial planning tools and advisory skills of our financial planners have been developed, while systematic examinations have been regularly arranged to strengthen customer confidence in our professional advisory services. According to a recent customer satisfaction survey, more than 85 percent of customers using K-WePlan showed "Very High Satisfaction" with our services, and more than 80 percent of the polled customers said they would recommend our services and financial planners to their friends. In addition to the aforementioned activities, we continue to launch marketing activities, especially the promotion of our products and services at financial events in all regions across the country.

- ## Mass Segment

Overview

Customers in this segment generally require conventional banking services, preferably those which are easy to use and convenient. In this regard, KGroup has been striving to offer products and services that match their daily financial needs, as well as meet our criteria of cost efficiency. The products and services must be easy to understand and user-friendly, while the customers are encouraged to switch to our e-service channels for payments, and debit cards for purchase of goods and services. The products are mostly offered as bundled packages, consistent with customer requirements and appropriate for customer sub-segmentation.

Operating Environment and Business Operations

A large customer base in this segment has led the Bank to see the potential for their upgrade to become middle-income customers. This has encouraged us to conduct extensive surveys and studies of customers' needs and behaviors. The Bank has used the study results for development of comprehensive product and service packages, as well as for the strengthening of cordial relationships with target customers, especially university students and private organization employees. All of these efforts were promoted through marketing activities designed to equip this group of customers with knowledge of KGroup products and services. Greater convenience has also been maintained in every sales and service channel of the Bank, which has been expanded and enhanced in several locations, with easy and convenient access for customers. We have also upgraded service technology, such as the enhancement of functionality of our mobile phone banking services for greater convenience and security, etc. In the meantime, we have also encouraged customers to switch to our e-banking services. All these efforts were to promote KBank as the Main Operating Bank among customers, and as the

"One-Stop-Shop Financial Services" center, as well as to emphasize KGroup leadership in technology and innovation.

## 3.3 Product Groups, and Sales and Service Channels

### 3.3.1 Product Groups

In 2008, the Bank continued to offer products to meet diverse needs of each customer segment as follows:

Domestic Credit Products and Letters of Indemnity-Borrowing

| | Details |
|---|---|
| Overview | Domestic credit products are divided into two categories: 1) working capital finance, such as overdrafts and promissory notes; and 2) long-term credit products or investment capital finance of various types. For SME customers, our focus is on loan products consistent with the nature of their businesses. The Bank also offers several contingent bank guarantee products, such as letters of indemnity-borrowing, avals, letters of guarantee on loans and financial statements. |
| Main Business Operations | New Products and Services<br>• "K-Receivable Solutions" - developed by KBank in cooperation with KFactoring for large businesses - feature sale of account receivables at discount to the Bank to obtain working capital, with conditions that are more advantageous than conventional factoring products.<br>• "K-SME Machine Credit" - through coordination between KBank and the Federation of Thai Industries (FTI) - offers credit lines to customers up to 100 percent of the appraised value of their machines.<br>• "K-Energy Saving Loan" provides a credit line for energy-saving, or alternative fuel-related projects.<br>• "K-SME Extend" helps SME customers gain access to loans with term up to 10 years for the procurement of fixed assets.<br>• "K-Max 150%" offers credit lines at up to 150 percent of the value of borrower's collateral, in response to the needs of customers, especially those with limited collateral assets.<br>• "K-SME Machine Fund" - developed by the Bank in cooperation with the Thai-German Institute (TGI) and Office of Small and Medium Enterprises Promotion (OSMEP) - provides long-term financial support for machinery upgrades, research and development on prototype machinery, or the installation of production |

Domestic Credit Products and Letters of Indemnity-Borrowing

| | Details |
|---|---|
| | process-related IT systems.<br>Product Development and Service Enhancements<br>• As part of the Bank's efforts to pursue more prudent loan disbursements and thus minimize our risks, the "Revolving Loan Floorplan" product, has been developed for our automotive dealership customers.<br>• Credit products have been bundled with other products, e.g., bill of exchange products that are used as collateral on loan applications.<br>• We have improved our letters of indemnity (L/I) for the payment of electricity bills that enable approval of additional L/I credit lines to qualified customers without calling for additional collateral. The Bank's approval process on this product has also been streamlined to ensure greater convenience, speed and higher efficiency.<br>• The Bank offered an e-mailed monthly statement service on all types of L/I products for customers, free of charge. We believe that this service is more efficient and convenient for customers in their L/I data management. |

Trade Finance

| | Details |
|---|---|
| Overview | Trade finance offers many import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances, and foreign exchange, etc. |
| Main Business Operations | New Products and Services<br>• "K-Export Document Solutions" is an export documentation service specifically designed to minimize difficulties and errors during export procedures, as well as ensuring effective collection control.<br>Product Development and Service Enhancements<br>• The Bank, in cooperation with allies globally, has developed more advanced trade finance products to offer three value-added advantages to our customers: (1) more efficient and swifter verification of customer documents and fund transfers via electronic links with our allies worldwide; (2) risk management for trade partners, working capital, foreign exchange and interest rates via cooperation with allied banks; and, (3) logistics management for customers. This results in greater efficiency and speed in our trade finance service. |

Trade Finance

| | Details |
|---|---|
| | • The capabilities of our Trade Service Specialist (TSS) have been improved to ensure greater efficiency in their advisory services, exclusively catered to each import-export business customer as needed amid heightened volatility in international markets, due to the global economic and financial crisis in 2008. Advice Centers have also been put in place to assist TSS in providing customers with in-depth advice, which has received overwhelming responses from customers. |

Cash Management

| | Details |
|---|---|
| Overview | Cash management services provide efficient, effective, end-to-end working capital solution covering collections, payments and liquidity management services, as well as other services, with the aim of helping our customers increase their returns on excess cash. All of these services are provided with the clear objective of encouraging customers to choose KBank as their main bank for cash management transactions. |
| Main Business Operations | New Products and Services<br>• "K-Cheque 2 Cash" enables customers to obtain advance short-term credit through post-dated cheques that have not yet reached their due date for payment - a handy aid to liquidity for our customers.<br>• "K-Corporate Cheque" provides corporations with a complete packaged cheque processing solution, i.e., cheque issuance, printing of cheques and related details, as well as mailing them to recipients for our customers.<br>• "K-Cheque Alert" offers customers cheque-related information, such as the number of cheques proceeded and amount of money to be cleared, plus outstanding balances and returned cheques, which helps ensure the highest cash management efficiency for customers. KBank is now the only bank in Thailand that offers complete cheque-related information.<br>• "K-Clearing with Funds" is a facility that backs up customers' cheques being cleared with funds invested in a K-Cash Fund. Whenever there are insufficient funds in customers' current, savings, or overdraft accounts to cover a cheque withdrawal, the amount is covered by money in customer's K-Cash investments. Meanwhile, customers receive high returns on unused investment funds.<br>• "K-Customs" - developed by the Bank in cooperation with the Thai Customs |

Cash Management

| | Details |
|---|---|
| | Department - provides electronic Customs payments via the online, real-time e-Customs system that permits debiting of a KBank account or payment by express cheque.<br>• "K-Corporate Payment Card" features a new KBank bill payment service with a smart card in lieu of cheques or cash to facilitate business transactions within a supply chain-financing network. This service enables card payments specifically for trade finance purposes and is the first of its kind in Thailand.<br>• "K-SME Smart Account" offers a financial information delivery service, that covers transaction status information and account movements via the telecommunications technology of SMS messaging and the Internet, thus helping to ensure greater liquidity management efficiency for our customers. |

Securities Services

| | Details |
|---|---|
| Overview | Securities services consist of mutual fund supervisory services, custodial services for provident and private funds for domestic and foreign individuals or companies, plus registrar services on unit trusts, government bonds and debentures. The Bank also provides support services on syndicated loans, such as acting as a security agent for collateral control, a credit facility agent and a bondholder representative. |
| Main Business Operations | Product Development and Service Enhancements<br>• The Bank has developed our service network to meet the needs of asset management company customers making investments abroad.<br>• We have extended our custodial services to foreign institutional customers who want to invest in Thailand, aside from serving domestic asset management companies intent upon setting up private funds that plan to invest in foreign securities.<br>• Our collateral agency for syndicated loan programs has been extended to cover loan projects that have not been financed by the Bank, or are non-syndicated loan programs, in addition to other related services provided by our experienced and qualified personnel. As a result, the Bank in 2008 was able to achieve higher income from our agency services — such as the syndicated loan agency, a collateral agency for syndicated loan programs and as a bond holder representative — as targeted. |

Bancassurance Services

| | Details |
|---|---|
| Overview | Bancassurance services provide credit insurance products - bundled with conventional banking products - for our customers. This product offering is in addition to a wide range of life insurance products for both individuals and business customer employees as group plans, plus non-life insurance products for property and export protection. |
| Main Business Operations | New Products and Services<br>• "PERFECT Business Smart" is a life insurance product that offers added protection with permanent disability coverage to our loan customers.<br>Product Development and Service Enhancements<br>• The Bank, in cooperation with our Preferred partners, has improved our customer service procedures for each product group, based on an in-depth study into customer needs. Of note is our acceptance of insurance premium payments via a greater variety of service channels to increase convenience to our customers.<br>• We have moved to improve our service network with our Preferred partners to ensure greater convenience and network coverage for customers. |

Corporate Finance

| | Details |
|---|---|
| Overview | There are two major categories of services provided: 1) financial advisory services, and, 2) corporate finance services, covering a full range of financial products and financial advisory services. In addition to offering services as a broker-dealer and underwriter on state enterprise bonds, debentures, bill of exchange and property fund investment units, the Bank provides research on the debt market, economy, foreign exchange and capital markets. |
| Main Business Operations | Product Development and Service Enhancements<br>• We have provided funding arrangements for corporate customers via debentures and short-term bills of exchange (B/E), syndicated loans and property funds. Several customers entrusted KBank with the underwriting of their debentures during 2008. Meanwhile, we have also provided syndicated loans to customers in major industries, including energy, real estate, agriculture, as well as finance and securities. The main objective of the financing is to support business operation and expansion, as well as to repay loans.<br>• We continue to place a focus on debenture trading in the secondary market, |

Corporate Finance

| | Details |
|---|---|
| | providing liquidity for both issuers and investors in the bond market.<br>• The Bank has launched callable B/Es as another investment alternative for those who seek higher returns at minimal risk. |

Currency and Interest Rate Risk Management Products

| | Details |
|---|---|
| Overview | We offer comprehensive hedging solutions for management of foreign exchange and interest rate risks, as well as volatility in commodity prices. Our products, including swaps, forwards, options and other derivatives, are available to customers in all segments. |
| Main Business Operations | New Products and Services<br>• We have introduced a new range of risk management tools to protect against volatility in the prices of commodities, such as oil, copper and soybeans. Amid easing commodity prices in the second quarter of 2008, many customers, both producers and consumers in the energy sector, have turned to the risk management services offered by KBank.<br>Product Development and Service Enhancements<br>• The Bank provides foreign exchange risk management products, including forward contracts, and FX Options for importers and exporters to minimize the impact of foreign exchange volatility on their income amid the global financial crisis.<br>• We offer interest rate swaps for customers with loan obligations as a hedging tool against changes in the interest rate trend during 2008. At the same time, given rising credit risk at foreign commercial banks, many customers switched to long-term transactions with KBank.<br>• We provide Cross Currency Swaps to exporters and asset management companies earning interest income in foreign currencies for efficient foreign exchange and interest rate risk management.<br><br>With our determined business operations, we, in 2008, have successfully provided a wide array of sophisticated risk management products that have led to rising transaction volume and more fee income from them over 2007. |

K SME Care

| | Details |
|---|---|
| Overview | K SME Care is aimed at enhancing the business potential and sustainable growth for our SME customers by providing them with capital, knowledge and business opportunities, in addition to the Bank's conventional financial products and services. |
| Main Business Operations | Product Development and Service Enhancements<br>Business operations under the K SME Care program are categorized into four areas:<br>• C: Capital<br>– K-SME Venture Capital: In 2008, we signed agreements for the K-SME Venture Capital program with eight SMEs in communications and IT system development, beverages, jewelry, advertising and services, with a total investment of Baht 143,924,000 million.<br>• A: Advice<br>– We provide advisory services through the "INNOSMEs" project, which is a support fund under K SME Care. The project has been launched in cooperation with the National Innovation Agency (NIA) to encourage SME entrepreneurs to create innovations by developing new products, production processes or new services on a commercial basis. Support funding from NIA is provided to qualified SME proprietors.<br>– In cooperation with the Thailand Greenhouse Gas Management Organization (TGO), we introduced the "Energy Efficiency to Cope with Global Warming by K SME Care" program. The program is aimed at supporting Thai SMEs in undertaking energy efficient solutions to reduce the emission of greenhouse gas and to create renewable energy systems. In order to achieve those objectives, knowledge and financial support via soft loan facilities are provided to participating SMEs.<br>• R: Research<br>– The 140 "K-SME Analysis" weekly, monthly, and quarterly research articles were provided to our SME customers during 2008.<br>– We offer online business-matching services at www.ksmecare.com, as a forum for sharing information and promoting our customers' businesses and products. In 2008, there were around 10,000 subscribers to this website. |

K SME Care

| | Details |
|---|---|
| | • E: Education<br>– We organized the fourth to seventh training courses under the "Sustainable Management Enhancement Program for SME Entrepreneurs", with a total of 2,400 participants completing the program. SME participants obtained valuable knowledge and took part in value-added activities that included seminars, lectures on business management topics - including brand creation, account and tax management and logistics - in addition to a team building workshop, company visits, plus other activities to foster cordial relationships between SME entrepreneurs and enhance the SME network.<br>– We launched the "K SME Care Network Club", to bring together SME proprietors, wherein they participated in useful activities and services for club members and society. They also received subscription to the *K SME Care Post* magazine, and were invited to special seminars, social activities and a "K SME Care Fair 2008" — a fun-filled festival for SMEs — to support members' marketing activities. |

Consumer Loans

| | Details |
|---|---|
| Overview | In meeting the diverse financial needs of our customers with the highest efficiency, we have developed a full spectrum of consumer loan products and services, such as "K-Home Loan plus *Feng Shui*", "K-Home Loan for Multi Purpose" and a wide variety of personal loans. In addition to these efforts, complete information on homes and home loans is also provided through the "K Home Smiles Club" website for their convenience. |
| Main Business Operations | New Products and Services<br>• "K-Home Loan Plus *Feng Shui*": the Chinese art of positioning one's home and furnishings in harmony with nature for good fortune is featured with our *Feng Shui* consulting services to K-Home Loan customers.<br>• "Smart Package", which integrates personal loans with other deposit and loan products, payment due alerts and life insurance products, are also offered.<br>• The "Carrefour-KBank Express Cash Card" was offered, featuring an unsecured revolving consumer credit line where withdrawals can be made via ATMs. |

Consumer Loans

| | Details |
|---|---|
| | Major Sales Promotional Program and Public Relations Activities<br>• The Bank offered discounts and privileges including complete information and advice on homes via K Home Smiles Club.<br>• As part of our continuing effort to increase sales turnover, the Bank, in cooperation with leading property development companies and other business alliances have provided fair participants with privileges and special discounts, in addition to other activities to strengthen our ties with customers. One example was a mini-concert in the fourth quarter of 2008 that attracted over 1,000 customers and their family members. |

Credit Cards

| | Details |
|---|---|
| Overview | For maximum efficiency in our financial services, the Bank's credit card products and services have been continuously developed and improved. We offers a broad array of credit card products and services, including services classified by cardholder type, such as cards for individuals and corporate customers; co-branded cards where special benefits from our Preferred partners are provided to cardholders; and services classified by card brand, such as the KBank-VISA Card and KBank-MasterCard. A 'contactless' credit card equipped with advanced payment technology has also been introduced, in addition to attractive sales promotional benefits, offered exclusively to cardholders through the www.kbankcard.com website. |
| Main Business Operations | New Products and Services<br>• A new high-tech "KBank-VISA payWave Card", a 'contactless' credit card equipped with advanced technology has been offered by the Bank to facilitate quick and safe bill payments at any merchant bearing the Visa payWave sign.<br>• A new co-branded "Carrefour-KBank Credit Card" was started on September 16, 2008.<br>• The "Smart PAY By Phone Program" has been offered to facilitate K-Credit Card customers in applying for an installment payment plan to repay their previous spending. Customers are invited to choose payment periods with specific conditions. This service started in September 2008.<br>• The launch of the K-Card Club Website (www.kbankcard.com), as an exclusive |

Credit Cards

| | Details |
|---|---|
| | channel for K-Credit Card customers keeping them informed about our card-related benefits.<br>Product Development and Service Enhancements<br>• The Bank, in cooperation with our Preferred partners, will be launching a new corporate credit card to help control spending and reduce operating costs for our corporate customers. The service is expected to be operational early in 2009.<br>• A new computerized system for card accepting merchants has been introduced to ensure uninterrupted service, in case of a host system breakdown.<br>• The Bank has reached an agreement on credit card acceptance services with the air ticketing agencies of all airlines that are members of International Air Transport Association (IATA).<br>Major Sales Promotional Program and Public Relations Activities<br>• Special sales promotional activities for the "Visit Phuket, Chiang Mai, Hua Hin, Pattaya and Khao Yai with KBank" program were staged for K-Credit Card customers at those five major tourist destinations.<br>• We have also launched other marketing activities, such as exhibition booths at special events and fairs, co-promotion programs with business allies to provide complimentary gifts to K-Credit Card customers whose spending meets certain criteria as an added incentive for use of K-Credit Cards. Along with this, the Bank continued to increase the number of card-accepting merchants in various businesses. |

Deposits and Fee-based Income

| | Details |
|---|---|
| Overview | The Bank has developed a wide range of deposit and fee-based income products, as well as investment alternatives with attractive interest rates. They include special fixed-term deposit accounts, Ready-to-Use Time Deposits bundled with personal accident coverage, and also bills of exchange with step-up interest rates, in addition to other financial services for customers' convenience. |
| Main Business Operations | New Products and Services<br>• Three new fixed-term deposit savings plans – the "Fixed Deposit Flexible 4 Month", "Fixed-Star" and "Fixed-Plus" accounts – are tailored to meet the needs of depositors. |

Deposits and Fee-based Income

| | Details |
|---|---|
| | • The co-branded "Carrefour-KBank Debit Card" has been introduced by the Bank, in cooperation with the large hypermart operator, Carrefour, to offer special privileges to niche markets.<br>• "Balance Change Alert" is a new K-mAlert mobile phone-based service that sends short text messages (SMS) to account owners when their account balance changes, at the beginning of each hour.<br>• Educational expenses for tutoring centers can now be paid in real-time electronically at any KBank branch, which adds to customer convenience when enrolling at many such institutions offering online reservation systems, and provides instant online confirmation. This service started in mid-June 2008.<br>• A utility water bill payment service has been available at KBank counters since the third quarter of 2008. This new payment channel is added to the existing automatic debiting option with KBank accounts.<br>Major Sales Promotional Program and Public Relations Activities<br>• The "KBank Savings Festival" was staged to showcase a wide array of deposit products with various maturities to meet the diverse needs of customers.<br>• A wide array of deposit products and bills of exchange programs with a variety of maturities was launched, being the "Attractive Interest Rates at KBank", "K-B/E Step-Up", "Fixed-term Deposit and B/Es to Celebrate Mother's Day", "Ready-to-use Time Deposit", "Star Plus Fixed-term Deposit" and "Fixed-term Deposits to Celebrate Father's Day" to satisfy customers. |

Mutual Fund Business

| | Details |
|---|---|
| Overview | We have offered numerous mutual fund products to investors with attractive returns and tax benefits within acceptable risk levels. Customers are able to choose the products that best suit their investment goals, such as funds investing in equity and debt securities, domestically and internationally. Special flexible funds aimed at managing risk levels in accordance with investor age are also provided, along with property funds, provident funds, Long Term Equity Funds (LTFs), as well as funds investing in alternative energy shares, and gold investment units. |
| Main Business Operations | New Products and Services<br>• The Bank, in cooperation with KAsset issued a number of new investments in |

Mutual Fund Business

| | Details |
|---|---|
| | 2008:<br>– 33 fixed-income funds for investments both at home and abroad<br>– Four FIFs (foreign investment funds): K Alternative Energy Equity Fund, investing in foreign alternative energy industries; K Middle East & North Africa Equity Fund, focusing on stocks in the Middle East and North Africa; K Agriculture Fund for investments in foreign agricultural futures contracts; and K-Gold for investment in the investment units of SPDR Gold Trust, which together make up at least 80 percent of the fund's NAV on average in an accounting year.<br>– One property fund: Centara Hotels & Resorts Leasehold Property Fund for investment into the leasehold properties of the five-star Centara Grand Beach Resort Samui Hotel.<br>– Long Term Equity Fund (LTF): Our K Strategic Defensive LTF has low risk to meet the needs of risk-averse investors who are also seeking tax benefits.<br>• "K-Stock 2 Fund" is a service that helps customers simplify transactions with KSecurities, while offering them higher return on auto-debited or deposit transactions on our Money Market Fund under the management of KAsset compared to previous transactions limited to links with savings accounts. |

Bancassurance

| | Detail |
|---|---|
| Overview | Realizing that risks to customers' lives and property could arise any time, the Bank provides a wide range of insurance products to guard against accidents and unexpected losses. In addition, we have developed products that are easy to understand with a variety of insurance premium plans to suit customers' payment preferences. |
| Main Business Operations | New Products and Services<br>• "Pro Saving 614", "Pro Saving 10/14" and "Pro Saving 14/14" plans are products that offer savings plans, plus security for customers' families, with varied premium payment options to suit individual customer needs.<br>• "Pitaksin-Care" life insurance products have been developed to offer flexible forms of protection where customers may elect to forego the full life insured sum, or may vary their coverage over the full basic term protection. The "Pitaksin-Senior" plan |

Bancassurance

| | Detail |
|---|---|
| | offers a mortgage protection insurance plan for KASIKORNBANK senior-citizen home loan customers.<br>• Two health insurance products, i.e., Health Protect and Health Protect for Seniors plans, have been introduced by the Bank.<br>• The Bank has offered insurance service for customers who want to apply for an insurance policy via KBank branches, or make premium payments via their K-Credit Cards through our Virtual Electronic Data Capture (VEDC) system installed at all KBank branches nationwide.<br>• A premium payment SMS alert has been introduced to reduce late payments of insurance premiums, which may lead to cancellations of insurance policies, especially amid economic slowdown where customers may forego policy renewal.<br>Product Development and Service Enhancements<br>• A new life insurance product has been developed to meet the diverse needs of customers at every stage of their life. Auto insurance products are also expected to be offered via the Web Application system of Muang Thai Insurance PCL. at the beginning of 2009. |

### 3.3.2 Sales and Service Channels

To meet the needs of customers in all segments, we have continued to expand and improve our sales and service channels with the aim of enlarging the Bank's customer base and providing greater convenience to customers. Our sales and service channels include:

- Branch Network

To better serve our customers, the Bank opened 58 new branches in 2008, bringing the total to 662 branches nationwide. Our branches are classified into four types, based on different target customers and their needs at each location, as follows:

1. Full-Functioned Branches, including main and sub-branches, that provide financial services to customers of all segments, from retail to large corporate customers.
2. In-Store Branches, as well as branches at discount stores and tourist attractions to serve transactors and Middle Income customers during non-traditional banking hours, such as on weekends. The Bank has new hours of operation for these branches at 11.00-20.00 hrs. everyday for customers' increased convenience.
3. Signature Exclusive Centers provide exclusive services to our Signature customers.

In 2008, we added one more Signature Exclusive Center, at Ratchada Phisek Huai Khwang Branch, bringing the total to six centers.

4. Branches providing services to customers at specific locations, such as large corporate customers in industrial estates, the white collars and university students.

In 2008, KBank launched new hours of operation, opening 8.30-16.30 hrs. on Mondays to Thursdays, and 8.30-18.00 hrs. on Fridays, at Bangkok and metropolitan branches, as well as upcountry branches where there is high activity in business transactions.

- Foreign Exchange Booths

In addition to booth renovation, the Bank, in 2008, set up many new foreign exchange booths, bringing the total to 76 booths. These booths are located at major tourist attractions such as department stores, malls, public-gathering venues and airports in Bangkok and upcountry. Meanwhile, eight mobile booths were put into service for use at trade fairs and other events, further enhancing customers' convenience, especially for foreign exchange and ATM transactions.

- International Trade Service Offices

Our International Trade Service Offices provide a complete range of services for international trade-related transactions through our professional advisors and advanced IT systems that are in line with international standards. These services include advisory services on trade-related documentation, regulations, foreign exchange, as well as relevant risks. Moreover, our service quality and time are guaranteed by the adoption of imaging workflow technology, while important documents are efficiently collected and managed in the form of electronic files under a centralized data system for swift searches. At the end of 2008, our International Trade Service Offices totaled over 60 offices nationwide.

- Cheque Direct Service Offices

The Bank's Cheque Direct Service Offices offer both conventional and express cheque issuance services for our business customers through 13 KBank branches. This service not only helps save time and reduce procedures related to cheque collection and payment, but also promotes customer confidence, as our cheques are issued in the form of cashier's cheques that can be debited directly into customer accounts.

- Corporate Business Centers

Our Corporate Business Centers offer a complete range of products and services to efficiently meet the needs of our corporate business customers with annual sales values between Baht 400-5,000 million.

- SME Business Centers

The SME Business Centers are in place nationwide to provide a wide range of financial services to our SME business customers with annual sales values between Baht 10-400 million.

- K-Contact Center

With our emphasis on providing the highest service quality and utilizing our main service channels - including an Interactive Voice Response (IVR), staff person-to-person service, faxes, email and web chat services - to fit the preferences of all customer segments; the Bank has further developed our K-Contact Center throughout 2008. Our efforts included:

  - Service Development: The Bank offers an account suspension service via K-Contact Center to prevent possible losses to customers' accounts, in addition to call transfer services to our Preferred partners (Muang Thai Insurance PCL.) for customers seeking in-depth information about related businesses or service applications, started on June 1, 2008. We also extended our call services to credit cardholders of Preferred partners, i.e., for the PTT Energy Card, Happy Online Credit Card, K-Corporate Payment Card, and offering a special telephone number for Carrefour customers. Along with this, we have also offered Relationship-based Telesales and Customer On-Board services.
  - Service Quality and Efficiency Development: To maintain the quality of our sales and services, as well as our business competitiveness, the Bank conducted K-Contact Center customer satisfaction surveys from internal units and other companies on our various sales and service channels, including IVR. The findings showed that customer satisfaction was above target. As part of the Bank's effort to maintain KGroup's corporate image, the Bank now has a forum for inquiries into issues related to KGroup and KBank products and services via www.pantip.com. The system has also been improved to ensure that the customer database is complete, accurate and up-to-date.

- Electronic Banking Services

Our electronic banking services are provided through five main channels, including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATMs

As of the end of 2008, the number of the Bank's ATMs came to 5,102 units, up from 3,797 units as of the end of 2007.

1.2 K-CDMs

The Bank's Cash Deposit Machines, as of December 2008, totaled 707 units, up from 502 units at the end of 2007.

1.3 K-PUMs

The Bank's Passbook Update Machines, as of December 2008, totaled 699 units, up from 644 units at the end of 2007.

2. Internet Banking

2.1 K-Cyber Banking

At the end of 2008, the number of individual customers using the Bank's K-Cyber Banking service increased 15 times over 2007. In 2008, the Bank developed K-Cyber Banking through different dimensions, including:

- Online real-time inter-bank funds transfer service is now available with K-Cyber Banking to five more banks, for a total of eight banks now participating in this service. KBank is the first and only bank to offer real-time transfers via the internet, with e-mail or SMS confirmation messages sent to both the sender and receivers of funds.
- We introduced a facility for K-Cyber Banking members to add their own account at any KBank branch, starting from April 16, 2008, in addition to the existing account adding by fax or postal channels.
- Enhanced security has also been provided to customers using a One-Time Password (OTP) via e-mail.
- K-Cyber Banking system upgrades have been undertaken to ensure increased stability and the capacity to cope with the rising number of users.
- Hardware Token technology has been introduced to ensure enhanced security for customers when logging into the system and making online transactions. We also conducted a study and trial on Software Token application for mobile phones.

2.2 K-BizNet Banking

The number of customers using our K-BizNet Banking service for small businesses, as of the end of 2008, rose 13 times over 2007.

3. K-mBanking

As of the 2008 year-end, our K-mBanking service increased 4.3 times over the previous year. In 2008, the Bank developed K-mBanking through different aspects, including:

- We increased the number of participating merchants who accept bill payments via our K-mBanking service.
- We also added a function to verify the Reference Number of each participating merchant, as specified during customer payment. The development of other

functions, including balance inquiries, money transfers and payments, are in progress and are expected to be completed in early 2009.

- The development of K-mBanking system has been undertaken to accommodate airtime refill across different mobile networks and online game payment. The service is due for completion in the first quarter of 2009.

4. K-Payment Gateway

As of the 2008 year-end, the Bank's payment service for online businesses rose 1.4 times in volume over the end of 2007 in the number of stores using our services. In 2008, the Bank extensively developed K-Payment Gateway through different aspects, including:

- New developments to our K-Payment Gateway system, permitting merchants to search for more detailed transaction information and reports.
- Improvement in our Authorization Backup system to handle online processing in case of temporary system shutdown.
- Upgrades in the application system for Verified by VISA/MasterCard SecureCode, plus on the payment screen and reporting system to ensure greater efficiency and user-friendliness.
- Expert advisory services on online payment systems by our K-Payment Gateway Clinic on a monthly basis have been provided, in continuation from the pervious year.
- The Bank, in cooperation with KAsset, has introduced Virtual EDC services for LTF and RMF purchases, using K-Credit Cards via KBank branches, and for acceptance of insurance premium payments and sales of bancassurance using our K-Credit Cards at both KBank branches and with sales agents.

5. ATM SIM

In 2008, the Bank launched our ATM SIM - one of our newest high-tech services, in conjunction with Total Access Communication PCL. (DTAC), a major mobile phone service provider in Thailand. This new service allows customers to access their accounts via their mobile phones and perform a variety of ATM transactions, the only exception being cash withdrawals. We have also improved our "ATM SIM" service for increased accessibility and greater efficiency to handle the rapid increase in this service's popularity. In addition, new functions have been developed to enable real-time interbank fund transfers via mobile phone instructions using the ATM SIM to seven banks that feature transfer confirmation services to the recipients. The service has received overwhelming response from customers as evidenced by business growth of more than 300 percent since begining in mid-October 2008.

In recognition of our efforts to develop our core business operations in every dimension, we have been widely honored with many prestigious awards and other marks of recognition during 2008. They include:

- "Best Bond House", "Dealer of the Year", "Top Underwriter" and "Deal of the Year" awards for 2007, granted by the Thai Bond Market Association in the first quarter of 2008.
- Thailand's Top Underwriter for Debentures ranked by the Thai Bond Market Association and *IFR Asia* magazine.
- "Thailand's Best Deal" award in 2007, as well as "Best Trade Finance Bank" and "Best Investment Bank" awards under the Country Awards for Achievement 2008 Project from *FinanceAsia* Magazine.
- "Best Local Currency Bond Deal in Southeast Asia" awards in 2007 and 2008, "Best REIT Deal in Southeast Asia" award in 2008, as well as "Best Financial Supply Chain Bank" and "Best Bond House" awards under the Country Awards for Achievement 2008 Project organized by *Alpha South East Asia* magazine.
- "Best Debt House" and "Best Domestic Investment Bank" awards by *The Asset* magazine.
- "Excellence in SME Banking" award by *The Asian Banker* magazine.
- "Thailand ICT Excellence Awards 2008", which praised us with the "Project of the Year" award for our ATM SIM service, as an innovative project; and "Best IT and Communications Business Enabler" award among banking and finance businesses, for our international banking business services, by the Thailand Management Association (TMA), in cooperation with the National Electronics and Computer Technology Center (NECTEC), Software Park Thailand, and the College of Innovative Education of Thammasat University.
- "CE Awards 2008" for our attempt to use the voice of customers in our retail customer experience management, by G-CEM, which is one of the world's leading service providers in customer experience management.
- "Best Retail Bank 2008" award with the largest number of visitors, and also "Most Attractive Booth" award at the 8th Money Expo 2008, May 8-11, 2008, at the Queen Sirikit National Convention Center in Bangkok.

## 3.4 Financial Position

### KASIKORNBANK's Loans and Deposits

KASIKORNBANK's Loans Classified by Business and Product Groups

(Unit: Million Baht)

| | Dec. 31, 2008 | | | Dec. 31, 2007 | | |
|---|---|---|---|---|---|---|
| | Corporate Business | SME Business | Retail Business | Corporate Business | SME Business | Retail Business |
| Loans | 301,377 | 348,671 | 141,436 | 256,255 | 301,013 | 115,474 |
| Domestic Credit Loans | 221,997 | 326,389 | | 192,653 | 282,717 | |
| Trade Finance Loans | 78,278 | 22,282 | | 63,298 | 18,296 | |
| BIBF Loans | 1,102 | | | 304 | | |
| Housing Loans | | | 112,046 | | | 92,288 |
| Credit Card Loans | | | 20,505 | | | 16,759 |
| Consumer Loans | | | 8,885 | | | 6,427 |

Regarding the Bank's loans classified by business and product groups, an increase in the Bank's total loans, as of the end of December 2008, was led by a Baht 47,658 million increase in SME Business loans to Baht 348,671 million at the end of 2008, from the Baht 301,013 million seen at the end of 2007. This increase in SME Business loans was mainly from domestic credits, particularly in the commerce, agriculture and construction material industries. Following this were Corporate Business loans, showing an increase of Baht 45,122 million to Baht 301,377 million, from the Baht 256,255 million at the end of 2007, especially in the financial institution (excluding the hire-purchase and financial lease sector) and property businesses. Then, growth in Retail Business loans totaled Baht 25,962 million to Baht 141,436 million, from Baht 115,474 million at the end of 2007, due mainly to an increase in housing loans.

KASIKORNBANK's Deposits

(Units: Million Baht)

| | Percent of Total Deposits | Deposits | | Change | |
|---|---|---|---|---|---|
| | | Dec. 31, 2008 | Dec. 31, 2007 | Million Baht | Percent |
| Total Deposits | 100.00 | 968,788 | 784,408 | 184,380 | 23.51 |
| Current Accounts | 4.92 | 47,648 | 42,727 | 4,921 | 11.52 |
| Savings Accounts | 45.75 | 443,211 | 392,207 | 51,004 | 13.00 |
| Fixed-Term Deposit Accounts | 49.33 | 477,929 | 349,474 | 128,455 | 36.76 |

As of December 31, 2008, total deposits - comprising deposits of our corporate, SME, and retail business customers - amounted to Baht 968,788 million, rising by Baht 184,380 million, or 23.51 percent, over the Baht 784,408 million seen at the end of 2007. This was mainly attributable to increases in fixed-term deposit accounts, after we introduced various deposit products meeting the diverse needs of customers.

## ◻ Operating Performance of K Companies

Operating Performance of K Companies

(Units: Million Baht)

| Perfomance Measurement | | 2008 | 2007 |
|---|---|---|---|
| KFactoring | Outstanding Loans | 4,663 | 4,352 |
| KLeasing | Outstanding Loans | 33,874 | 22,137 |
| KAsset | Assets Under Management (AUM) | 352,644 | 319,035 |
| | Market Share (Percent) | 16.50 | 14.35 |
| KSecurities | Trading Volume | 116,660 | 90,529 |
| | Market Share (Percent) | 1.47 | 1.06 |

Note: KResearch is not included, as the company does not engage in financial business.

In 2008, the operating performance of KFactoring and KLeasing - K Companies that incorporate related financial services and provide loan facilities to customers - showed major increases of 7.14 and 53.02 percent in their credit extension, respectively. Moreover, these two companies continued to emphasize efficient risk management in response to changing economic circumstances, and control of their loan quality in accordance with the same risk appetite and standards applied by the Bank.

Meanwhile, KAsset saw their 2008 growth of assets under management (AUM) at 10.53 percent over the previous year, which was significantly higher than the 3.50-percent contraction rate of the market average. The company's AUM market share improved to 16.50 percent in 2008. Exceptional performance was also achieved by KSecurities. After only three years in operation, KSecurities was honored with the "Best Securities Company" award for 2008 by the Stock Exchange of Thailand (SET). Furthermore, the company's market share in the securities brokerage business, gauged by trading volume, jumped to 26th place in 2008 from 30th place during 2007. However, the company's corporate finance business was hurt by unfavorable economic conditions. Some of the company's initial public offering deals have been postponed into 2009, while a precise timetable of these deals remains pending appropriateness and the right opportunity.

## 3.5 Treasury Operations

In addition to managing interest rate and liquidity risks against future interest rate trends and liquidity conditions, the Central Treasury Department also manages the Bank's investment portfolios with the aim of achieving maximum returns at appropriate risk levels. It should be noted that all of these activities are carried out in strict adherence to the Bank's policies, governing authorities' rules and regulations, as well as operations of KGroup's various business units.

### □ Operating Environment and Business Operations

Circumstances in 2008 showed the world economy in peril and significant changes in the global policy interest rate trend. Initially, from the beginning of the year until the third quarter of 2008, more attention was given to inflation risk than the risk associated with the national economic expansion, due to the unprecedented increases in crude oil and commodity prices in the world market. The Monetary Policy Committee (MPC) of the BoT thus resolved to maintain the 1-day repurchase rate — the policy rate — at 3.25 percent throughout the first six-month period, before an increase in the policy rate by 0.25 percent in each monthly MPC meeting in July and August to 3.75 percent. However, there was a greater economic risk in the final quarter of the year, due to growing concerns over the widespread global economic and financial crisis, in addition to the local political uncertainties in Thailand. On the other hand, domestic inflationary pressures eased significantly, following a drop in crude oil and commodity prices, as well as implementation of the "6-Point, 6-Month Package: Weathering the Economic Crisis for Thai People" program initiated by the Thai government. As a result, the MPC announced a hefty cut in MPC rate by 1.00 percent to 2.75 percent, in the final MPC Meeting of the year on December 3. KBank, in this regard, had adjusted our interest rate risk and liquidity management strategies, to be appropriate for the situations in different periods.

The intensifying global economic and financial crisis, especially in the final quarter of the year, has not only led to a deepening and prolonged recession, but impacts of the crisis as reflected in higher credit, liquidity and counterparty risks, have also resulted in tighter liquidity across the global money market, shown through a greater swing in the short-term money market rates. The liquidity shortage also prevailed in FX swap. To remedy the crisis, central banks worldwide concurrently adopted a more accommodative monetary policy, in parallel with liquidity injection into the market. The US Federal Reserve (Fed), for instance, announced a drastic cut in the Fed Funds rate down to a range of just 0.00-0.25 percent by the end of 2008, from 4.25 percent at the end of 2007. The Fed also vowed to embark on other possible quantitative easing measures to rectify the crisis.

Amid this global economic and financial crisis, KBank has experienced only minimal impacts, due to precautious preparation and preventative measures, through the more prudent analysis of risks associated with our investments. The Bank had steadily and significantly reduced our foreign investment portfolio from the middle of 2007, and shifted our attention to domestic investments carrying low risk with high liquidity. Also, future risks and investment opportunities have been closely monitored, while a 10-year subordinated debenture, totaling Baht 17,000 million, was offered late in 2008 to help strengthen our capital base, helping us to be ready for future changes in business circumstances. Moreover, we continued to place considerable emphasis on investment risk assessment, as well as development of relevant system.

## □ Financial Position

For 2008, the total investments of the Central Treasury Department averaged Baht 161,843 million, decreasing by Baht 17,728 million, or 9.87 percent, from 2007. Money market investments accounted for 37.37 percent of the total investments, while investments in the capital market accounted for the remaining 62.63 percent.

### Central Treasury Department's Income

(Units: Million Baht)

| Type of Transaction | Percent of Total Income | 2008 | 2007 | Change | |
|---|---|---|---|---|---|
| | | | | Million Baht | Percent |
| Interest and Dividend Income * | | | | | |
| Interbank and money market items ** | 35.20 | 2,048 | 3,755 | (1,707) | (46.46) |
| Investments | 64.80 | 3,770 | 4,047 | (277) | (6.84) |
| Total | 100.00 | 5,818 | 7,802 | (1,984) | (25.43) |

Note: * The figures above are managerial figures.

** Including loans.

In 2008, the Central Treasury Department earned total interest and dividend income of Baht 5,818 million, falling by Baht 1,984 million, or 25.43 percent, from 2007. This was mainly due to falling interest rates and a decrease in investments.

# 4. Risk Management and Risk Factors[2]

## 4.1 Overall Risk Management

KASIKORNBANK has engaged in a consolidated risk management framework, covering risks of the entire financial conglomerate, with the target of achieving sustainable returns, business growth, as well as value-added benefits to our shareholders and investors. Our major risk management includes credit, market, liquidity and operational risks, as well as other risk factors. To ensure our risk management effectiveness, the Bank adheres to risk management strategies that are in line with best practices. These are, for instance:

- Regarding our overall risk management, acceptable risk appetites of the Bank have been identified, while the value-based management framework has been applied to our business management.
- In managing each type of risk, the Bank has adopted sophisticated risk management tools, such as customers' credit scoring for our credit risk management, the Value-at-Risk tool for our market risk management, an early warning system and contingency funding plan for our liquidity risk management, and key risk indicators used in our operational risk management.

The Bank's risk management policy consists of the following main elements:

### □ Risk Management Principles

The Bank's risk management includes credit, market, liquidity, operational, and other risk management. The principles of Risk-adjusted Return on Capital (RAROC) and Economic Profit are also used to measure risk management performance. The Bank operates under the following Risk Management principles:

- Business Lines Accountable for Risk

Business units own the risks assumed, and are responsible for continuous and active management of all risk exposures, so that risks and returns are optimally managed in line with the risk appetite. Meanwhile, support units, which provide services to core business units and share common business goals, are accountable for managing business-derived operational risks.

- Independent Risk Controls

An independent risk control process is implemented with the establishment of control functions responsible for providing an independent and objective view of risk-taking activities to safeguard the integrity of the entire risk process. In addition, these control functions are set to ensure that

[2] For the annual report, this chapter is shown in the "Risk Management and Risk Factors" section.

the risk level is in line with the risk appetite.

- Defined Risk Management Policy

  The Risk Management Committee determines risk management policy under guidelines from the Bank's Board of Directors.

- Integrated Risk Management

  The management of various kinds of risks incurred from all aspects of the Bank's business transactions is carried out in an integrated framework at all levels within the organization.

- Risk-adjusted Performance Measurement

  The performance of business units is measured and evaluated on a risk-adjusted basis.

## ▫ Risk Management Process

To ensure effective risk management, the Bank has outlined a risk management process, which includes the following key steps:

- Risk Identification

  Key risks are proactively identified in detail, including types and sources of risks, as well as other risk-related factors, both internal and external. Assessments and projections of the Bank's current and expected risks are also in place.

- Risk Measurement

  Various models and methodologies for risk measurements suitable for different business characteristics are utilized. These models and methodologies are verified, approved and reviewed regularly.

- Risk Monitoring and Control

  Risk measurement policies and appetites designated by the Bank's Board of Directors, which are implemented through various guidelines, procedures and risk limits, are continuously monitored.

- Risk Reporting

  Timely and adequate risk reports covering all aspects of operations are required to ensure highest effectiveness in risk management.

The Bank's risk management process has accounted for both normal and crisis situations, which is in line with risk management best practices.

## ▫ Risk Management Structure

The Bank's organization has been structured to facilitate all aspects of risk management, while each business unit's responsibilities and segregation of duties have been clearly identified in accordance with good internal-control practices. The Bank's overall risk management framework encompasses the following organizational structure:

- The Bank's Board of Directors has the ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing risk management processes and the internal risk control system, ensuring their adequacy and effectiveness.

Furthermore, the Bank's Board of Directors has assigned the following committees and sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring risk management policies and overall risk profile per the policies and guidelines approved by the Bank's Board of Directors.
- The Asset and Liabilities Management Sub-Committee is responsible for managing interest rate, liquidity and foreign exchange risks.
- The Credit Policy Sub-Committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risks has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risks into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital to properly reflect returns and risk levels.

## ❑ KASIKORNBANK Risk Management amid Global Economic and Financial Crisis

Under global economic uncertainty spreading from the sub-prime crisis in the U.S., which is causing severe impact to leading financial institutions worldwide, KBank, actively responding to the crisis, has effectively managed our situation as follows:

- KBank has been closely monitoring the U.S. financial crisis and its subsequent impacts on financial markets and the world economy. Investment strategies have been revised, with reduction in investment in foreign assets prior to the inception of the crisis, in mid-2007. In-depth analyses regarding the risks associated with various investment alternatives have been performed. Therefore, no exposure in the sub-prime mortgage securities was undertaken, and the Bank was not affected by the impairment of such assets.

- The Bank has assessed any possible impacts on credit quality which might affect customers' loan repayment capability. Hence, the credit risk management processes have been adjusted with an aim of minimizing losses from any events of default caused by the global economic crisis.
- The Bank has also been performing stress tests to assess any possible losses and continuously reporting obtained results to senior management during the crisis in order to ensure timely decision-making. The contingency plans for stressed situations have been addressed, for example, liquidity contingency plans under the scenario of severe deposit runs.
- The Bank's management has closely monitored and proactively managed liquidity structure, which includes the diversification of sources of funds to avoid a liquidity shortage due to a particular source.

## 4.2 Risk Management

### ▫ Credit Risk Management

Credit risk refers to the risk that a counterparty or borrower may default on contractual obligations or agreements. Such a default may be caused by the counterparty's inability to pay because of financial encumbrances, or their intention not to abide by the agreements, resulting in a loss to the Bank.

Credit Risk Management Guidelines

The Bank has adopted a risk management procedure at international standards, based on sound balance between the business and credit underwriting functions to promote transparency, as well as checks-and-balances in credit processes. Credit-related staff all share the goals of promoting and attaining good credit quality.

In so doing, the Bank has strengthened a reliable credit culture within the organization, emphasizing sound efficiency in credit operations and quality, under appropriate monitoring and controls, through the development of the standard automated operational and support systems. As for personnel management, the Bank has defined the operational procedures, roles, duties and responsibilities from the business divisions down to individual levels, for common understanding and communications on the same grounds. The Bank has also provided continuous training for credit-related officers to upgrade their knowledge and skill to be appropriate for the natures of customers under their supervision.

Credit Policies and Credit Risk Management Tools

In order to define clear operational targets for staff, the Bank has established business strategies based on an acceptable risk appetite. These business strategies have been translated into a consistent set of credit policies and action plans that cover all customer segments and credit product lines of the Bank and subsidiaries under KGroup, especially financial products of KFactoring, and KLeasing. Proper qualifications for credit eligibility of our customers have been established to fully comply with international standards and regulatory requirements of BoT.

In addition to the Bank's constant improvements in our credit risk management tools, especially in the aspect of customers' risk assessment and loan portfolio diversification, credit policies are regularly reviewed and updated to ensure that they are in line with the guiding principles and rationale, and are always available as a reference for staff through the Bank's online information systems. Customer risk rating tools have been developed and utilized to support credit underwriting and set the appropriate risk-based pricing for each group of customers. As for performing business customers, their credit ratings are classified into twelve different ratings. Three additional ratings are set specifically for non-performing business customers. Regarding retail customers, credit scoring is in place to improve credit approval standards and efficiency.

As for the sub-prime mortgage crisis in the U.S., which caused widespread effects worldwide in 2008, it has generated some impacts on the Thai economy, including the credit quality of some target customers. The Bank, in response, has developed tools for credit risk monitoring, together with a clear contingency plan for any unexpected events, for maximum efficiency in risk monitoring. Additionally, the Bank has assessed some possible impacts on income and asset values among entrepreneurs and households, especially the impacts on their debt servicing capability, which would reduce any possible loss from an event of default. The Bank has also revised the criteria and methods for credit risk management, classified by customer segments, as below:

1. *As for our medium and large business customers*, the Bank has graded industries which are likely to experience adverse impacts from the crisis as high, medium, and low. Criteria for customer selection have been set, while customer status, as well as monitoring and control of credit uses, have also been reviewed.
2. *As for our small business and retail customers*, under the credit scoring method, the Bank has adjusted certain factors used in credit underwriting of customers in high-risk industries to better reflect the changing economic environment.

- Outstanding Loans

As of December 31, 2008, the Bank's consolidated outstanding loans stood at Baht 904,008 million, increasing by Baht 141,503 million, or 18.56 percent, over Baht 762,505 million at the end of 2007.

As of December 31, 2008, 60.75 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KGroup, accounted for Baht 53,821 million, or 5.98 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 567,564 million, or 63.02 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 36.98 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 59.79 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of December 31, 2008
39.25
60.75
As of December 31, 2007
39.90
60.10
Business entities
Individual
Type of Customer
As of December 31, 2008
63.02
36.98
As of December 31, 2007
61.56
38.44
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of December 31, 2008
59.79
40.21
As of December 31, 2007
59.57
40.43
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of 2008 and 2007, is depicted in the following:

The Bank's Consolidated Lending Portfolio
(Accrued Interest Receivables inclusive)


As of December 31, 2008
Others
10.73%
Agricultural & Mining
2.79%
Housing Loans
12.82%
Utilities & Services
9.31%
Real Estate &
Construction
6.73%
Manufacturing & Commerce
57.62%
As of December 31, 2007
Others
9.33%
Agricultural & Mining
3.07%
Housing Loans
12.52%
Utilities & Services
8.72%
Real Estate &
Construction
6.01%
Manufacturing & Commerce
60.35%

- **Non-performing Loans**

As of December 31, 2008, the Bank's consolidated NPLs stood at Baht 33,686 million, equal to 3.09 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 30,630 million, accounting for 2.81 percent of the total outstanding credit, including that of financial institutions, which declined from the end of 2007. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

| Year Ending | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| The Bank's consolidated NPLs | 33,686 | 34,980 |
| Percent of total outstanding credit, including that of financial institutions | 3.09 | 4.44 |
| The Bank-only NPLs | 30,630 | 31,915 |
| Percent of total outstanding credit, including that of financial institutions | 2.81 | 4.06 |

The Bank of Thailand (BoT) has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of December 31, 2008, the Bank's consolidated net NPLs stood at Baht 15,712 million, equal to 1.47 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 13,591 million, accounting for 1.27 percent of the total outstanding credit, including that of financial institutions, which declined from the end of 2007. The net NPL figures are shown in the table below:

**Net Non-Performing Loans**

(Units: Million Baht)

| Year Ending | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| The Bank's consolidated net NPLs | 15,712 | 17,600 |
| Percent of total outstanding credit, including that of financial institutions | 1.47 | 2.29 |
| The Bank-only net NPLs | 13,591 | 15,776 |
| Percent of total outstanding credit, including that of financial institutions | 1.27 | 2.05 |

In 2008, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 48,128 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 47,696 million. The details of debt restructuring and losses from debt restructuring as of the end of 2008 and 2007 are shown in the following table:

**Debt Restructuring and Losses from Debt Restructuring**

(Units: Million Baht)

| Year Ending | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Debt restructuring of the Bank and subsidiary companies | 48,128 | 29,960 |
| Losses from debt restructuring | 2,993 | 1,424 |
| Debt restructuring of the Bank only | 47,696 | 28,944 |
| Losses from debt restructuring | 2,938 | 1,207 |

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of December 31, 2008, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 29,772 million. This amount was equivalent to 127.40 percent of the level required by the BoT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 28,502 million, which was equivalent to 125.17 percent of the level required by the BoT.

- Foreclosed Properties

As of December 31, 2008, the Bank's consolidated foreclosed properties had a cost value of Baht 16,135 million, accounting for 1.24 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,616 million, accounting for 0.97 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,743 million, equivalent to 10.80 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,387 million, representing 10.99 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of 2008 and 2007, are shown below:

Foreclosed Properties

(Units: Million Baht)

| Year Ending | Dec. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Consolidated foreclosed properties | 16,135 | 17,343 |
| Percent of total assets | 1.24 | 1.74 |
| Allowances for impairment of consolidated foreclosed properties | 1,743 | 1,978 |
| Percent of consolidated foreclosed properties | 10.80 | 11.41 |
| Bank-only foreclosed properties | 12,616 | 12,720 |
| Percent of total assets | 0.97 | 1.28 |
| Allowances for impairment of Bank-only foreclosed properties | 1,387 | 1,467 |
| Percent of Bank-only foreclosed properties | 10.99 | 11.53 |

- Phethai Asset Management Company Limited

As of December 31, 2008, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,294 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

| Quarter Ending | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|---|---|---|
| Phethai Asset Management Company Limited | | | | | |
| Cumulative loans resolved/restructured | 72,294 | 72,100 | 71,761 | 71,510 | 70,262 |
| Percent of the total initial unpaid principal balance | 98.00 | 97.00 | 96.96 | 96.62 | 94.93 |

- Thai Asset Management Corporation (TAMC)

The Bank has transferred the sub-quality debts of borrowers, who all had characteristics matching those in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC.

In exchange for the transferred assets, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The notes' yields include an annual coupon, reset quarterly, at the weighted average of deposit rates of five major Thai commercial banks, paid for by a 1-year, extendable, non-transferable, FIDF-guaranteed note.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC's potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, at the end of the fifth and tenth years dating from July 1, 2001, TAMC and the Bank would share gains or losses arising from the resolution of the Bank's transferred assets.

During the year ending December 31, 2008, the Bank did not transfer any additional assets to TAMC. As a result, the total transferred assets, with a gross book value of Baht 14,557 million as of December 31, 2008, were priced at Baht 10,072 million. Meanwhile, the Bank recorded FIDF notes in payment, totaling Baht 10,072 million.

According to primary information as suggested by TAMC, the Bank had Baht 29 million losses arising from these sub-quality debt accounts.

## ◻ Market Risk Management

Market risk arises from changes in interest rates and exchange rates, as well as in securities and commodity prices, which can cause volatility in the Bank's income or the economic value of assets and liabilities of the Bank and K Companies, either at present or in the future.

Market Risk Management Guidelines

The Bank utilizes market risk management principles that are efficient and suitable for the changing environment, while asset and liability structures are properly managed, and market risk is controlled in accordance with the risk appetite. Also, the Bank's market risk management is set to comply with the BoT's requirements and related regulations, and with the policies controlled by the Risk Management Committee. In addition, transparency in our market risk management structure has continually been maintained, reflecting segregation of duties, while independence of risk control functions has been emphasized.

Market Risk Management Procedures and Tools

Core banking operations that are exposed to market risk can be divided into two major groups: asset and liability management activities, and trading book activities.

- Market Risk in Asset and Liability Management Activities

Interest Rate Risk Management

The Assets and Liabilities Management Sub-Committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the interest rate and the asset and liability structures of the Bank. ALCO's objective is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Risk Management Committee and the Board of Directors.

The Bank analyzes mismatches of repricing periods in assets and liabilities to evaluate the interest rate risk level. These sensitivity analyses are used to analyze the effect of changes in deposit, lending, money market and capital market rates on the Bank's interest income over the next twelve months, as well as on our financial position and off-balance-sheet items. With results obtained from these sensitivity analyses, the Bank's asset and liability structures, which are linked to various types of interest rates, are properly managed.

Analyses of financial assets and liabilities based on contractual repricing periods of KBank and subsidiaries, as of the end of 2008 and 2007, are shown below:

Consolidated Financial Statement as of December 31, 2008

(Units: Million Baht)

| Items | Immediate Repricing | Less than 6 months | 6 months to 1 year | 1 year to 5 years | More than 5 years | Non-interest bearing | Stop accrued | Total |
|---|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | | |
| Cash | - | - | - | - | - | 27,751 | - | 27,751 |
| Interbank and money market items | 8,466 | 186,191 | - | - | - | 4,132 | - | 198,789 |
| Investment | 6,700 | 26,687 | 25,592 | 31,212 | 7,370 | 5,900 | 1,194 | 104,655 |
| Loans | 624,641 | 105,241 | 7,172 | 52,843 | 52,338 | 2,573 | 59,200 | 904,008 |
| Accrued interest receivables | - | - | - | - | - | 1,485 | - | 1,485 |
| Customers' liability under acceptances | - | - | - | - | - | 492 | - | 492 |
| Other assets | - | - | - | - | - | 4,876 | - | 4,876 |
| Total | 639,807 | 318,119 | 32,764 | 84,055 | 59,708 | 47,209 | 60,394 | 1,242,056 |
| Financial Liabilities | | | | | | | | |
| Deposits | 442,984 | 315,675 | 146,384 | 15,680 | - | 47,227 | - | 967,950 |
| Interbank and money market items | 10,446 | 3,289 | 569 | 140 | 896 | 3,571 | - | 18,911 |
| Liabilities payable on demand | - | - | - | - | - | 10,883 | - | 10,883 |
| Borrowing | - | 82,900 | 15,227 | 33,054 | 6,962 | 16 | - | 138,159 |
| Bank's liability under acceptances | - | - | - | - | - | 492 | - | 492 |
| Other liabilities | - | - | - | - | - | 7,151 | - | 7,151 |
| Total | 453,430 | 401,864 | 162,180 | 48,874 | 7,858 | 69,340 | - | 1,143,546 |
| Repricing gap of on-balance sheet items | 186,377 | (83,745) | (129,416) | 35,181 | 51,850 | (22,131) | 60,394 | 98,550 |

## Consolidated Financial Statement as of December 31, 2007

(Units: Million Baht)

| | Immediate Repricing | Less than 6 months | 6 months to 1 year | 1 year to 5 years | More than 5 years | Non-interest bearing | Stop accrued | Total |
|---|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | - | 18,051 |
| Interbank and money market items | 4,952 | 50,398 | 62 | - | - | 2,996 | - | 58,408 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | - | 10,700 |
| Investment | 18,432 | 1,633 | 16,737 | 31,112 | 17,763 | 12,176 | 1,469 | 99,322 |
| Loans | 552,810 | 85,304 | 1,087 | 34,624 | 27,711 | 8,945 | 52,024 | 762,505 |
| Accrued interest receivables | - | - | - | - | - | 1,263 | - | 1,263 |
| Customers' liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other assets | - | - | - | - | - | 5,293 | - | 5,293 |
| Total | 576,194 | 148,035 | 17,886 | 65,736 | 45,474 | 50,186 | 53,493 | 957,004 |
| Financial Liabilities | | | | | | | | |
| Deposits | 392,692 | 313,778 | 33,832 | 1,839 | - | 41,681 | - | 783,822 |
| Interbank and money market items | 1,677 | 8,763 | 600 | 343 | - | 2,802 | - | 14,185 |
| Liabilities payable on demand | - | - | - | - | - | 11,117 | - | 11,117 |
| Borrowing | - | 38,198 | 877 | 301 | 18,724 | - | - | 58,100 |
| Bank's liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other liabilities | - | - | - | - | - | 6,107 | - | 6,107 |
| Total | 394,369 | 360,739 | 35,309 | 2,483 | 18,724 | 63,169 | - | 874,793 |
| Repricing gap of on-balance sheet items | 181,825 | (212,704) | (17,423) | 63,253 | 26,750 | (12,983) | 53,493 | 82,211 |

Equity Risk Management

The Bank has no policy of adding to our equity investments, and has plans to reduce the size of these investments that are unrelated to our core financial businesses. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

- Market Risk in Trading Book Activities

Trading book activities are handled under the guidance of the Bank's policy set particularly for activities that involve the purchase and sale of currencies, fixed-income securities and derivative instruments, as well as debt and property fund underwriting. The Capital Markets Business Division is responsible for managing risk status as a result of changes in interest rates, exchange rates and derivatives embedded under these transactions. In addition, the trading book activities include equity underwriting, whose risk status is under management by K Companies. All trading book activities are under the close supervision of the Internal Risk Management Department and the Risk Management Committee to ascertain that the aggregate risk of trading book activities is within the limit structure. This limit structure is constantly monitored through the use of the Value-at-Risk (VaR) Limit and Sensitivity Limit methods.

Furthermore, a stress-testing system has been developed to estimate potential losses caused by various shocks on the Bank's financial positions not captured in VaR calculations. In the stress-testing procedure, due attention is also paid to some 'Past Crisis Scenarios' and the adverse consequences thereof, such the Asian economic crisis in 1997, and the 9/11 attacks in the U.S., etc. This stress-testing procedure also includes 'Hypothetical Crisis Scenarios', such as different change patterns of yield curves, etc. A testing procedure for the Bank's VaR model, known as 'Back Testing', has also been improved and implemented for sounder market risk measurement. In two charts below, the chart on the left shows a comparison between estimated results using the VaR method and hypothetical profits and losses. It was found that the differences between the two series were within a satisfactory range. In the meantime, the Bank also monitors the distribution of daily market risk-related gains and losses, as shown in the chart on the right, to complement our routine risk analyses. All of these analytical assessments confirm the efficiency of the Bank's risk management tools, thereby promoting efficient market risk management as being in line with international standards.

In 2008, the Bank was in the process of adopting and implementing a Capital Markets Business System to enhance business capability and risk management, allowing us to handle risks associated with some new products in the market. The new system is now in partial use.


Back Testing for Trading Portfolio
VaR


Daily Market Risk-Related Gains and Losses
Frequency
Loss
Profit

The VaR for 1-day holding period, 99-percent confidence level of trading book, was Baht 52 million on average throughout 2008, meaning trading business had average daily potential loss of less than Baht 52 million in 99 out of 100 business days.

In the derivative business in 2008, the Bank engaged in an increasing number of transactions to meet the diverse demand from customers, such as Foreign Exchange Forward, Interest Rate Swap, Interest Rate Option, Foreign Exchange Option, Structured Notes, Credit Derivatives and Commodity Derivatives, etc. All these transactions were under risk appetites as specified by the Board of Directors. Meanwhile, the Bank continued to develop necessary platforms and procedures for timely and suitable management of risks incurred from these new, more sophisticated products. We also plan to upgrade calculations of capital adequacy with respect to these complex derivatives and other financial instruments.

The Bank had emphasized study and development to strengthen our credit risk management capability, by mitigating credit risks from our lending portfolio through our capital markets products and tools, such as Credit Default Swap and securitization, etc. These instruments enable us to manage concentration risk more effectively with higher Capital Adequacy Ratio (CAR), while allowing more efficiency in responding to the customers' needs. In the long run, this strength will enable the Bank to maximize Risk-adjusted Return by adopting financial instruments and models for loan portfolio management.

As for debt, equity, and property fund underwriting under management by KGroup in 2008, there was some large equity underwriting in property and energy sectors. We, in this regard, have adopted the procedures for risk measurement and control, according to the limits as specified, under oversight and control by the Internal Risk Management Department and Risk Management Committee.

Interest Risk Management

The Bank has entered transactions, such as Interest Rate Swap, to satisfy customer demand for interest rate risk management. Interest Rate Risk has been controlled under limits, by the Internal Risk Management Department and Risk Management Committee. Risk analysis, under the 'VaR' method, has also been adopted for effective management of interest rate risk.

Foreign Exchange Risk Management

The Capital Markets Business Division manages the purchase and sale of foreign currencies on a daily basis, which can induce exchange rate risk, thereby affecting the Bank's profit and loss and financial status. The Bank has a policy of maintaining this risk at a low level by setting limits on foreign currency positions in accordance with the Bank's business and requirements of the BoT. These limits are kept under the close supervision of the Internal Risk Management Department and the Risk Management Committee. In addition, the VaR method is used to manage foreign exchange risk.

- Liquidity Risk Management

Liquidity Risk arises from a failure to meet obligations when they come due, because of an inability to convert assets into cash, or to obtain sufficient funds to meet cash needed with appropriate costs within a limited time period, which may then result in a loss to the Bank.

Liquidity Risk Management Guidelines

The Central Treasury Department is responsible for managing liquidity in order to meet cash needed by the Head Office and branches by managing highly liquid Baht and foreign currency assets, as well as balancing short-term and long-term funding alternatives. The Bank has also adopted the uniform liquidity risk monitoring procedures for K Companies for the more effective liquidity management of the whole KGroup. The Asset and Liability Management Sub-Committee (ALCO) is responsible for setting up policies and guidelines for managing liquidity, which must be complied with liquidity risk standards approved by the Risk Management Committee and the Board of Directors.

Liquidity Risk Management Procedures and Tools

In managing liquidity risk, the Bank set a target for maximizing efficiency in liquid asset management at the most appropriate costs, which can be achieved through maintenance of liquid assets to sufficiently meet cash needed in both normal and critical situations, and in line with the BoT guidelines. As of December 31, 2008, the Baht 329,431 million of liquid assets held by the Bank and subsidiaries consists of cash, interbank and money market items, and net investments in securities. This amount increased by Baht 146,430 million over the level as of December 31, 2007.

Furthermore, the Bank has paid due attention to the assessment of our future liquidity needs, by estimating cash receivables and payables in different currency denominations, taking into account all factors involved, especially assets, liabilities and contingent liabilities. The Bank has also enhanced capability of our early warning system to cover more various types of risk and frequencies, for ensuring the more extensive risks assessment for effective risk management. Moreover, a contingency funding plan has been prepared for a smooth and timely response to critical situation, such as liquidity shortage.

Additionally, constant monitoring of changes in the balance sheet structure and customer behaviors likely to affect the Bank's cash flow is another important procedure for liquidity risk management. Calculations and analyses of various liquidity ratios are conducted, as they are used as early-warning indicators to facilitate liquidity management and related decision-making. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 93.39 percent as of December 31, 2008, decreasing from 97.28 percent at the end of 2007.

As for development of a new database system, we have started using the new system for conducting liquidity risk monitoring reports since August 2008, while assumptions used for balance sheet management and development of treasury product information have been reviewed for higher efficiency in reporting procedure and liquidity risk management.

The Bank, moreover, has emphasized timely monitoring of changes in business environment, which might affect liquidity risk management, particularly changes in regulatory requirements, such as the abolition of the 30-percent Unremunerated Reserve Requirement for short-term capital inflows since March 2008, changes in BoT monetary policy management tools, as well as enforcement of BoT Notification, dated August 3, 2008, regarding "Liquidity Risk Management among Financial Institutions. These changes also included the local political instability, inflation, along with the global economic and financial crisis. All these were the major factors urging KBank to adopt a more cautious stance in liquidity management. Meanwhile, the Bank has improved the management and measurement of risks for the effective projection and forecast of future volatility, in order to define management strategies that fit most to the situation.

Financial assets and liabilities, as of the end of 2008 and 2007, based on their contractual maturities, are shown below:

Consolidated Financial Statement as of December 31, 2008

(Units: Million Baht)

| | At call | Less than 6 months | 6 months to 1 year | 1 year to 5 years | More than 5 years | Non-maturity items | Total |
|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | |
| Cash | - | - | - | - | - | 27,751 | 27,751 |
| Interbank and money market items | 12,215 | 186,574 | - | - | - | - | 198,789 |
| Investment | 578 | 27,679 | 26,990 | 35,536 | 8,032 | 5,840 | 104,655 |
| Loans | 200,733 | 320,477 | 17,240 | 181,847 | 183,711 | - | 904,008 |
| Accrued interest receivables | 16 | 1,443 | 1 | 19 | 6 | - | 1,485 |
| Customers' liability under acceptances | - | 492 | - | - | - | - | 492 |
| Other assets | - | 1,176 | - | - | - | 3,700 | 4,876 |
| Total | 213,542 | 537,841 | 44,231 | 217,402 | 191,749 | 37,291 | 1,242,056 |
| Financial Liabilities | | | | | | | |
| Deposits | 490,211 | 315,675 | 146,384 | 15,680 | - | - | 967,950 |
| Interbank and money market items | 14,019 | 3,289 | 569 | 31 | 109 | 294 | 18,911 |
| Liabilities payable on demand | 10,883 | - | - | - | - | - | 10,883 |
| Borrowing | - | 82,900 | 14,736 | 16,561 | 23,962 | - | 138,159 |

| | At call | Less than 6 months | 6 months to 1 year | 1 year to 5 years | More than 5 years | Non-maturity Items | Total |
|---|---|---|---|---|---|---|---|
| Bank's liability under acceptances | - | 492 | - | - | - | - | 492 |
| Other liabilities | 131 | 2,352 | 1,420 | 207 | - | 3,041 | 7,151 |
| Total | 515,244 | 404,708 | 163,109 | 32,479 | 24,071 | 3,935 | 1,143,546 |
| Liquidity-net | (301,702) | 133,133 | (118,878) | 184,923 | 167,678 | 33,356 | 98,510 |

### Consolidated Financial Statement as of December 31, 2007

(Units: Million Baht)

| | At call | Less than 6 months | 6 months to 1 year | 1 year to 5 years | More than 5 years | Non-maturity Items | Total |
|---|---|---|---|---|---|---|---|
| Financial Assets | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | 18,051 |
| Interbank and money market items | 8,214 | 50,194 | - | - | - | - | 58,408 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | 10,700 |
| Investment | 172 | 14,359 | 21,985 | 37,817 | 18,463 | 6,526 | 99,322 |
| Loans | 173,842 | 269,735 | 8,299 | 157,722 | 152,907 | - | 762,505 |
| Accrued interest receivables | 12 | 1,220 | - | 13 | 18 | - | 1,263 |
| Customers' liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other assets | - | 1,086 | - | - | - | 4,207 | 5,293 |
| Total | 182,240 | 348,756 | 30,284 | 195,552 | 171,388 | 28,784 | 957,004 |
| Financial Liabilities | | | | | | | |
| Deposits | 434,373 | 313,778 | 33,812 | 1,859 | - | - | 783,822 |
| Interbank and money market items | 4,615 | 8,127 | - | 1,143 | 300 | - | 14,185 |
| Liabilities payable on demand | 11,117 | - | - | - | - | - | 11,117 |
| Borrowing | - | 38,198 | 877 | 301 | 18,724 | - | 58,100 |
| Bank's liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other liabilities | 121 | 2,481 | 234 | 80 | - | 9,023 | 11,939 |
| Total | 450,226 | 364,046 | 34,923 | 3,383 | 19,024 | 9,023 | 880,625 |
| Liquidity-net | (267,986) | (15,290) | (4,639) | 192,169 | 152,364 | 19,761 | 76,379 |

## ❑ Operational Risk Management

Operational risk refers to the risk of direct or indirect losses, resulting from inadequate or failed internal processes, personnel, operating and IT systems, or external events.

Operational Risk Management Framework

Operational risk exists in all banking products, procedures, business units and IT systems, which can potentially incur losses to the Bank, as well as to our customers and shareholders. The

Bank has placed great emphasis on effective operational risk management, and has continually improved our risk management framework to control and mitigate operational risk proactively. The objective of this framework is to implement effective operational risk management practices with a single standard that is systematically implemented across the entire KASIKORNBANK FINANCIAL CONGLOMERATE. In so doing, our management teams also gain an overall operational risk profile as essential information for their decision-making and maintaining compliance with BoT regulations, as well as other relevant laws and international standards.

Operational Risk Management Structure

All of our staff are accountable for operational risk management according to the framework and policies established by the Internal Risk Management Department, which is overseen by the Risk Management Committee, that also reviews and approves the operational risk management framework and guidelines for implementation within the Bank, plus at subsidiaries and associated companies that operate in financial or support businesses.

Meanwhile, the Internal Audit Department, which is under the Audit Committee, is responsible for reviewing and validating the operational risk management framework to ensure the effectiveness, propriety and transparency of risk management within all of our units.

Operational Risk Management Procedures and Tools

The Bank's procedures for operational risk management include risk identification, assessment, control and monitoring, as well as reporting. All of these processes are carried out periodically for accurate risk assessment and effective control to ensure that risk is within acceptable levels. Operational risk management tools and IT systems have been installed and improved upon continuously to effectively monitor and assess operational risk management. These tools include:

- Risk and Control Self-Assessment (RCSA) – The Bank employs self-assessment tools within our business to identify significant operational risk, as well as to effectively control and prevent losses. Risk management expertise is disseminated to employees to create awareness and aid in efficient management of day-to-day operations, while a great emphasis has been placed upon proactive management of operational risk before any loss is incurred. In addition, the results of our risk assessments and controls are regularly reported to high-level executives and the Risk Management Committee to present an overall operational risk profile.
- Operational Risk Event Database (RED) – The Bank has implemented a database system and developed procedures to collect and report on operational risk events, along with analyses of the actual causes of a given risk and prevention of them. This helps avoid repetition of such events and is essential to developing situational models

for operational risk capital maintenance. The operational risk event database is also used as an important input for Risk and Control Self-Assessment.

- Key Risk Indicators (KRI) – In addition to indicators used by almost a hundred leading banks worldwide, the Bank has put into place various KRIs to effectively reflect the levels of risk arising from systems, employees, and processes. In cooperation with business units that are susceptible to risk, operational risk management staff identify KRIs and collects related information at regular intervals in order to monitor and track changes in the risk level over time, as well as serve as an early warning tool.
- Business Continuity Management (BCM) – Throughout 2008, the Bank has continued to implement our plan for Business Continuity Management (BCM) to mitigate and control the impact of incidents that could cause major interruptions to our main business operations - examples being emergencies such as flooding, storms, fire, terrorist attacks, epidemics, and political unrest. We have established the "BCM Taskforce", with members representing all relevant departments, to monitor progress and to supervise implementation of BCM activities in general. This taskforce ascertains that the BCM project is effective and appropriate for handling any incidents that could occur. Although such incidents could cause suspension of our normal operations, we have to ensure that all critical business functions can be carried out uninterrupted, and the normal functions can be resumed in a timely manner.

  In addition, other preparations include risk assessment, identification of critical business functions, business impact analyses, maximum allowable outage, business continuity management strategy selection, and business continuity plans. In this regard, the Bank has mapped out a plan to cope with impacts from a bird flu outbreak, a crisis communication plan – that includes identification of the severity level of such crises – as well as establishment of an Incident Response Team and Executive Crisis Management Team. The teams comprise high-level executives from all units concerned with managing such incidents and deciding on actions for the highest efficiency and effectiveness. We have also tested all contingency plans to ascertain that critical business functions would continue to perform normally, even during sudden catastrophes.
- IT Systems for Operational Risk Management – The Bank's IT infrastructure has received continuous upgrades to support the development of our operational risk management framework, with the purpose of enhancing our efficiency in risk

management procedures and tools. In particular, these IT systems are important for recording data for later analysis and reporting on operational risk events.

Aside from this, the Bank has also undertaken assessments of operational risk in regards to new products and working procedures, to ensure that they have acceptable risk levels and that there are appropriate controls in place before they are introduced to the Bank's customers. As for external fraud, the Bank has placed great importance on implementing a security system to guard against risks inherent to major products, such as credit cards, ATM cards and cheques, etc., for which the Bank has a special unit tasked with investigating irregular transactions and risk factors. The Bank has also installed state-of-the-art IT equipment and systems to thwart, recover from and/or reduce losses incurred by such crime.

Overall operational risk reports on the Bank's products, together with reports on operational risk events, are regularly presented to the Risk Management Committee to keep the Committee abreast of current operational risk profiles, ensuring that our work in risk management is in line with the Bank's related policies and international practices. Furthermore, in order to meet Basel II standards on capital reserves for operational risk, the Bank has collected data and prepared situational modeling to facilitate computations of the necessary capital reserves against this form of risk. In addition, the Bank continues to develop, improve and upgrade our operational risk management tools, procedures and systems.

## □ Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of December 31, 2008, the Bank's contingent obligations were Baht 102,209 million, compared to Baht 93,921 million at the end of December 2007.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of December 31, 2008, the Bank had foreign exchange contracts on the purchase side of Baht 370,011 million, with Baht 380,317 million on the sales side, compared to Baht 338,139 million and Baht 372,471 million, respectively, at the end of December 2007. In addition, the Bank had interest rate contracts on the purchase side of Baht 633,826 million and Baht 633,372 million on the sales side, compared to Baht 386,792 million and Baht 402,904 million, respectively, at the end of December 2007.

- Risks Related to Capital Adequacy

As of December 31, 2008, the Bank's capital adequacy ratio was at 15.05 percent, which is significantly above the BoT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BoT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

## □ The 'Basel II' Capital Accord

Over several years, the Bank has continued to improve its risk management instruments, systems and procedures to be in line with internationally recognized best practices. Value-based Management (VBM), Risk-adjusted Return on Capital (RAROC) principles and the assessment of capital adequacy based on stress testing results and business plans have been implemented to ensure that the Bank has an efficient risk management system that can address global economic volatility.

The Bank has also placed great importance on information disclosure, which would be another channel for investors, shareholders, analysts and other relevant parties to assess the Bank's risk management governance. A working group has been established to supervise the disclosures to ensure comprehensiveness, accuracy and transparency of information, as well as compliance with international disclosure standards such as IFRS 7 (International Financial Reporting Standards 7).

Hence, the BoT's Basel II regulations, which also aim for effective capital management to capture any significant risks which may occur in the complex financial market, have always been in line with the Bank's current risk management policies. The Basel II Capital Accord consists of the three following pillars:



Basel II
Pillar I
Minimum Capital
Requirements
Pillar II
Supervisory Review
Processes
Pillar III
Market Disclosures
Calculation of minimum capital requirements
Credit Risk
Operational Risk
Market Risk
Ensure that banks have adequate capital to support all risks in their businesses.
Encourage banks to develop and use better risk management techniques in monitoring and managing their risks.
Encourage market discipline through public disclosures.
Allow market participants to access key information, including: capital structure, capital adequacy, risk exposure and assessment.


KBank has successfully implemented Basel II, and the Bank's capital calculation methodologies for both credit and operational risks have been approved by the BoT. The Bank is also a leading institution which proactively notifies the BoT of key concerns and impacts of Basel II via the Basel II working forum, which was established by the Thai Bankers' Association in cooperation with the BoT. This helps pave the way for an effective transition to the new capital standards.

As for an assessment of capital adequacy, as of December 31, 2008, the Bank has begun to maintain regulatory capital in accordance with Basel II principles. The capital adequacy ratio (CAR) of the Bank equaled 15.05 percent, with Tier-1 capital accounting for 9.84 percent, greater than the BoT minimum requirements of 8.50 and 4.25 percent for total capital and Tier-1 capital, respectively. This indicates the Bank's solid financial strength, which enhances market confidence in the sufficiency of our capital to accommodate risks arising from changes in the economic environment, and comply with BoT regulations. The implementation of the Basel II Capital Accord has led to a 0.8-percent decrease in our CAR, which is less than the 1.5-percent average drop in that of the banking system. It was also the smallest decrease among large Thai commercial banks. This decrease in the Bank's CAR was due to operational risk capital, which is a new requirement under the Basel II standards. However, as the Bank adheres to best practices in risk management and capital management, considering appropriate returns with respect to acceptable risk appetites, the Bank's business operations remain unaffected by implementation of the Basel II principles.

- Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

Throughout 2008, the Bank continued with development of the Value-based Management (VBM) framework and efforts to put it into practice. With the VBM framework, the Bank is confident that the highest value creation will be achieved for our shareholders through the adoption of the Risk-adjusted Return on Capital (RAROC) and Economic Profit (EP). Economic Profit shows net profit after adjusting for both the risk charge and the cost of capital. The Bank has developed VBM guidelines which are integrated into various management applications. These include risk management and risk measurement in terms of economic capital that reflect true risk profile by risk type, strategic and business planning based on risk/return trade-off analysis, identification of overall risk capacity expressed as Available Financial Resources (AFRs) such as Tier-1 capital, hybrid capital, etc. In addition, the Bank has set the overall risk appetite level and determined key risk limits at portfolio level to monitor, control, and ensure that the overall level of risk taking will be within risk capacity.

In addition, the Bank has measured business performance and analyzed economic profits for customer segments, product domains and individual products. Meanwhile, related business units have adopted the value-based analysis for business viability assessment of investment projects to dynamically and efficiently adjust business strategies in line with the changing market environment.

## 5. Operations of Support Groups

With the aim of enhancing competitiveness and upgrading operational efficiency of core businesses, KASIKORNBANK continued to develop all necessary support functions throughout 2008, concerning human resources and IT facilities. To summarize:

- Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In 2008, the Bank, through the Human Resource Division, provided human resource management services, in pursuance to the HR Roadmap, in accordance with the Bank's strategic direction and business plans for the KGroup. In detail:

- Recruitment: The Bank adjusted strategies of recruitment procedures for more efficient recruitment of high-potential staff with sufficient numbers of new staff to meet demand of our business units, comprising:
  - The Bank marked success from participation in the Career Exhibition 2008, with a total of 8,500 candidates applying for employment at KBank, higher than the total of 7,100 candidates recorded last year.
  - The Bank began the K-Internship Program by accepting applications from master's degree-candidate students with good performance to understudy our Relationship Managers as "Assistant Relationship Managers" (ARMs). After selection, they are sent to be interns at our business centers, which are experiencing a shortage of qualified applicants.
  - We also mapped out a long-term plan for recruitment and selection of high-potential staff, by granting "K Excellence" Awards to well-performing students at target universities, which would encourage them to work with the Bank after graduation.
- Learning and Development: The Bank developed skills and arranged learning courses in accordance with the Training Roadmap, especially job-specific skills, as well as management and leadership. Several learning modes were adopted, such as classroom learning, external seminars and e-Learning. This included continuing improvement in current learning courses and development of new courses to equip the employees with necessary skills to do the work.
- Development of Leadership and Competency:
  - The Bank emphasized the development of leadership and competency of managers and officers in accordance with corporate directions and targets, including the current market competition. Improvement and revision in competency have been

proceeded to ensure greater details, clarity and timeliness. Meanwhile, the Leadership Development Program has been improved for higher efficiency.

- The Bank continued to lay down several curricula to accommodate the duties and responsibilities of leaders at each level under the Management Development Program (MDP). In 2008, performance management courses were arranged for unit heads and team leaders for their better understanding of the Bank's performance management policies and procedures.
- We employed the 360 Degree feedback management tool to aid us in developing both core and leadership competencies among our supervisory-level offers. This had been based on perspectives from their immediate surrounding, including personal perspective, fine supervisors, colleagues, subordinates, as well as customers.
- The Bank launched a campaign to promote "11 People Management Behaviors of KASIKORNBANK Leaders". The Leaders' 11 desirable behaviors in People management are defined in four main areas i.e., career development, performance management, rewards & recognition, as well as working environment and organizational culture. Useful management tips were sent, once a month, to all the middle management level and higher via the Lotus Notes system. Entitled "Groom Your People", these tips were aimed at providing knowledge to supervisors, and informing them of the ways to develop and encourage potential employees to reach the next efficiency frontier.

- Employee Retention and Incentives: The Bank conducted an employee survey in 2008, to recognize factors that affect their working efficiency and quality of life. The survey results generally showed higher satisfaction results (Pull Index) among them.
- Performance Management: The Bank has urged our employees to set their individual targets in accordance with the targets of their respective units and Bank-wide targets in 2008, together with special emphasis on "People Management Behaviors" for middle managers and above.
- Remuneration: The Bank has improved our "Sales Rewarding and Incentive System" to achieve better performance results in 2009, especially among those directly involved in sales (Frontline Officers), under clear income targets in order to promote greater quality and quantity of sales.
- Labor Relations:
  - The Bank still pursues a cordial labor relations management policy to continuously maintain sound efficiency in this respect. We have regularly and continuously

maintained close relationships with the labor unions and employees on a bilateral approach. Our actions have proven successful, as acknowledged by the "Outstanding Labor Relations and Welfare" award of 2008, presented by the Ministry of Labour, for four consecutive years. Furthermore, the Bank implemented additional labor relations activities, especially in special events and occasions, besides some orientation courses and advisory services on labor-related issues to other organizations within KGroup and support service providers to KGroup.

- We continued to promote better understanding of the Bank's business strategies and staff contributions to the Bank's achievements, through efficient communications within the organization. Some of our interesting initiations and activities included the extensive promotion for a good credit culture, and the Recognition Program for exemplary and outstanding performance, as a role model for other staff at the Bank.

- Refinements to the IT Infrastructure: The Bank has developed the Human Resource Information System (HRIS) for continued development of the Employee Self Service System, in order to reduce operational redundancies, time required to perform functions, and expenses, which strengthens our working efficiency. This included the launch of an e-Expense project to allow employees to reimburse health care and children's educational enrollment fees, and to follow up the reimbursement results by themselves, which has reduced the number of follow-up phone calls by over 90 percent. This also markedly reduced our telephone expenses. We have prepared to extend this project to other welfare systems provided to our staff, such as borrowing.

## IT Management

- IT Security Policy and Infrastructure

In 2008, the Bank upgraded the efficiency of our IT firewall systems protecting main servers. This increased the security of information transmission within the Bank's IT network, as well as providing better detection and protection with state-of-the-art safeguards against malicious intrusion attempts directed toward our main servers.

Aside from this, we also examined the entire IT security system used within the Bank's network, along with a review of security control procedures and an enhancement of information safety to build customers' assurance in the operational security of our IT systems, and the Bank's electronic banking facilities.

The Bank has prepared our IT procedures and platforms in response to the Computer Crimes Act B.E. 2550, in the capacity as a 'service provider' of IT network services, comprising:

- The Bank has set a mechanism for user identification, such as login usernames and IP addresses, etc.
- The system has been upgraded to keep all log data completely and securely, under prevention of unauthorized corrections. The log data must be kept for at least 90 days, under the Log Criteria for Users of Computer Networks Act B.E. 2550.
- The Bank has reset the time server to sync with the international time, ensuring reliability of our data storage.

• IT Outsourcing

In order to support business expansion and enhance the efficiency of the Bank's various services, we undertook preparations for our new IT systems, by setting up a new computer backup center at the Chaeng Watthana Main Branch Office Project. Also, the Bank renovated the electrical system at the Rat Burana Headquarters Information Technology Center by installing two power supply systems to avoid a 'single point of failure' problem, to help ensure uninterrupted service in our computing operations. Moreover, working space in our IT center has been renovated for maximum utilization, facilitating expansion of our banking services in 2009.

## □ K-Transformation

As of the end of 2008, the progress of the Bank's "K-Transformation" strategic project, comprising four main components, is shown below:

1. Know Our Customer (KOC)

In addition to the completion of customer database development for marketing activities covering key aspects such as overall customer profiles, products/services that they use and their behavior, which has already led to the launch of pilot marketing campaigns, the K-Transformation project has also completed new marketing campaign management tools, which will ensure information readiness for the Bank's staff in making decisions about product and service offers to targeted customers, at the right price and the right time. It is now in the process of developing an additional system to facilitate marketing activities of the Retail Business Division, including links with sale and service channels of the Bank.

2. Multi-Channel Sales and Services (MSS)

In order to build sales and service channel capabilities with the aim of delivering a satisfactory and consistent customer experience, the K-Transformation project has confirmed business requirements with the Bank's business units. In addition, we have developed new operational procedures in six areas, including marketing, sales, services, deposit transactions, receipts and payments, as well as credit services. At present, we are in the System Design & Build phase.

3. IT Capital (ITC)

The K-Transformation project has confirmed business requirements with the Bank's business units. Under the current System Design & Build phase, we are in the process of upgrading our core banking system and providing links to other IT systems. Our aims are to meet the needs of the Bank business units and to enhance their competitiveness, enabling them to develop new products and services with complex features much faster.

4. Financial Information System (FIS)

We have completed a new Financial Information System covering basic features including financial management, reporting and budgeting. This new system also upgrades our information management by featuring information from the centralized, automated and consolidated financial data of KGroup, including a new Chart of Account (CoA), IAS 39 international accounting standard compliance, a single Bank-wide platform for planning and budgeting, as well as procurement support and payments.

# 6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

## ❑ Subsidiary and Associated Companies

'Subsidiary companies' refer to companies where the Bank has the authority to control their financial and operating policies, both directly and indirectly, to benefit from their business activities.

'Associated companies' refer to companies, where the Bank has significant influence, but are neither subsidiaries nor joint ventures. The Bank takes part, but not complete control, in decision-making with regards to these companies' financial and operating policies.

## ❑ Investment Policy

The Bank's investment policy can be summarized as follows:

- Strategic Investments

The Bank invests in companies for strategic benefit. The Bank and these companies collaborate on the review of business strategies and cooperation. Such work is achieved through the sharing of various resources, equipment, tools and channels for utmost efficiency and minimum operational redundancy.

- Outsourcing Investments

The Bank invests in companies that support the Bank's operations. These are companies providing services that are not the core business of the Bank, and that would face inflexibility if they were to remain a part of the Bank. Bank executives are appointed as directors of these companies to oversee their management and operating policies, with one director having control over the firms' operations. This helps ensure standardized service quality, as well as maximum efficiency and benefits.

The Bank's investments in subsidiary and associated companies as of the end of 2008 are listed in the table below:

# Details of Investments

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| **Investment in Asset Management Company** | | | | | | | |
| 1. PHETHAI ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205 | Bangkok | Asset Management | 800,000,000 | 800,000,000 | 100.00 | Ordinary | 100,917,509 |
| **Investment in KASIKORNBANKGROUP** | | | | | | | |
| 1. KASIKORN RESEARCH CENTER CO.,LTD.<br>Tel. 0-2273-1144 Fax. 0-2270-1218 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 3,938,998 |
| 2. KASIKORN ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2673-3999 Fax. 0-2673-3900 | Bangkok | Mutual Fund Management | 27,154,274 | 27,154,274 | 100.00 | Ordinary | 486,290,235 |
| 3. KASIKORN SECURITIES PUBLIC CO.,LTD.<br>Tel. 0-2696-0000 Fax. 0-2696-0099 | Bangkok | Securities | 60,000,000 | 59,995,762 | 99.99 | Ordinary | 47,276,110 |
| 4. KASIKORN FACTORING CO.,LTD.<br>Tel. 0-2290-2900 Fax. 0-2276-9710 | Bangkok | Factoring | 1,600,000 | 1,600,000 | 100.00 | Ordinary | 88,718,986 |
| 5. KASIKORN LEASING CO.,LTD.<br>Tel. 0-2696-9999 Fax. 0-2696-9988 | Bangkok | Leasing | 90,000,000 | 90,000,000 | 100.00 | Ordinary | 4,168,685 |
| **Investment in Support Service Providers to KASIKORNBANKGROUP** | | | | | | | |
| 1. PROGRESS GUNPAI CO.,LTD.<br>Tel. 0-2273-3900 Fax. 0-2270-1262 | Bangkok | Services | 200,000 | 200,000 | 100.00 | Ordinary | 34,301,906 |
| 2. PROGRESS PLUS CO.,LTD.<br>Tel. 0-2225-2020 Fax. 0-2225-2021 | Bangkok | Services | 230,000 | 230,000 | 100.00 | Ordinary | 5,797,480 |
| 3. PROGRESS LAND AND BUILDINGS CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889 | Bangkok | Real Estate Development | 7,516,000 | 7,516,000 | 100.00 | Ordinary | 339,637 |
| 4. PROGRESS FACILITIES MANAGEMENT CO.,LTD.<br>Tel. 0-2273-3288-91 Fax. 0-2273-3292 | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 4,584,256 |
| 5. PROGRESS MANAGEMENT CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889-91 | Bangkok | Services | 60,000 | 60,000 | 100.00 | Ordinary | 5,213,980 |
| 6. PROGRESS SOFTWARE CO.,LTD.<br>Tel. 0-2225-7900-1 Fax. 0-2225-5654-5 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 51,911,722 |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| 7. PROGRESS STORAGE CO.,LTD.<br>Tel. 0-2273-3833 Fax. 0-2271-4784 | Bangkok | Services | 30,000 | 30,000 | 100.00 | Ordinary | 10,331,470 |
| 8. PROGRESS SERVICE CO.,LTD.<br>Tel. 0-2273-3293-4 Fax. 0-2273-3292 | Bangkok | Services | 20,000 | 20,000 | 100.00 | Ordinary | 12,690,742 |
| 9. PROGRESS H R CO.,LTD.<br>Tel. 0-2270-1070-6 Fax. 0-2270-1068-9 | Bangkok | Services | 10,000 | 10,000 | 100.00 | Ordinary | 9,584,583 |
| 10. PROGRESS SERVICE SUPPORT CO.,LTD.<br>Tel. 0-2470-5414 Fax. 0-2470-5355 | Bangkok | Services | 40,000 | 40,000 | 100.00 | Ordinary | 16,255,630 |
| 11. PROGRESS APPRAISAL CO.,LTD.<br>Tel. 0-2270-6900 Fax. 0-2278-5035 | Bangkok | Services | 5,000 | 5,000 | 100.00 | Ordinary | 27,318,699 |
| 12. PROGRESS COLLECTION CO.,LTD.<br>Tel. 0-2273-3210 Fax. 0-2273-2559 | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 674,467 |
| 13. K-SME VENTURE CAPITAL CO.,LTD.<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Joint Venture | 20,000,000 | 20,000,000 | 100.00 | Ordinary | (2,906,436) |
| 14. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.**<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Venture Capital Management | 1,000,000 | 1,000,000 | 100.00 | Ordinary | (4,448,389) |
| **Investment in Associated Companies** | | | | | | | |
| 1. PROCESSING CENTER CO.,LTD.<br>Tel. 0-2237-6330-4 Fax. 0-2237-6340 | Bangkok | Services | 500,000 | 150,000 | 30.00 | Ordinary | 120,948,638 |
| 2. RURAL CAPITAL PARTNERS CO.,LTD.<br>Tel. 0-2718-1852-3 Fax. 0-2718-1850 | Bangkok | Joint Venture | 1,000,000 | 275,000 | 27.50 | Ordinary | (155,985) |
| 3. M GRAND HOTEL CO.,LTD.<br>Tel. - Fax. - | Bangkok | Hotel | 100,000,000 | 20,000,000 | 20.00 | Ordinary | (31,602) |

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO., LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO., LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD.



www.kasikornbankgroup.com
K-Contact Center 0 2888 8888

EXCELLENCE

Prasarn Trairatvorakul



ธนาคารกสิกรไทย
KASIKORNBANK



Ref. OS. 2029/2009

February 26, 2009

To : The President

The Stock Exchange of Thailand

**Subject : Notification of the Resolutions of KASIKORNBANK PCL's Board of Directors Meeting No.2/2552**

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 2/2552 held on February 26, 2009 has resolved the following significant matters as follows:

1. To approve the Balance Sheet and Statement of Income for the year ended December 31, 2008 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

2. To approve the appropriation of profit from year 2008 operating results and dividend payment as follows:

- Legal reserve amounting to Baht 130,000,000
- Dividend on ordinary shares at the rate of Baht 2.00 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 25, 2008, and will pay the remaining dividend at the rate of Baht 1.50 to the shareholders, by setting the record date on April 17, 2009 to determine the shareholders entitled to receive dividend, and setting the shareholder register book closing date and suspending shares transfer on April 20, 2009 to compile the shareholder list pursuant to section 225 of the Securities and Exchange Act. The dividend payment shall be made on April 28, 2009.

The Board of Directors deemed that the rate of dividend specified above is appropriate, which is 32.33 percent of the 2008 net profit. The Bank's capital funds remain strong to accommodate continuous growth and business expansion.

3. To propose to the Annual General Meeting of Shareholders to approve amending the resolution of the Annual General Meeting of Shareholders No. 93, held on April 8, 2005 under the agenda item No. 9 regarding the issuance and sales of debentures of the Bank by expanding the total issue size of the debentures, from not exceeding USD 3 billion to not exceeding Baht 170,000 million. In addition, offering for sale to high net-worth investors and compliance with the Capital Market Supervisory Board have been incorporated to comply with the amended regulation.


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul

Other conditions for the issuance and sale of debentures would be the same as already approved in the Annual General Meeting of Shareholders No. 93 in all respects. (Attachment 1)

4. To propose to the General Meeting of Shareholders to approve the Muangthai Fortis Holding Company Limited' s shares acquisition and proceed the connected transaction in order to expand KASIKORNBANK PUBLIC COMPANY LIMITED's ("KBank") scope of business to include life insurance, by acquiring no less than 30% of the shares or economic interest in an existing life insurance company, the Board of Directors meeting of KBank (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) approved a plan to expand the investment in Muangthai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares in Muangthai Fortis Holding Company Limited ("MTFH"), which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to increase its shareholding in MTFH up to approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL. In this regard, the additional ordinary shares in MTFH will be acquired via the procedures where: (1) KBank will subscribe for, or acquire, the new ordinary shares issued through capital-increase by MTFH, based on the proportion of shareholding, as well as new ordinary shares left unsubscribed by the existing shareholders; and (2) KBank will acquire shares from the existing shareholders, whereby some of the existing shareholders are connected persons of KBank. After the said acquisition of MTFH's additional ordinary shares, persons with conflict of interest of KBank will hold shares in MTFH (which will become KBank's subsidiary), and Muang Thai Insurance Public Company Limited ("MTI") (which will become KBank's affiliated company), of more than 10%, whereby such persons will hold shares in MTFH and MTI at approximately 24.41% and 13.06%, respectively. In this respect, the Board of Directors has considered, and is of the opinion that such shareholding structure in MTFH and MTI will be in the best interest of KBank. In addition, prior to the abovementioned KBank's acquisition of additional ordinary shares in MTFH, adjustment will be made to MTFH's shareholding structure. MTFH is to sell all the shares it holds in Muang Thai Real Estate Public Company Limited, Phatra Leasing Public Company Limited and Muang Thai Group

Prasarn Trairatvorakul

Service Company Limited, to another company which will be newly incorporated ("Holding Company 2").

And, The Board of Directors has resolved to propose to the shareholders meeting for approval, the matter of the acquisition of additional ordinary shares in MTFH, the agreement to engage in the connected transactions, and other procedures related to, or required for the transaction. The material agendas of the proposal can be summarized as follow:

1. Approval of the acquisition of MTFH's additional ordinary shares, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

Share acquisition price = Not more than Baht 7,244 Million (calculated from the value of MTL and MTI for the part which MTFH holds shares in), plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction.

Price per share = share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares,

and the approval to proceed with the connected transactions with the connected persons of KBank, in the acquisition of the abovementioned shares.

In this respect, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muang Thai Broker Company Limited ("MTB")'s book value at March 31, 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH's shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately Baht 3,612,160,285 in total (calculated based on the preliminary value of the abovementioned transaction of Baht 7,244 Million, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares), which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.




ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul

2. Approval of the subscription for, or investment in shares in Holding Company 2, which is a company to be newly incorporated, in an amount not more than 10% of the total issued shares in Holding Company 2.

The acquisition of additional ordinary shares in MTFH and other necessary and/or related processes to complete the transaction (the "Share Acquisition") will proceed when the conditions precedent or conditions related to the Share Acquisition are completed, or KBank forfeits its rights in any condition as the Board of Directors, the President, or other persons that the Board of Directors or such persons have authorized, deems it appropriate to do so.

3. Approval from the shareholders meeting for any acts undertaken by the authorized directors, the President, or persons who have received authorization from the aforementioned persons, that are necessary and relevant to the investment expansion in MTL, the additional share acquisition in MTFH, as well as for any required or relevant authorizations.

In this regard, KBank has appointed Kim Eng Securities (Thailand) Public Company Limited to be the independent financial advisor to give opinion for the shareholders in relation to the connected transactions.

In order for the foregoing agendas to be approved by the shareholders meeting, the meeting must pass a resolution with at least three-fourths of the total votes of shareholders attending and having a right to vote, excluding shareholders who have a conflict of interest in the matter.

The acquisition of additional ordinary shares in MTFH, as well as the purchasing or investment in Holding Company 2 by KBank, when comparing the size or value of the transaction according to the Notification of the SET regarding the Disclosure of information and Activities by Listed Companies in the Acquisition or Selling of Assets B.E. 2547 (2004), does not fall under the ambit of the said Notification, and thus, KBank are not required to compile a report and disclose the information to the SET or send notice to its shareholders. However, for the purpose of providing information to investors, KBank has considered disclosing such information under the Notification, for the purpose of using it as a guideline for the disclosing of information regarding the acquisition of additional ordinary shares in MTFH.

The information regarding the Share Acquisition in MTFH, the engagement in connected transactions, and other related transactions, including information on connected persons and/or persons that may have a conflict of interest with KBank is available in the Information Memorandum in relation to the KASIKORNBANK PUBLIC COMPANY LIMITED's Share Acquisition in Muang Thai




ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul

Fortis Holding Company Limited and the Connected Transaction, which KBank has disclosed herein together. (Attachment 2 and 3)

KBank will send copies of the invitation to the Annual General Meeting of shareholders to the Office of the Securities and Exchange Commission and the Stock Exchange of Thailand to consider the adequacy of the information. Copies will be sent to the Office of the Securities and Exchange Commission and the Stock Exchange of Thailand at least 5 working days prior to the date for issuance to shareholders.

5. To propose to the General Meeting of Shareholders to approve the amendment of Article 7. bis and Article 34. of the Bank's Articles of Association to comply with the laws currently applicable to the Bank, as follows:

"Article 7. bis The Company shall notify the transferees to dispose of his shares if the transfer of shares shall result in such person holding shares beyond the number specified by laws. Except for where the Company has authorized or obtained permission pursuant to the financial institution business laws."

"Article 34. Where the Company or any of its subsidiaries enter into a connected transaction, or a transaction relating to an acquisition or disposition of material assets of the Company or any of its subsidiaries, the Company shall comply with the rules and procedures under the laws."

6. To approve the convening of the General Meeting of Shareholders No. 97 which will take place on Friday, April 3, 2009 at 1400 hours at the Bank's Head Office No. 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok, by setting the record date on March 12, 2009 to determine the shareholders who have the right to attend the Annual General Meeting of Shareholders, and setting the shareholder register book closing date and suspending shares transfer on March 13, 2009 to compile the shareholder list pursuant to Section 225 of the Securities and Exchange Act, to consider the following agenda:

1. To consider adopting the Minutes of the General Meeting of Shareholders No. 96

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the said minutes.

2. To acknowledge the Board of Directors' report on year 2008 operations

   Board of Directors' opinion : It is considered appropriate to report the year 2008 operations to the Meeting of Shareholders.





Prasarn Trairatvorakul

3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2008

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the Balance Sheet and the Statement of Income for the year ended December 31, 2008 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

4. To consider approving the appropriation of profit from 2008 operating results and dividend payment

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the appropriation of profit from 2008 operating results and dividend payment as follows:

   - Legal reserve amounting to Baht 130,000,000
   - Dividend on ordinary shares at the rate of Baht 2.00 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 25, 2008, and will pay the remaining dividend at the rate of Baht 1.50, by setting the record date on April 17, 2009 to determine the shareholders entitled to receive dividend, and setting the shareholder register book closing date and suspending shares transfer on April 20, 2009 to compile the shareholder list pursuant to section 225 of the Securities and Exchange Act. The dividend payment shall be made on April 28, 2009.

5. To consider amending the resolution of Annual General Meeting of Shareholders No. 93, held on 8 April 2005, regarding the Issuance and Sale of Debentures of the Bank

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the amendment of the resolution of the Annual General Meeting of Shareholders No. 93 held on April 8, 2005 regarding the issuance and sale of debentures of the Bank by expanding the total issue size of the debentures, from not exceeding USD 3 billion to not exceeding Baht 170,000 million, and incorporated wordings to comply with the amended regulation. Other conditions for the issuance and sale of debentures would be the same as already approved in the Annual General Meeting of Shareholders No. 93.



ธนาคารกสิกรไทย
KASIKORNBANK



Prasarn Trairatvorakul

6. To consider acquiring shares of Muangthai Fortis Holding Company Limited and the connected transaction

   Board of Directors' opinion : The Board of Directors (excluding the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, who did not attend and had no right to vote) supported the plan to expand the investment in Muangthai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares in Muangthai Fortis Holding Company Limited ("MTFH"), which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to have shareholding in MTFH at approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL, and the Board of Directors has resolved to propose to KBank's shareholders meeting for approval, the matter of the acquisition of additional ordinary shares in MTFH , the agreement to engage in the connected transactions, and other procedures related to, or required for the transaction as the directors may advise.

7. To consider amending the Article 7. bis and Article 34. of the Bank's Articles of Association

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the amendment of Article 7. bis and Article 34. of the Bank's Articles of Association as proposed, to comply with the laws currently applicable to the Bank.

8. To consider the election of directors to replace those retiring by rotation

   Board of Directors' opinion : The Board of Directors, exclusive of the nominated directors, endorsed the proposal of the Human Resources and Remuneration Committee and considered it appropriate for the Meeting of Shareholders to re-elect Mr. Somchai Bulsook, Ms. Sujitpan Lamsam, Professor Emeritus Khunying Suchada Kiranandana, Dr. Abhijai Chandrasen, and Mr. Hiroshi Ota who are due to retire by rotation, as the Bank's directors for another term. The Board was of the view that they are fully qualified, without any prohibited characteristics for election as directors of financial institution in accordance with related laws. In addition, they



Prasarn Trairatvorakul

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KASIKORNBANK



performed their duties with full responsibility, prudence and integrity in compliance with the regulatory requirements, objectives and Articles of Association of the Bank, as well as resolutions of the Annual General Meeting. Considering the qualifications of an independent director proposed for consideration and approval at the current Annual General Meeting.

The Board viewed that, Mr. Somchai Bulsook, independent director, who had prior business relationship with the Bank, i.e., The bank extended loans and contingent liabilities to the company that he had control over. Those loans and contingent liabilities were the normal course of business of the Bank, without any indication, which might prevent him from the exercise of independent discretion. Currently, the business relationship as earlier mentioned no longer exists. The independent director, as referred earlier, possesses knowledge, capability and experience, which will be very useful for KBank business. In addition, the business relationship shall not have any impact on the discharge of duties and provision of impartial comments to the Bank.

9. To consider the appointment of a new director

Board of Directors' opinion : It is considered appropriate for the Meeting of the Shareholders to appoint Mr. Sobson Ketsuwan, who has been considered and nominated by the Human Resources and Remuneration Committee, as an additional director of the Bank, in capacity of independent director, making a total of 18 directors. Mr. Sobson Ketsuwan has qualification per definition of independent director as defined by the Bank, and is fully qualified without any prohibited characteristics for election as directors of financial institution in accordance with related laws, and has consented to be recommended or nominated as director of the Bank.

10. To consider approving the remuneration of directors

Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve remuneration for directors, the Advisory Directors to the Management Committee, the Board Committees, the Legal Advisor, as well as the Board of Directors' special bonus for 2009 to be at the same rate as that of 2008 per the resolution of the Meeting of Shareholders No. 96. And as the Bank has




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KASIKORNBANK

appointed an additional director, it is thus considered appropriate for the Meeting of Shareholders to approve remuneration for the Board of Directors' Meeting, and the Board of Directors' special bonus for the newly appointed director, at the same rate as other directors, as recommended by the Human Resources and Remuneration Committee.

11. To consider the appointment and the fixing of remuneration of the auditor

    Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to appoint Mr. Thirdthong Thepmongkorn CPA Registration Number 3787 or Mr. Winid Silamongkol CPA Registration Number 3378 or Ms. Wilai Buranakittisopon CPA Registration Number 3920 or Ms. Somboon Supasiripinyo CPA Registration Number 3731 of KPMG Phoomchai Audit Limited as the Bank's auditor, and to fix the remuneration of the auditor for the year 2009 at Baht 12,615,000 as proposed by the Audit Committee.

12. Other businesses (if any)

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration
Office of Corporate Secretary
Tel. 0 2470 2679

END